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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

IDM PHARMA, INC.
(Name of Subject Company)

IDM PHARMA, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

449394105
(CUSIP Number of Class of Securities)

Timothy P. Walbert
President and Chief Executive Officer
IDM Pharma, Inc.
9 Parker, Suite 100
Irvine, CA 92618
(949) 470-4751
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

L. Kay Chandler, Esq. COOLEY GODWARD KRONISH LLP 4401 Eastgate Mall San Diego, CA 92121-9109 (858) 550-6000	Barbara L. Borden, Esq. COOLEY GODWARD KRONISH LLP 4401 Eastgate Mall San Diego, CA 92121-9109 (858) 550-6000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

Name and Address.

        The name of the subject company is IDM Pharma, Inc., a Delaware corporation (the "Company" or "IDM"). The address and telephone number of the Company's principal executive office are 9 Parker, Suite 100, Irvine, CA 92618, (949) 470-4751.

Securities.

        This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to the common stock, par value $0.01 per share, of the Company (the "Shares"). As of May 18, 2009, there were approximately 25,278,599 Shares issued and outstanding.

Item 2.    Identity and Background of Filing Person.

Name and Address.

        The Company is the person filing this Schedule 14D-9 and is the subject company. The Company's name, address and telephone number are set forth in Item 1 ("Subject Company Information") above, which information is incorporated herein by reference. The Company's website is www.idm-pharma.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

Tender Offer.

        This Schedule 14D-9 relates to the tender offer by Jade Subsidiary Corporation, a Delaware corporation ("Offeror") and wholly owned subsidiary of Takeda America Holdings, Inc., which is a New York corporation ("Takeda America") and wholly owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan ("TPC"), to purchase all of the outstanding Shares at a price of $2.64 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2009, and in the related Letter of Transmittal (together with the Offer to Purchase, the "Offer"). All references to the Offer to Purchase include any amendments or supplements thereto and all references to the Letter of Transmittal include any amendments or supplements thereto. The Offer to Purchase and the Form of Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer Price will be subject to any required withholding of taxes, and no interest will be paid thereon.

        The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Takeda America, Offeror and TPC with the Securities and Exchange Commission (the "SEC") on May 26, 2009.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 18, 2009, by and among Offeror, Takeda America and the Company (the "Merger Agreement"). The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the outstanding Shares on a fully diluted basis (where "fully diluted basis" means the number of outstanding Shares, together with the Shares that the Company may be required to issue pursuant to outstanding warrants, options or other obligations outstanding under employee stock or similar benefit plans or otherwise, whether or not vested and then exercisable) (the "Minimum Condition"). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Offeror will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Takeda America. At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than (1) any Shares held by IDM as treasury stock or owned by Takeda America, Offeror or the Company or any subsidiary of Takeda America, Offeror or the Company, and (2) any Shares that are held by a holder who has not voted in favor of or consented to the Merger and who has properly demanded and perfected his, her or its rights to be paid the fair value of such Shares in accordance with the provisions of Section 262 of the DGCL) will be automatically cancelled and converted into the right to receive from Offeror the Offer Price. Takeda America has unconditionally guaranteed the performance by Offeror of its obligations under the Merger Agreement. The Merger Agreement is summarized in Section 11 of the Offer to Purchase and has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

        The initial offering period of the Offer will expire at 12:00 midnight, New York City time, at the end of June 22, 2009, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

        According to the Schedule TO, the business address and telephone number for Takeda America and Offeror are 767 Third Avenue, 8th Floor, New York, NY 10017, USA, (212) 421-6954, and the business address and telephone number for TPC is 1-1, Doshomachi 4-chome, Chuo-ku, Osaka 540-8645, Japan, +81 6 6204-2111.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as described in this Schedule 14D-9, and in the Information Statement of the Company (the "Information Statement") filed as Annex I to this Schedule 14D-9 (and incorporated herein by reference into this Item 3), to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) TPC, Takeda America, Offeror or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act, in connection with Offeror's right to designate persons to the Company's board of directors other than at a meeting of the stockholders of the Company.

        Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements between the Company and Takeda America and Offeror.

Merger Agreement.

        The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as an exhibit to the Schedule TO, are incorporated in this Schedule 14D-9 by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        The Merger Agreement governs the contractual rights among the Company, Takeda America and Offeror in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company's stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Offeror or Takeda America in the Company's or Takeda America's public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosure regarding any facts or circumstances relating to the Company, Offeror or Takeda America. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances under which Offeror may have the right not to complete the Offer, or Takeda America or the Company may have the right to terminate the Merger Agreement, if the representations and warranties of the Company, Offeror or Takeda America, as applicable, prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from that generally applicable to stockholders.

Confidentiality Agreement.

        Takeda America and the Company entered into a confidentiality agreement (the "Confidentiality Agreement"), dated December 8, 2006, during the course of discussions between the parties regarding a possible business relationship. Under the Confidentiality Agreement, each party agreed, subject to certain exceptions, to keep non-public information concerning the other party confidential. The Confidentiality Agreement expires five years from the last date of disclosure of any confidential information under the Confidentiality Agreement.

Stockholders' Agreement.

        Takeda America and certain stockholders of the Company (the "Stockholders' Agreement Signatories"), including the Company's executive officers and directors, entered into a Stockholders' Agreement, dated as of May 18, 2009 (the "Stockholders' Agreement"). The Stockholders' Agreement Signatories are certain affiliates of Palo Alto Investors, LLC ("Palo Alto Investors"), Medarex, Inc. ("Medarex"), Timothy P. Walbert, Robert J. De Vaere, Timothy C. Melkus, Jeffrey W. Sherman, M.D., Robert Beck, M.D., Michael G. Grey, John P. McKearn, Ph.D. and Gregory J. Tibbitts. The outstanding Shares subject to the Stockholders' Agreement represented, as of May 18, 2009, approximately 55% of the total outstanding Shares. The outstanding Shares subject to the Stockholders' Agreement also represented approximately 49% of Shares then estimated to be deemed outstanding on a fully diluted basis for purposes of determining the Minimum Condition. Pursuant to the Stockholders' Agreement, during the Support Period (as described below for each Stockholders' Agreement Signatory), each Stockholders' Agreement Signatory has agreed to tender into and accept the Offer and sell to Offerer all such person's Shares pursuant to the Offer not later than the expiration date of the Offer and has agreed during the Support Period not to withdraw such Shares once tendered. With respect to directors and officers of IDM, the "Support Period" is the period from May 18, 2009 until the termination of the Stockholders' Agreement pursuant to its terms. With respect to Palo Alto Investors, the "Support Period" is the period from May 18, 2009 until the first to occur of (1) Offeror's acceptance of Shares for payment in the Offer (the "Acceptance Time"), (2) July 22, 2009, (3) a Company Adverse Recommendation Change, as defined in the Merger Agreement, (4) receipt by IDM or its board of directors, or the public announcement of, an unsolicited written proposal by a third party that is at a higher per share price than the Offer Price or (5) the termination of the Stockholders' Agreement pursuant to its terms. With respect to Medarex, the "Support Period" is the period from May 18, 2009 until the first to occur of (1) the Acceptance Time, (2) July 22, 2009, (3) a Company Adverse Recommendation Change, or (4) the termination of the Stockholders' Agreement pursuant to its terms.

        The Stockholders' Agreement and the obligations of each Stockholders' Agreement Signatory thereunder will terminate automatically upon the earlier to occur of (1) the termination of the Merger Agreement in accordance with its terms, (2) the occurrence of any amendment, waiver or modification to the Merger Agreement made without the prior written consent of the Stockholders' Agreement Signatories that (a) changes the form of the Offer consideration, (b) decreases the Offer Price, (c) extends the outside date before which the Offer must be consummated, (d) adds additional conditions to the Offer or (e) otherwise materially and adversely affects the Stockholders' Agreement Signatories, and (3) the time at which the Shares are accepted for payment pursuant to the Offer. The foregoing summary is qualified in its entirety by reference to the Form of Stockholders' Agreement, which is filed herewith as Exhibit (e)(2) and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers and Directors.

        The Company's executive officers and the members of its board of directors may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to those of the Company's stockholders generally. These interests may create potential conflicts of interest. IDM's board of directors is aware of these interests and considered them, among other things, in reaching its decision to approve the Offer, the Merger, the Merger Agreement, the Stockholders' Agreement and the transactions contemplated thereby.

        For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, see the Information Statement under the headings "Security Ownership of Certain Beneficial Owners and Management;" "Compensation Discussion and Analysis;" "Summary Compensation Table;" "Grants of Plan-Based Awards;" "Employment, Change of Control and Severance Agreements;" "Outstanding Equity Awards at Fiscal Year-End;" "Option Exercises and Stock Vested;" "Nonqualified Deferred Compensation;" "Potential Payments Upon Termination or Change-in-Control;" and "Compensation of Directors."

Cash Payable Pursuant to and in Connection with the Offer.

        If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of May 18, 2009, the directors and executive officers of the Company beneficially owned, in the aggregate, 1,400,041 Shares, including 698,926 Shares issuable upon exercise of options, 60,000 Shares issued pursuant to restricted stock awards and 628,000 Shares issuable pursuant to restricted stock unit awards. Certain executive officers of the Company are also parties to employment agreements with the Company which provide for the payment of severance benefits in the event the executive officer is terminated without cause or resigns for good reason such as would occur at the Effective Time, and also are entitled to receive a cash bonus payable in connection with closing of a change of control of the Company such as would occur at the Effective Time, and certain directors of the Company will receive accelerated payment of such directors' deferred compensation plan accounts, in each case as more fully described below and in the Information Statement. If the directors and executive officers were to exercise all their options to acquire Shares having an exercise price of less than $2.64 and tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Offeror, and assuming (i) the acceleration of vesting for all outstanding options, (ii) the acceleration of vesting for all the Shares issuable pursuant to restricted stock awards, (iii) the acceleration of vesting for all the Shares issuable pursuant to restricted stock unit awards and the cancellation of such awards in exchange for a lump sum cash distribution in an amount determined by multiplying the number of Shares that would otherwise have been issued in respect of such cancelled restricted stock award units by the Offer Price such as would occur at the Effective Time, (iv) the payment of the maximum amount of severance benefits for which certain of the Company's executive officers are eligible under their employment agreements, (v) the payment to certain of the Company's executive officers of the cash bonus payable in connection with closing of a change of control of the Company such as would occur at the Effective Time and (vi) accelerated payment of all Company directors' deferred compensation plan accounts, the directors and officers would receive an aggregate of approximately $3,817,797 in payments pursuant to tenders into the Offer, the exercise of options (net of the exercise prices of such options), the acceleration of restricted stock awards, the acceleration and cancellation of restricted stock unit awards, severance payments, the cash bonus payable in connection with closing of a change of control of the Company and accelerated payment of directors' deferred compensation plan accounts.

Company Stock Options and Restricted Stock Units.

        The Company's 2000 Stock Plan (as amended from time to time, the "2000 Stock Plan"), under which all the Company's stock options, restricted stock and restricted stock units ("RSUs") held by directors and executive officers that are currently unvested were granted, provides for the accelerated vesting and exercisability of any unvested stock options, restricted stock and RSUs in the event of a change of control of the Company, such as would occur at the Acceptance Time. The 2000 Stock Plan has been filed as Exhibit (e)(10) hereto and is incorporated herein by reference. In addition, the Company's executive officers, pursuant to their employment agreements and retention plans adopted by the board of directors, are entitled to certain severance payments and the accelerated vesting, exercisability and distribution of all unvested stock options and RSUs in the event of termination of employment under certain circumstances following a change of control, as more fully described below and in the Information Statement (and incorporated by reference into this Item 3).

        The Merger Agreement provides that the vesting of all outstanding unvested stock options to purchase Shares, including stock options held by the Company's executive officers and directors, will be accelerated upon the Acceptance Time and any unexercised options will be terminated as of immediately prior to the Effective Time. The table below sets forth information regarding the stock options held by each executive officer and director of the Company as of May 18, 2009 and for the accelerated stock options assumes the occurrence of the Acceptance Time.

	Vested Options		Unvested Options to be Accelerated
Name	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
Robert Beck, M.D.	34,134	$4.34	5,866	$3.69
Michael G. Grey	40,561	6.87	5,866	3.69
John P. McKearn, M.D.	114,133	7.69	5,866	3.69
Gregory J. Tibbitts	13,750	2.38	16,250	2.70
Timothy P. Walbert	99,110	3.18	100,890	3.18
Robert J. De Vaere	51,130	8.02	48,870	8.02
Timothy C. Melkus	28,639	2.59	33,861	2.59
Jeffrey W. Sherman, M.D.	42,984	1.64	57,016	1.64

        The table below sets forth the positive difference in value between the Offer Price and the exercise prices (the "Spread Value") of the stock options held by the Company's directors and executive officers as of May 18, 2009 assuming the Acceptance Time occurred on May 18, 2009.

Name	Spread Value Of Vested Options	Spread Value Of Unvested Options	Total Spread Value Of Options
Robert Beck, M.D.	$4,250	$850	$5,100
Michael G. Grey	4,250	850	5,100
John P. McKearn, M.D.	4,250	850	5,100
Gregory J. Tibbitts	4,250	850	5,100
Timothy P. Walbert	—	—	—
Robert J. De Vaere	—	—	—
Timothy C. Melkus	1,432	1,693	3,125
Jeffrey W. Sherman, M.D.	42,984	57,016	100,000

        The Merger Agreement also provides that at the Effective Time, each outstanding RSU held by any executive officer of the Company, whether vested or unvested, will be accelerated and cancelled and the holder thereof will become entitled to a lump sum cash distribution in an amount determined by multiplying the number of Shares that would otherwise have been issued in respect of such cancelled RSUs by the Offer Price. Pursuant to the terms of the 2000 Stock Plan, the vesting of outstanding restricted stock held by our directors will also accelerate upon the Acceptance Time. The table below sets forth the gross amount (without taking into account any applicable tax withholding) of (i) cash that may be paid to each of the Company's executive officers in exchange for the cancellation of such executive officer's outstanding RSUs or (ii) the Offer Price per share that may be paid to two of the Company's directors, Michael G. Grey and John P. McKearn, in respect of restricted stock, in each case assuming that the Effective Time occurred on May 18, 2009 for purposes of determining the value of the acceleration of vesting.

Name	Value of Vested RSUs or Restricted Stock	Value of Unvested RSUs or Restricted Stock	Total
Timothy P. Walbert,	$720,720	$105,600	$826,320
President and Chief Executive Officer
Robert J. De Vaere,	406,560	—	406,560
Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary
Timothy C. Melkus,	179,520	—	179,520
Senior Vice President, Business Development and Operations
Jeffrey W. Sherman, M.D.,	219,120	26,400	245,520
Senior Vice President, Research and Development, Chief Medical Officer
Michael G. Grey,	52,800	52,800	105,600
Director
John P. McKearn,	52,800	—	52,800
Director

Employment Agreements with the Company.

        The Company has entered into employment agreements (the "Employment Agreements") with each of Messrs. Walbert, De Vaere, Sherman and Melkus, each of whom is an executive officer of the Company (an "Executive Officer"). Each of the Employment Agreements (other than Mr. De Vaere's Employment Agreement) provides for severance benefits upon certain terminations of employment.

        The Employment Agreements for each of Messrs. Walbert, Sherman and Melkus provide that in the event the Executive Officer is terminated without cause or resigns for good reason, he would receive severance payments in an amount described below. The amount of the severance payment to the applicable Executive Officers listed below would be equal to the Executive Officer's then-current base salary paid in installments over a severance period and reimbursement of the Executive Officer's COBRA premiums until the earlier of (i) the Executive Officer's employment with a new company that provides comparable health coverage or (ii) the end of the severance period. The severance period is 12 months for each of Messrs. Walbert, Sherman and Melkus. Additionally, the Employment Agreements each provide that in case of the Executive Officer's termination without cause or resignation for good reason within 90 days immediately preceding or 12 months following a change of control, each of these four Executive Officers' (including Mr. De Vaere's) unvested restricted stock awards and stock options granted pursuant to the Employment Agreements would become fully vested. The Company may also adjust the timing and/or amount of any payment or benefit due to each of the Executive Officers to avoid any adverse personal tax consequences for the Executive Officers pursuant to Section 409A of the Internal Revenue Code of 1986, as amended (the "Code").

        The following table shows the potential amounts of all severance payments for each of the Executive Officers under their existing Employment Agreements assuming the termination of their employment without cause or resignation for good reason as of May 18, 2009 and assuming each Executive Officer receives reimbursement of the Executive Officer's COBRA premiums for the full severance period for which they are eligible. Severance payments related to COBRA premiums are estimated based on the current COBRA coverage available under the Company's health and medical plan. The amounts in the table do not reflect the acceleration of stock options or RSUs which are separately described above in the section entitled "Company Stock Options and Restricted Stock Units".

Name	Potential Severance Payments	Potential COBRA Reimbursements	Total Potential Severance Payments (including COBRA)
Timothy P. Walbert	$410,000	—	$410,000
Robert J. De Vaere	—	—	—
Timothy C. Melkus	$235,000	$10,605	$245,605
Jeffrey W. Sherman, M.D.	$311,000	$31,655	$342,655

        The foregoing summary and the information contained in this section are qualified in their entirety by reference to each of the Executive Officer's Employment Agreements. The Employment Agreements for the Executive Officers have been filed as Exhibits (e)(4) through (e)(8) hereto and are incorporated herein by reference.

2009 Transaction Bonus Plan.

        IDM's board of directors adopted a plan for certain of its executive officers providing for a cash bonus payable in connection with closing of a change of control of the Company (as amended, the "2009 Transaction Bonus Plan") such as would occur at the Effective Time. Under the 2009 Transaction Bonus Plan, upon the closing of a change of control of the Company on or prior to August 31, 2009, a lump sum cash bonus payment will be payable to the Executive Officers, provided such executive officers are employed by the Company immediately prior to the closing of such change of control. The 2009 Transaction Bonus Plan has been filed as Exhibit (e)(9) hereto and is incorporated herein by reference. The table below sets forth the bonus eligibility amounts for the Executive Officers under the 2009 Transaction Bonus Plan.

Name	2009 Transaction Bonus Payments
Timothy P. Walbert	$300,000
Robert J. De Vaere	225,000
Timothy C. Melkus	75,000
Jeffrey W. Sherman, M.D.	100,000

Summary of Severance Benefits.

        An estimate of the value of the aggregate severance, bonus and change of control payments payable to each Executive Officer if terminated immediately following the Effective Time and assuming that the Effective Time occurred on May 18, 2009 is set forth in the table below.

Name	Total Potential Severance Payments	Bonus Payments	Payments for RSUs	Spread Value of Options	Shares	Total
Timothy P. Walbert	$410,000	$300,000	$826,320	$—	$—	$1,536,320
Robert J. De Vaere	—	225,000	406,560	—	27,459	659,019
Timothy C. Melkus	245,605	75,000	179,520	3,125	7,165	510,415
Jeffrey W. Sherman, M.D.	342,655	100,000	245,520	100,000	—	788,175

Merger Agreement.

        The summary of the material terms of the Merger Agreement set forth in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

  Representation on the Company's Board of Directors.

        The Merger Agreement provides that, at the Acceptance Time and from time to time thereafter as Shares are accepted for payment and paid for by Offeror, Offeror shall be entitled to designate to serve on IDM's board of directors the number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the IDM board of directors (giving effect to any increase in the number of directors pursuant to the Merger Agreement) by (ii) the percentage that the aggregate number of Shares then beneficially owned by Takeda America or Offeror (including Shares accepted for payment pursuant to the Offer) bears to the total number of Shares then outstanding. Promptly following a request from Offeror (and no later than the next business day), the Company has agreed to use reasonable best efforts to cause Offeror's designees to be elected or appointed to the IDM board of directors, including by increasing the size of the board of directors or securing resignations of incumbent directors. From and after the Acceptance Time, to the extent requested by Offeror, the Company shall also use reasonable best efforts to cause the individuals designated by Offeror to constitute the number of members (rounded up to the next whole number) on (i) each committee of the IDM board of directors, (ii) the board of directors (or similar body) of each of the Company's subsidiaries and (iii) each committee (or similar body) of each such board that represents at least the same percentage as individuals designated by Offeror represent on IDM's board of directors.

        The Merger Agreement provides that until the Effective Time, the parties to the Merger Agreement will use their reasonable best efforts to ensure that IDM's board of directors will have at least two independent directors who were directors of the Company prior to the execution of the Merger Agreement ("Independent Directors"). If prior to the Effective Time there are less than two Independent Directors, the IDM board of directors will appoint a person designated by the remaining Independent Director to fill the vacant Independent Director board seat and if no Independent Directors remain in office then the IDM board of directors will designate two persons to fill those vacancies who cannot be directors, officers, employees or affiliates of Takeda America or Offeror.

        The Merger Agreement provides that following the election or appointment of Offeror's designees to the IDM board of directors pursuant to the terms of the Merger Agreement and until the Effective Time, each of the following actions may be effected only if there are at least one or more Independent

Directors on the board of directors and such action is approved by a majority of such Independent Directors: (i) any amendment or modification of the Merger Agreement, or any consent or action by IDM's board of directors with respect to the Merger Agreement or the Merger; (ii) any termination of the Merger Agreement by the Company; (iii) any extension of time for the performance of any of the obligations of Takeda America or Offeror under the Merger Agreement; (iv) any waiver of any covenant or agreement of Takeda America or Offeror under the Merger Agreement, (v) any waiver of any condition to the Company's obligations, rights, benefits or remedies under the Merger Agreement, (vi) any other action by the Company reasonably likely to adversely affect the right of the Company's stockholders to be paid the Offer Price in the Merger, (vii) any "Company Adverse Recommendation Change" as such term is defined in the Merger Agreement or (viii) any amendment to the Company's Amended and Restated Certificate of Incorporation (as amended, the "Certificate of Incorporation") or Amended and Restated Bylaws (as amended, the "Bylaws").

  Directors' Deferred Compensation Plan.

        The Merger Agreement provides that contingent upon the occurrence of the Acceptance Time, the Company's Directors' Deferred Compensation Plan (as amended, the "Directors' Deferred Compensation Plan") will be terminated and in connection with such termination, Michael G. Grey and John P. McKearn, who are directors of the Company, will be entitled to receive approximately $126,826 and $18,242, respectively, in connection with the acceleration of payment of such directors' Directors' Deferred Compensation Plan accounts. The Directors' Deferred Compensation Plan has been filed as Exhibit (e)(13) hereto and is incorporated herein by reference.

  Directors' and Officers' Indemnification and Insurance.

        Section 102(b)(7) of the Delaware General Corporation Law ("DGCL") allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law. Article IV(a) of the Company's Certificate of Incorporation provides that the liability of the directors of the Company for monetary damages shall be limited to the fullest extent permissible under the DGCL.

        Article IV(b) of the Company's Certificate of Incorporation provides for indemnification of the Company's directors, officers, employees and other agents for breach of duty to the Company and its stockholders through a bylaw provision, agreements with its agents, and/or through stockholder resolutions, or otherwise, in excess of the indemnification otherwise permitted by Section 145 of the DGCL, subject to the limitations on such excess indemnification set forth in Section 102 of the DGCL. Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. Pursuant to Section 102 of the DGCL, a director's liability is not eliminated (1) for a breach of the director's duty of loyalty to the Company or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL) or (4) for any transaction from which the director derived an improper personal benefit. The Company's Bylaws provide that the Company shall indemnify its directors and executive officers to the fullest extent not prohibited by the DGCL and shall have the power to indemnify its other officers, employees and other agents as set forth in the DGCL. In addition, the Company's Bylaws require the Company to advance expenses incurred by the Company's directors and executive officers in connection with an action or proceeding so long as an authorized Company body does not determine such person acted in bad faith or in a manner that such person did not believe to be in the best interests of the Company, or if required under the DGCL, such person provides an undertaking to repay if indemnification is ultimately not permitted.

        The Company has entered into indemnity agreements with each of its directors and executive officers that require the Company to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceedings, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of the Company or any of its affiliated enterprises. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

        The Merger Agreement provides that until the sixth anniversary of the Effective Time, Takeda America and Offeror shall cause the Surviving Corporation to honor all of the Company's obligations to indemnify and hold harmless each present and former director and officer of the Company (the "Indemnified Parties") against any costs or expenses, judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the extent that such obligations to indemnify and hold harmless exist on the date of the Merger Agreement. In addition, the Merger Agreement provides that the Surviving Corporation will honor all of the Company's obligations (including to indemnify and maintain the directors' and officers' liability insurance policy for its former directors and officers) in accordance with that certain Share Exchange Agreement, dated March 15, 2005, by and among the Company (as successor to Epimmune, Inc., a Delaware corporation) and the shareholders of IDM, S.A., a societe anonyme organized under the laws of France (and predecessor to IDM Pharma, S.A., a societe anonyme organized under the laws of France ("IDM S.A.")) (as amended, the "Share Exchange Agreement").

        The Company maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status. The Merger Agreement provides that, through the sixth anniversary of the Effective Time, Takeda America and Offeror shall cause the Surviving Corporation to maintain in effect a directors' and officers' liability insurance policy covering the Company's directors and officers that are insured under the Company's current directors' and officers' liability insurance policy in effect as of the date of the Merger Agreement (the "Existing D&O Policy") with coverage in amount and scope at least as favorable to such persons as the Company's Existing D&O Policy. However, in no event shall Takeda America or the Surviving Corporation be required to spend in any one year in excess of 200% of the current annual premiums paid by the Company for such insurance. The Merger Agreement also provides that at any time prior to the Effective Time, in lieu of the foregoing directors' and officers' liability insurance policy, Takeda America at its option may purchase a six year prepaid "tail" policy to cover the Company's directors and officers that are insured under the Existing D&O Policy.

  Continuing Employees.

        The Merger Agreement provides that all employees of the Company and its subsidiaries who continue their employment with Takeda America, the Surviving Corporation or any subsidiary of the Surviving Corporation after the Effective Time (the "Continuing Employees") shall be entitled to continue to participate in the Surviving Corporation's health and welfare benefit plans. However, Takeda America or the Surviving Corporation may amend or terminate the Surviving Corporation's health or welfare benefit plans at any time so long as the Continuing Employees are eligible to participate in Takeda America's health and welfare benefit plans, to substantially the same extent as similarly situated employees of Takeda America. Continuing Employees will receive credit for time employed with the Company to the extent that service is relevant for eligibility, vesting or allowances (including flexible time off) under any health or welfare benefit plan of Takeda America or the Surviving Corporation. Takeda America will also use reasonable best efforts to cause pre-existing condition limits and eligibility waiting periods under any group health plan of Takeda America to be waived for Continuing Employees and their dependents, and to give Continuing Employees credit toward deductibles and annual out-of-pocket limits under any group health plan of Takeda America for all amounts paid prior to the Effective Time during applicable plan years.

Arrangements between the Company and its Affiliates.

Warrants.

        On February 20, 2007, the Company entered into a unit purchase agreement with certain purchasers pursuant to which we sold an aggregate of 4,566,995 shares of common stock and warrants to purchase up to 782,568 shares of common stock (the "February 2007 Warrants") for a total of $12,896,142 (excluding any proceeds that might be received upon exercise of the warrants). The purchase price of each share of common stock sold in the financing was $2.82 and the purchase price for the warrants was $0.022 for each share of common stock underlying the warrants. The closing of the financing occurred on February 20, 2007. Palo Alto Investors, who beneficially owned greater than five percent of our common stock as of February 28, 2008, participated as an investor in the financing. Palo Alto Investors purchased $8,895,000 of common stock and warrants. The Form of February 2007 Warrants has been filed as Exhibit (e)(11) hereto and is incorporated herein by reference.

        On June 20, 2007, the Company entered into a unit purchase agreement with certain purchasers pursuant to which we sold an aggregate of 7,142,855 shares of common stock and warrants to purchase 2,357,139 shares of common stock (the "June 2007 Warrants") for a total of $24,999,998 (excluding any proceeds that might be received upon exercise of the warrants). The purchase price of each unit sold in the financing, where each unit included one share of common stock and a warrant to purchase one third of one share of common stock was $3.50 per unit. The closing of the financing occurred on June 25, 2007. Palo Alto Investors, who, beneficially owned greater than five percent of our common stock as of February 28, 2008, participated as an investor in the financing. Palo Alto Investors purchased a total of $4,508,000 of common stock and warrants in the transaction. The Form of June 2007 Warrants has been filed as Exhibit (e)(12) hereto and is incorporated herein by reference.

        Under both the February 2007 Warrants and the June 2007 Warrants, upon a change in control (as described in the February 2007 Warrants) or a Fundamental Transaction (as defined in the June 2007 Warrants) in which the Company receives all cash consideration, such as would be the case in the Offer and the Merger, the unexercised portion of the February 2007 Warrants and the June 2007 Warrants becomes exercisable for (or in the case of the February 2007 Warrants is terminated in exchange for) cash in an amount equal to such warrants' value computed using the Black-Scholes-Merton pricing model with prescribed assumptions and guidelines (the "Black-Scholes Value"). The Black-Scholes Value of the February 2007 Warrants is required to be calculated based on the value of the Company's common stock on the day following the announcement of the change in control transaction and the Black-Scholes Value of the June 2007 Warrants is required to be calculated based on the volume weighted average price of the Company's common stock on the day prior to the closing of a Fundamental Transaction. The Black-Scholes Value of the February 2007 Warrants is approximately $1,263,217 based upon the closing trading price of the Company's common stock on the NASDAQ Global Market of $2.61 on May 19, 2009, the day following the announcement of the execution of the Merger Agreement, and reflecting (a) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of the February 2007 Warrants as of such date and (b) an expected volatility equal to the 100 day volatility obtained from the HVT function on Bloomberg L.P. Assuming that the volume weighted average price of the Company's common stock on the NASDAQ Global Market is $2.61 as of the day prior to the closing of the Merger, the Black-Scholes Value of the June 2007 Warrants obtained from the "OV" function on Bloomberg L.P. would be approximately $4,076,744 which reflects (x) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of the June 2007 Warrants as of such date and (y) an expected volatility equal to the 100 day volatility obtained from the HVT function on Bloomberg L.P. determined as of the trading day immediately following the announcement of the execution of the Merger Agreement. For purposes of the foregoing calculation of the Black-Scholes Value of the June 2007 Warrants, we used the closing trading price of the Company's common stock on the day following the announcement of the execution of the Merger Agreement as an approximation of the assumed volume weighted average price of the Company's common stock on the NASDAQ Global Market as of the day prior to the closing of the Merger. The Company does not expect the holders of the February 2007 Warrants and the June 2007 Warrants to exercise their warrants for Shares because the exercise price for these warrants all exceed the Offer Price of $2.64 per Share.

        Holders of the February 2007 Warrants and the June 2007 Warrants may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to those of the Company's stockholders generally as a result of the value of these warrants and these interests may create potential conflicts of interest.

Confidentiality Agreements.

        The Company entered into confidentiality agreements, dated April 2, 2009 and April 22, 2009, respectively, with Palo Alto Investors and Medarex, respectively, during the course of discussions between the Company and Takeda America regarding the Offer, the Merger Agreement and the Merger for the purpose of updating Palo Alto Investors and Medarex regarding the status of the Company's discussions with Takeda America and to negotiate the Stockholders' Agreement with such parties. Under these confidentiality agreements, the parties agreed, subject to certain exceptions, to keep non-public information concerning the Offer and other parties confidential.

Item 4.    The Solicitation or Recommendation.

        On May 17, 2009, IDM's board of directors unanimously (i) determined that the Merger, the Offer and the Merger Agreement are fair to and in the best interests of the Company and its stockholders, (ii) approved the Merger, the Offer and the Merger Agreement and declared their advisability in accordance with the provisions of the DGCL, (iii) directed that the Merger Agreement be submitted to the stockholders of the Company for their adoption and resolved to recommend that the stockholders of the Company vote in favor of the adoption of the Merger Agreement, to the extent required by applicable law, (iv) to the extent necessary, adopted resolutions having the effect of causing the Company not to be subject to any takeover law or similar law that might otherwise apply to the Merger Agreement, the Stockholders' Agreement, the Merger, the Offer or any other transactions contemplated by the Merger Agreement or the Stockholders' Agreement and (v) recommended that the Company's stockholders tender their Shares into and accept the Offer. Accordingly, and for the other reasons described in more detail below, the IDM board of directors unanimously recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement.

        A joint press release, dated May 18, 2009, issued by the Company and Takeda America announcing the Offer, is included as Exhibit (a)(5)(C) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background of the Offer.

        The Company is a biopharmaceutical company focused on the development of cancer products that either destroy residual cancer cells by activating the immune system or prevent tumor recurrence by triggering a specific adaptive immune response. The Company is developing its lead product candidate, mifamurtide, or L-MTP-PE, known as MEPACT® in Europe, for the treatment in combination with chemotherapy following surgery of patients with non-metastatic resectable osteosarcoma, or bone cancer.

        As part of IDM's ongoing strategic planning process, and in light of IDM's capital resources and its ongoing capital requirements in seeking to develop, obtain marketing approval for and commercialize drug candidates, including its lead drug candidate MEPACT, IDM regularly explores its strategic alternatives. As part of that process, in November 2006, IDM engaged JMP Securities LLC ("JMP") as its financial advisor to approach a number of potential acquisition, licensing or other collaboration partners that IDM and JMP identified, based upon prior general discussions or their therapeutic area and market focus.

        Between November 2006 and April 2007, representatives of IDM and JMP contacted potential strategic partners to determine their interest in engaging in discussions concerning a possible acquisition or licensing arrangement relating to MEPACT, and IDM engaged in preliminary discussions and a diligence process with a number of potential strategic partners. The potential strategic partners who were contacted included Millennium Pharmaceuticals, Inc. ("Millennium"), which is currently a wholly owned subsidiary of Takeda America, but at that time was an independent public company.

        On November 28, 2006, Sylvie Gregoire, the then Executive Chair of the IDM board of directors, contacted Daniel Curran, M.D., who was then Vice President of Business Development of Millennium, to discuss IDM's business and a potential strategic transaction.

        In December 2006, Millennium entered into a confidentiality agreement with IDM and commenced due diligence on IDM. Representatives of IDM, representatives of JMP and representatives of Millennium met at various times throughout the due diligence process to discuss due diligence and valuation related issues.

        On February 23, 2007, a representative of Millennium contacted JMP and communicated that Millennium would be interested in exploring with IDM a license by Millennium of MEPACT or the acquisition by Millennium of IDM with an upfront payment and milestone payments tied to the U.S. Food and Drug Administration's ("FDA's") approval of MEPACT. Thereafter, IDM, Millennium and representatives of JMP continued to have discussions about possible deal structures and due diligence issues.

        On May 9, 2007, IDM announced that the FDA Oncologic Drugs Advisory Committee ("ODAC") voted 12 to 2 that the results of IDM's Phase 3 clinical trial of MEPACT did not provide substantial evidence of effectiveness of MEPACT in the treatment of patients with non-metastatic, resectable osteosarcoma who are receiving combination chemotherapy. As a result of this negative outcome, all ongoing discussions with potential strategic partners ceased at that time.

        Between December 11, 2007 and January 15, 2008, JMP representatives contacted potential strategic partners and venture capital firms to schedule meetings in connection with the JPMorgan Chase Healthcare Conference in January 2008.

        On December 14, 2007, IDM publicly issued a press release providing an update of IDM's product candidate pipeline and plans to evaluate strategic alternatives. IDM communicated that it had experienced a number of challenges in its efforts to collect follow-up data from the Phase 3 clinical trial of MEPACT in an effort to prepare an amendment to IDM's New Drug Application filing with the FDA (the "NDA") in order to address the concerns raised by ODAC. These challenges created unexpected time delays, extending the time needed to collect the patient data and submit the amended NDA to the FDA. Given the significant additional time and cost IDM would need to incur in order to collect the patient data and respond to regulatory agency comments on the filings for MEPACT, IDM's board of directors authorized management to work with JMP to evaluate strategic alternatives available to IDM.

        On January 23, 2008, representatives of IDM, including Timothy P. Walbert, President and Chief Executive Officer, attended an oral explanation hearing before the Committee for Medicinal Products for Human Use (the "CHMP") of the European Medicines Agency (the "EMEA") relating to IDM's filing for marketing approval of MEPACT in Europe. At the meeting the CHMP indicated that members of the CHMP believed that the data presented by IDM suggested a possible clinical benefit in terms of survival that could support a positive recommendation by CHMP for marketing approval of MEPACT in Europe.

        On January 25, 2008, IDM's board of directors conducted a meeting and discussed the outcome of the CHMP meeting and IDM's strategy. In light of recent developments, the board of directors authorized management and JMP to re-approach a number of the parties who had participated in the strategic discussions prior to the ODAC panel meeting in May 2007, including Millennium, and to approach other potential strategic partners for a European-based commercial opportunity. IDM's board of directors also directed management to continue to explore financing alternatives.

        In February 2008, representatives of JMP contacted Dr. Curran and Dr. Curran informed JMP that Millennium was not interested in reengaging in discussions, due in part to the fact that Millennium did not then have a European commercial infrastructure.

        From February 2008 through mid-September 2008, JMP representatives contacted potential strategic partners, and members of IDM's senior management team, including Mr. Walbert, attended various meetings and teleconferences with potential strategic partners. A number of potential strategic partners conducted due diligence on IDM. Based upon discussions with potential strategic partners, IDM's management team and JMP concluded that none of the parties would be willing to submit an acquisition proposal without IDM's having obtained a marketing approval of MEPACT in Europe.

        On November 17, 2008, IDM's board of directors conducted a telephonic meeting and was informed the CHMP had issued a positive opinion recommending marketing authorization for MEPACT in Europe for the treatment of patients with non-metastatic, resectable osteosarcoma. During this meeting, JMP discussed the status of the strategic process and identity of potentially interested strategic partners that management discussed with JMP. The board of directors authorized management and JMP to resume the process of contacting potential parties for a strategic transaction.

        On November 18, 2008, IDM issued a press release announcing the CHMP had issued a positive opinion regarding centralized marketing authorization for MEPACT in Europe. Following this announcement, representatives of JMP contacted 50 potential strategic partners, including parties that had previously participated in discussions with IDM, including Millennium, and new parties identified based upon therapeutic areas of focus or their having a commercial infrastructure in Europe.

        Since the time of Millennium's previous decision not to proceed with evaluation of a strategic transaction involving IDM and MEPACT, Millennium had become a subsidiary of TPC in May 2008. TPC's European subsidiary ("TPEU") had a commercial infrastructure in Europe, and MEPACT appeared to be a good strategic fit for TPC and TPEU from an oncology perspective. As a result, Millennium, together with TPEU and Takeda America, reengaged in discussions with IDM regarding a potential strategic transaction. Hereafter, we refer to Millennium, TPEU and Takeda America in this "Background of the Offer" section as "Takeda".

        Of the 50 potential strategic partners, 17 signed confidentiality agreements and conducted due diligence. Only those that progressed to a substantive proposal for a transaction are described below.

        On December 4, 2008, Mr. Walbert and other members of IDM's executive management team participated on a teleconference with representatives of Company A, a multibillion dollar biopharmaceutical company, to discuss regulatory, clinical and business issues relating to MEPACT and its value.

        On January 14, 2009, Mr. Walbert, Robert J. De Vaere, Senior Vice President, Finance & Administration and Chief Financial Officer, Jeffrey S. Sherman, M.D., Senior Vice President, Research and Development and Chief Medical Officer and other members of IDM's executive management team met in person with Anna Protopapas, Senior Vice President, Business Development of Millennium and other senior representatives of Takeda in San Francisco, California to discuss regulatory, clinical and business issues relating to MEPACT and its value.

        On January 29, 2009, following several teleconferences between representatives of Company A and representatives from both IDM and JMP, Company A submitted a non-binding offer to acquire all IDM equity or all assets of IDM for an aggregate of $55 million in cash, which IDM's board understood to include payments to warrant holders required under the terms of IDM's outstanding warrants. The offer was subject to further financial due diligence.

        On February 3, 2009, Takeda submitted to IDM a preliminary indication of interest, without a specific valuation, that expressed an intention to submit a non-binding offer in the near future.

        On February 4, 2009, IDM's board of directors held a meeting by teleconference to discuss the non-binding offer from Company A, the letter of interest submitted by Takeda, and the status of the overall strategic process. Following this discussion, IDM's board of directors instructed JMP to convey to Company A that Company A would have to increase its indicative price significantly before IDM would be willing to pursue a transaction with Company A any further, and agreed that management and JMP should continue having discussions with Takeda and other potential parties with the financial resources and capabilities to successfully close a transaction in an expedited manner.

        Following the board of directors' meeting, JMP representatives informed Company A of IDM's board of directors' feedback on the non-binding offer and suggested scheduling a meeting to discuss valuation related issues. Representatives of Company A subsequently informed JMP that Company A did not intend to raise its offer, and further discussions with Company A ceased.

        During the months of February and March 2009, members of IDM's executive management team and senior representatives of Takeda held a number of teleconferences to discuss commercialization and other issues impacting the potential revenue of MEPACT and valuation of IDM. In parallel, Takeda conducted an updated due diligence review of IDM.

        On February 25, 2009, a representative of JMP discussed IDM's strategic process with a business development representative of Company B, a public biotechnology company. Company B expressed an interest in conducting due diligence on IDM and submitting a potential offer to acquire IDM on a compressed timeline.

        On March 5, 2009, Takeda submitted a non-binding offer for the acquisition of IDM and orally confirmed the offer should be interpreted as an aggregate offer of $75 million in cash on a fully diluted basis, including payments to warrant holders required under the terms of IDM's outstanding warrants.

        On March 6, 2009, IDM's board of directors held a telephonic meeting, with representatives of JMP and representatives of IDM's outside counsel, Cooley Godward Kronish LLP ("Cooley") participating, and discussed the offer submitted by Takeda, including the implied per share price taking into account payment obligations of IDM under IDM's outstanding warrants upon a change of control. Mr. Walbert and representatives of JMP also discussed with the board of directors assumptions related to Palo Alto Investors' equity position in IDM and the per share prices that might be required in order to obtain the support of Palo Alto Investors, which, together with its affiliated funds, is IDM's largest stockholder, with aggregate holdings of approximately 41% of IDM's outstanding common stock (37% on a fully-diluted basis including all shares that may be issued pursuant to outstanding options and warrants and assuming the exercise of all shares issuable pursuant to warrants held by Palo Alto Investors), for a possible sale of IDM for cash, and the timing of potential discussions with Palo Alto Investors relating to its support for a possible strategic transaction. Following the discussion, IDM's board of directors requested that management and JMP seek to have Takeda raise its bid.

        IDM and Company B entered into a confidentiality agreement on March 6, 2009 and Company B commenced its due diligence.

        Following a meeting of IDM's board of directors on March 6, 2009, JMP representatives discussed with members of Takeda's business development team the per share offer price implied in Takeda's offer, including the assumptions relating to the payments under IDM's outstanding warrants and assumptions relating to IDM's transaction costs, including bonus, severance and retention payments assuming a strategic transaction proceeded, and the request of IDM's board of directors that Takeda increase its offer price in light of an expected competitive offer and IDM's view of its value.

        On March 18, 2009, Company B submitted a non-binding offer for the purchase of IDM for an aggregate of $90 million in cash, including payments to warrant holders required under the terms of IDM's outstanding warrants, plus contingent payment rights of an aggregate of $25 million, payable upon receipt of FDA marketing approval for MEPACT. The offer was subject to Company B's satisfactory completion of business, financial, tax and legal due diligence, which Company B indicated to JMP would take approximately two weeks to complete. Thereafter, Company B continued to conduct due diligence.

        On March 20, 2009, IDM's board of directors held a telephonic meeting, with representatives of JMP and Cooley participating, to update the board of directors on developments, including the non-binding offer from Company B and the status of discussions with Takeda, and the fact that several European biopharmaceutical companies had expressed an interest in submitting licensing proposals for consideration by IDM.

        Following the March 20, 2009 board of directors meeting, Mr. Walbert contacted representatives of Palo Alto Investors to request that Palo Alto Investors consider entering into a confidentiality agreement with IDM so that IDM could discuss non-public information with Palo Alto Investors concerning a potential strategic transaction, and requested that the parties schedule a meeting. Palo Alto Investors agreed, and on April 2, 2009, IDM and Palo Alto Investors entered into a confidentiality agreement.

        On March 21, 2009 and April 3, 2009, two separate European biopharmaceutical companies submitted non-binding proposals (one of which was amended on April 10, 2009) to enter into a licensing arrangement with the Company for MEPACT in Europe, which proposals included an upfront payment to IDM, plus milestones and royalty payments dependent upon reimbursement and sales thresholds. While representatives of JMP continued discussions with these European companies throughout IDM's strategic review process, IDM ultimately elected not to pursue these licensing proposals because the proposals would not result in any payments to stockholders, would be inefficient from a tax perspective and were not viewed by IDM's board of directors as the best strategic alternative available to the Company, including in comparison to the acquisition proposals.

        On April 2, 2009, Mr. Walbert, Mr. De Vaere, representatives of JMP and a representative of Cooley met with representatives of Palo Alto Investors and a representative of O'Melveny & Myers LLP, Palo Alto Investors' outside counsel ("O'Melveny"), in Palo Alto Investors' offices in Palo Alto, California. The purpose of the meeting was to inform Palo Alto Investors of the Company's strategic process, the valuation related issues raised by potential strategic partners and, without identifying the potential strategic partners by name, the non-binding offers received by IDM to date and to solicit preliminary feedback from Palo Alto Investors on its willingness to support a sale of IDM for cash. During the meeting, representatives of Palo Alto Investors expressed their views of the valuation of MEPACT and IDM, the willingness of Palo Alto Investors to participate in a financing as an alternative to a sale of the Company and the willingness of Palo Alto Investors to support a possible cash sale of the company in light of the commercialization and other risks of IDM and the financing required for IDM to pursue commercialization of MEPACT in Europe and to seek marketing approval in the United States.

        On April 7, 2009, Ms. Protopapas of Millennium met with a JMP representative in Boston, Massachusetts, and reconfirmed Takeda's $75 million aggregate offer price, and agreed that IDM's transaction related expenses, retention and transaction bonuses, which IDM estimated at the time to be approximately $4.3 million, and any negative cash resulting from these expenses would not be deducted from the $75 million. On the same day, Company B informed a JMP representative that Company B was revising its non-binding offer to an aggregate of $65 million in cash, including payments to warrant holders required under the terms of IDM's outstanding warrants, payable at closing, plus contingent payment rights of an aggregate of $35 million payable upon the achievement of $250 million in cumulative net sales of MEPACT by the end of 2012. Thereafter, representatives of IDM and JMP continued to have discussions with Company B about the basis for the revised offer and the flexibility to change the components of the offer or the terms of the contingent payment rights.

        Also on April 7, 2009, a representative of Medarex, Inc. ("Medarex"), a holder of approximately 10% of IDM's outstanding common stock, contacted Mr. De Vaere to request information relating to Medarex's shares in IDM, and Medarex offered to enter into a confidentiality agreement with IDM. Following execution of a confidentiality agreement between IDM and Medarex on April 22, 2009, Mr. De Vaere informed Medarex of the status of IDM's process to seek strategic alternatives, and identified that Takeda had requested that Medarex enter into a stockholders' agreement to support Takeda's proposed tender offer. Representatives of Medarex subsequently informed Mr. De Vaere that Medarex was likely to be supportive of Takeda's proposal and would consider entering into a stockholders' agreement in conjunction with the execution of the Merger Agreement in which Medarex agreed to tender its shares into the proposed tender offer.

        On April 8, 2009, Company B informed a JMP representative that, after additional internal analysis, Company B was further revising its non-binding offer to an aggregate of $65 million in cash, including payments to warrant holders required under the terms of IDM's outstanding warrants, payable at closing, plus contingent payment rights of an aggregate of $20 million payable upon the receipt of specific reimbursement pricing terms for MEPACT from the National Institute for Clinical Excellence in the United Kingdom. IDM's management did not believe there was a sufficient degree of certainty that the specific pricing terms required for payment of the proposed contingent payment rights would be achieved.

        On April 10, 2009, IDM's board of directors held a telephonic meeting with representatives of Cooley participating to update the board of directors on developments, including the revised offers from Company B, the discussions with Takeda and the meeting with Palo Alto Investors. The board discussed the latest offer from Company B and agreed that the offer from Takeda was the superior offer considering the terms of the contingent payment rights and upfront cash in the Company B offer, and that the Takeda offer should be pursued while IDM continued to seek changes to Company B's offer.

        On several occasions between April 10, 2009 and April 20, 2009, representatives of JMP continued to have discussions with Company B about the basis for their revised offer, but Company B was unwilling to change its further revised non-binding offer.

        On April 12, 2009, Takeda provided a draft of a proposed Merger Agreement to IDM for its review and comment. Representatives of Takeda also informed representatives of JMP that in order for Takeda to enter into the proposed transaction, the transaction would have to be approved by both the executive committee of TPC and the board of directors of TPC and, based upon the existing meeting schedules for TPC's executive committee and board of directors, the Merger Agreement would have to be substantially negotiated prior to the executive committee meeting scheduled on April 28, 2009. Representatives of management, Cooley and JMP had subsequent discussions with representatives of Takeda and representatives of Wilmer Cutler Pickering Hale and Dorr LLP, outside counsel to Takeda ("WilmerHale"), and were informed that there was no flexibility on the date of the TPC meetings or the internal approval process.

        On April 15, 2009, on a call among representatives of IDM, Takeda and the parties' legal and financial advisors, Takeda requested that IDM enter into an exclusivity arrangement with Takeda. Takeda provided a copy of the proposed exclusivity agreement to a JMP representative on April 16, 2009. IDM subsequently stated to Takeda that IDM was unwilling to enter into an unqualified exclusivity agreement for the substantial period of time required for TPC's approval process.

        On April 17, 2009, following discussions between IDM and Takeda about IDM's capital structure and payment obligations under outstanding warrants, Takeda confirmed that $2.64 per share was the price per share that Takeda would offer for all outstanding shares of common stock of IDM.

        On April 17, 2009, IDM's board of directors held a telephonic meeting, with representatives of JMP and Cooley participating, to update the board of directors on developments, including the status of discussions with Takeda, Takeda's request for exclusivity and Takeda's internal approval process. The board of directors discussed the terms of the proposed exclusivity agreement, including the proposed exception to exclusivity if IDM received an unsolicited proposal that could reasonably be expected to lead to a superior proposal, and the fact that exclusivity would terminate if the proposed transaction was not approved by the executive committee of TPC on April 28, 2009 at the $2.64 per share price or higher and substantially on the terms in the Merger Agreement negotiated prior to the executive committee meeting or better for IDM. IDM's board of directors also discussed other potential terms of the exclusivity agreement, including a potential fee payable to IDM if the proposed transaction were not approved by TPC. After considering the strategic process, the Company's strategic alternatives including the licensing proposals, financing alternatives and IDM's prospects as an independent public company and the unwillingness of Company B to increase its price or change the terms of the contingent payment rights to make the offer superior to Takeda's offer and IDM's alternatives, the board of directors authorized IDM to enter into an exclusivity agreement if management determined that Palo Alto Investors was generally supportive of the proposed transaction and exclusivity was required in order to proceed with Takeda's approval process.

        Between April 17, 2009 and April 21, 2009, representatives of Takeda, IDM, JMP, WilmerHale and Cooley participated in multiple teleconferences to negotiate the proposed Merger Agreement, including negotiations regarding the minimum condition and other conditions to the Offer, the definition of material adverse effect, non-solicitation commitments, fiduciary out provisions, termination fee and triggers for payment of the termination fee and the termination provisions. During this same period, the parties negotiated the terms of the proposed exclusivity agreement.

        On April 20, 2009, Mr. Walbert, Mr. De Vaere, JMP and Cooley held a meeting by teleconference with representatives of Palo Alto Investors and representatives of O'Melveny to update Palo Alto Investors on the strategic process, including Company B's revised offer and the status of discussions with Company B, Takeda's offer and the status of the negotiations of the Merger Agreement with Takeda, Takeda's request for exclusivity and Takeda's condition that IDM obtain an oral indication from Palo Alto Investors that Palo Alto Investors was prepared to support an offer to acquire IDM for $2.64 per share at the time such an offer was made pursuant to an executed Merger Agreement and would be willing to sign a stockholders' agreement that committed Palo Alto Investors to tender its Shares in the Offer, subject to certain conditions. During the meeting, Palo Alto Investors asked questions about the proposed transaction with Takeda and viable alternatives. Following the meeting, representatives of Cooley discussed the proposed terms of the exclusivity agreement with O'Melveny. Also, following the meeting, Mr. Walbert had multiple follow-up discussions with representatives of Palo Alto Investors related to management's rationale for pursuing the transaction with Takeda and the risks and uncertainties inherent in IDM pursuing financing and continuing to operate as an independent company while pursuing commercialization of MEPACT in Europe. On April 21, 2009, Palo Alto Investors informed IDM that Palo Alto Investors was prepared to be supportive of the proposed transaction with Takeda and would be willing to enter into a stockholders' agreement at the time the Merger Agreement was executed.

        IDM, Cooley, Takeda and WilmerHale subsequently discussed the changes to the exclusivity agreement requested by IDM's board of directors, and Takeda ultimately agreed that it would accept IDM's proposed changes other than a termination fee if the proposed transaction were not approved by TPC. On April 21, 2009, IDM and Takeda entered into an exclusivity agreement that terminated automatically by its terms on April 29, 2009 unless Takeda confirmed that the executive committee of TPC determined at its April 28, 2009 meeting to proceed with the proposed transaction at a price of $2.64 per share or better and substantially on the terms and conditions set forth in the draft Merger Agreement negotiated prior to the execution of the exclusivity agreement.

        On April 22, 2009, IDM's board of directors held a meeting by teleconference, with representatives of Cooley and JMP participating, to receive an update on developments since the last meeting and schedule meetings to review the draft Merger Agreement in detail and to receive a presentation from JMP and the delivery of its fairness opinion before approving the proposed transaction.

        On April 28, 2009, TPC's executive committee considered the proposed transaction between Takeda and IDM. After reviewing the proposed terms of the transaction, the executive committee elected to defer approval of the proposed transaction pending receipt from Takeda of additional information concerning post transaction items related to TPC/Takeda. As a result, the exclusivity agreement between Takeda and IDM terminated by its terms on April 29, 2009 as acknowledged in writing by Takeda. Representatives of Takeda conveyed to IDM's management that the TPC executive committee had not objected to the proposed offer price or terms and conditions set forth in the draft Merger Agreement.

        On April 29, 2009, IDM's board of directors held a meeting by teleconference, with representatives of Cooley and JMP participating. In advance of the meeting, the board of directors received a draft of the Merger Agreement and an executive summary of its terms. Mr. Walbert informed the board of directors of the action taken by the executive committee of TPC, the impact of the postponement of the executive committee approval on the exclusivity agreement and on the revised timing of any approval of the proposed transaction. The board of directors discussed the alternatives that IDM would continue to pursue, including planning for a possible financing transaction, given the delay and termination of the exclusivity period. Representatives of Cooley also answered the board of directors' questions about the draft Merger Agreement. In light of the developments, IDM's board of directors postponed a full discussion of the Merger Agreement until its next meeting.

        On April 30, 2009, Mr. Walbert, Dr. Sherman, Timothy C. Melkus, IDM's Senior Vice President, Business Development and Operations and Robert W. Metz, IDM's Vice President, Commercial Operations met with Dr. Curran and other management from Takeda to discuss supply chain, manufacturing, pricing and reimbursement and commercial strategy relating to MEPACT.

        On May 11, 2009, TPC's executive committee again considered the proposed transaction between Takeda and IDM, including additional information prepared by Takeda concerning post transaction items related to TPC/Takeda. After reviewing the proposed terms of the transaction, the executive committee approved the price of $2.64 per share and the proposed terms and conditions set forth in the draft Merger Agreement.

        On May 15, 2009, IDM's board of directors held a meeting by teleconference, with representatives of Cooley and JMP participating. Mr. Walbert informed the board of directors of the TPC executive committee's approval of the proposed transaction between Takeda and IDM and the TPC board of directors' meeting scheduled for May 18, 2009 in Japan, at which the TPC board of directors was expected to consider the proposed transaction. Representatives of JMP and Cooley discussed the anticipated timing and next steps for the proposed transaction and representatives of Cooley reviewed the terms of the draft Merger Agreement and answered questions.

        From May 12, 2009 through May 17, 2009, the parties continued to negotiate and finalize the Merger Agreement and schedules to the Merger Agreement and Takeda negotiated the form of Stockholders' Agreement with Palo Alto Investors and Medarex. As part of these discussions, Palo Alto Investors required that the stockholders' agreement provide that Palo Alto Investors' obligation to tender its shares in the Offer would terminate in the event that IDM receives an unsolicited offer, or an unsolicited offer is publicly announced, with a per share price that is higher than the Offer Price and that is reasonably capable of being completed on the terms proposed. Takeda ultimately agreed to this change, provided that IDM would agree in the Merger Agreement to reimburse Takeda's expenses in the event that Palo Alto Investors exercised this right and the Merger Agreement was subsequently terminated. Following discussion among the parties, these changes to the agreements were ultimately agreed by all parties on May 17, 2009.

        On the morning of May 18, 2009 in Japan, the TPC board of directors held a meeting to discuss the proposed Merger Agreement and during the course of that meeting approved the Merger Agreement.

        On the evening of May 17, 2009 in the United States, following the TPC board of directors' approval of the transaction, IDM's board of directors held a telephonic meeting with representatives of Cooley and JMP participating, to discuss the proposed Merger Agreement and consider whether to recommend that IDM's stockholders tender their shares in the Offer and adopt the Merger Agreement. Mr. Walbert updated the board of directors on developments since the last board of directors meeting, including the approval of the transaction by the full TPC board of directors on the morning of May 18, 2009 in Japan. Representatives of JMP gave a detailed presentation of the financial analyses conducted by it and rendered its oral opinion, which was subsequently confirmed in writing, that, as of that date, and based on various assumptions, qualifications and limitations described in such opinion, the $2.64 per Share consideration to be received in the Offer and Merger by the holders of the Shares (other than Offeror and any of its affiliates), is fair, from a financial point of view, to such stockholders. Representatives of Cooley described and explained the key terms of the Merger Agreement and the Stockholders' Agreement and IDM's board of directors discussed and asked questions regarding such terms. After discussions, the IDM board of directors unanimously:

  •
  determined that the Merger, the Offer and the Merger Agreement are fair to and in the best interest of IDM and its stockholders;

  •
  approved the Merger, the Offer and the Merger Agreement and declared their advisability in accordance with the provisions of the DGCL;

  •
  directed that the Merger Agreement be submitted to the stockholders of IDM for their adoption and resolved to recommend that the stockholders of IDM vote in favor of the adoption of the Merger Agreement, to the extent required by law;

  •
  adopted resolutions having the effect of causing IDM not to be subject to any takeover law or similar law that might otherwise apply to the Merger Agreement, the Stockholders' Agreement, the Merger, the Offer or any other transactions contemplated by the Merger Agreement or the Stockholders' Agreement; and

  •
  recommended that IDM's stockholders tender their Shares into and accept the Offer.

        Immediately following the IDM board of directors' meeting on May 17, 2009, the Compensation Committee of IDM's board of directors held a telephonic meeting with representatives of Cooley, JMP and the rest of the IDM board participating during which the Compensation Committee unanimously:

  •
  approved the report of the Compensation Committee approving the inclusion of IDM's Compensation Discussion and Analysis for inclusion in the Information Statement; and

  •
  approved and ratified each of IDM's current director, officer and stockholders compensation arrangements as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(1) under the Exchange Act for the purposes of qualifying such arrangements under the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act.

        On the morning of May 18, 2009, the Merger Agreement and the Stockholders' Agreement with each of the directors and officers of IDM, Palo Alto Investors and Medarex were signed, and their execution was announced in a joint press release by TPC and IDM.

Reasons for the Recommendation of the Company's Board of Directors.

        In evaluating the Offer, the Merger and the Merger Agreement and reaching its recommendation described in Item 4, "The Solicitation or Recommendation", IDM's board of directors, after consultation with IDM's management and advisors, considered a number of factors, including the following:

  •
  The $2.64 price to be paid for each Share represented a 55% premium to closing price of Shares on the last trading day before the signing of the Merger Agreement was made public and a 55% premium to the average closing price of the Shares over the 30 days prior to the last trading day before the signing of the Merger Agreement was announced;

  •
  The IDM board of directors' knowledge of and familiarity with IDM's business, operations, financial condition, assets, prospects, and business strategy, including IDM's limited cash resources and financing requirements to continue as a going concern beyond the third quarter of 2009, and the certainty of realizing cash for the Shares in the Offer, compared to the risks and uncertainties associated with other strategic alternatives reasonably available to IDM, including remaining an independent company;

  •
  The IDM board of directors' belief that, after a thorough review of strategic alternatives and discussions with IDM's financial advisors, the value offered to the stockholders in the Offer and the Merger is more favorable to the IDM stockholders than the potential value that might be realized by stockholders from strategic alternatives reasonably available to IDM, considering the financing that would be required to continue as a going concern, prospects for raising such capital on reasonable terms, market conditions and ongoing risks and uncertainties relating to the commercialization of MEPACT in Europe, including market penetration, pricing and reimbursement risks that may impact ultimate sales volumes and profitability of MEPACT, risks relating to IDM's ability to obtain marketing approval of MEPACT in the United States and other risks and uncertainties relating to the business (including the risk factors set forth in the Company's Quarter Report on Form 10-Q for the quarter ended March 31, 2009);

  •
  The board of directors' belief that IDM, with the assistance of its financial advisors, had conducted a thorough competitive process to identify viable acquisition, licensing or other strategic partners during the past three years to obtain the best available value to the stockholders and created an opportunity for any other potential interested party to approach IDM if such parties are interested in a strategic transaction;

  •
  The board of directors' belief based upon the negotiations with Takeda America and Takeda America's affiliates and other potential parties that the price to be paid by Takeda America is the highest price per Share that Takeda America was willing to pay for IDM and that the terms of the Merger Agreement include the most favorable terms to IDM to which Takeda America was willing to agree;

  •
  The fact that IDM's two largest stockholders, Palo Alto Investors and Medarex, who together own approximately 51% of the outstanding Shares both directly and through affiliated funds, determined, after consideration of the strategic alternatives reasonably available to IDM, that they would agree to tender their Shares in the Offer and entered into the Stockholders' Agreement;

  •
  The board of directors' belief that the Offer and the Merger likely will be completed based upon the limited number of conditions to the Offer and the Merger and the Stockholders' Agreement executed by Palo Alto Investors, Medarex and the directors and officers of IDM who collectively own more than the number of Shares required to satisfy the minimum number of Shares required to be tendered in order for Takeda America to be obligated to complete the Offer;

  •
  The financial analyses prepared at the request of IDM's board of directors by JMP and the oral opinion of JMP (subsequently confirmed in writing) that as of May 17, 2009, and based on various assumptions, qualifications and limitations described in such opinion, the $2.64 per Share consideration to be received in the Offer and Merger by the holders of Shares (other than Offeror and any of its affiliates), is fair, from a financial point of view, to such stockholders. The full text of the written opinion of JMP, dated May 17, 2009, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion is attached as Annex II;

  •
  The fact that the transaction is structured as a tender offer, which can be completed, and cash consideration can be delivered to IDM's stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the transaction on stockholders, warrant holders and employees, with a second-step in the Merger in which stockholders who do not tender their Shares in the Offer will receive the same cash price as paid in the Offer;

  •
  The terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions and the ability of IDM to respond to unsolicited offers for an acquisition from a third party prior to completion of the Offer, and the right of the IDM board of directors after complying with the terms of the Merger Agreement to terminate the Merger Agreement in order to accept a superior offer upon payment of a termination fee of $2,250,000 (approximately 3% of the consideration payable for the Shares and the outstanding warrants);

  •
  The consideration by the board of directors of the termination fee or expense reimbursement payable by IDM to Takeda America in the event of certain termination events under the Merger Agreement in the context of the competitive process undertaken by IDM to obtain the best available offer and the determination that the termination fee is within the customary range of termination fees for transactions of this type;

  •
  The board of directors' ability under the Merger Agreement to withdraw or modify, in a manner adverse to Takeda America, the board of directors' recommendation in favor of the Offer and the Merger in certain circumstances, including in connection with a superior offer, subject to the payment of a $2,250,000 termination fee if Takeda America subsequently terminates the Merger Agreement; and

  •
  The availability of statutory appraisal rights to IDM's stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL which allows such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery.

        The IDM board of directors also considered a variety of risks and other potentially negative factors of the Offer, the Merger and Merger Agreement, including the following:

  •
  The fact that IDM's stockholders will not participate in any potential future earnings or growth of IDM or MEPACT, including any value that might have been achieved as a result of the successful commercialization of MEPACT in Europe;

  •
  The effect of the announcement and pendency of the Merger Agreement and the Offer on IDM's stock price, operations and employees and its ability to retain key employees;

  •
  The risk that the Offer and Merger contemplated by the Merger Agreement might not be consummated, and the trading price of the Shares could be adversely affected, IDM would have incurred substantial transaction and opportunity costs, IDM's prospects for obtaining financing to continue as a going concern could be adversely affected and ultimately be unsuccessful, IDM's business might be subject to substantial disruptions and delays that could adversely impact its business plan and prospects and IDM might have lost employees after the announcement of the Merger Agreement;

  •
  The requirement that IDM pay a termination fee of $2,250,000 or expense reimbursement of up to $750,000 if the Merger Agreement is terminated in certain circumstances could potentially deter third parties from making a competing offer for IDM prior to the completion of the Offer, and could impact IDM's ability to engage in anther transaction for one year if the Merger Agreement is terminated in certain circumstances;

  •
  The fact that the gain realized by IDM's stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes; and

  •
  The restrictions in the Merger Agreement on the conduct of IDM's business prior to the consummation of the Merger, requiring IDM to operate its business in the ordinary course of business, which may delay or prevent IDM from undertaking business opportunities that may arise prior to the consummation of the Offer or the Merger.

        In addition, the IDM board of directors considered the interests that certain of our directors and executive officers may have with respect to the Offer and Merger that are different from or in addition to their interests as stockholders of IDM, generally. The IDM board of directors concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

        The foregoing discussion of the IDM board of directors' reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by the board of directors in consideration of its recommendation. In view of the wide variety of factors considered by IDM's board of directors in connection with the evaluation of the Offer and the complexity of these matters, IDM's board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of IDM's board of directors may have been influenced to a greater or lesser degree by different factors.

Financial Projections.

        The Company made available to JMP certain non-public business and financial information about the Company, including financial projections for MEPACT in Europe, for the treatment in combination with chemotherapy following surgery of patients with metastatic and non-metastatic resectable osteosarcoma, through the fiscal year ending December 31, 2021. The Company received final European Commission approval for the treatment in combination with chemotherapy following surgery of patients with non-metastatic resectable osteosarcoma on March 6, 2009, but the European Commission has not yet approved MEPACT for the treatment of metastatic resectable osteosarcoma. The projections were prepared primarily for the purpose of allowing IDM to internally assess the strategic alternative of remaining an independent public company. The projections were delivered to JMP in May 2009 and were based on numerous assumptions made at that time by the Company's management related to commercialization of MEPACT in Europe, including the timing of product launch, market exclusivity, patient population, market penetration, pricing and reimbursement, currency exchange rates from British pounds to U.S. dollars, fixed and variable costs, availability of net operating losses and royalties payable on the product. The projections included both a "base case" and an

"upside case" set of projections with the variations between the two sets of projections resulting primarily from alternative estimates as to pricing and reimbursement and the rate of adoption of MEPACT by national health care systems in Europe. The Company developed the "base case" and "upside case" using pricing and reimbursement amounts that were based upon amounts recommended to the Company by a third party and then adjusted based upon the Company's assessment of the probability of achieving the recommended pricing and reimbursement amounts. The "base case" represents the pricing and reimbursement assumptions that the Company believed, at the time they were prepared, were more likely to be realized than the "upside case", with the "upside case" representing more aggressive pricing and reimbursement assumptions. Because these projections were prepared for the Company's internal purpose of assessing whether to remain an independent public company, the Company used aggressive pricing assumptions that the Company understood were subject to substantial risks and uncertainties. MEPACT is the first ultra-orphan oncology drug approved in Europe and as such, there are no similar approved products in the European Union against which the pricing and reimbursement for MEPACT can be referenced. Pricing and reimbursement for MEPACT will have to be negotiated on a European Union member state by member state basis according to national rules, as there does not exist a centralized European process. Because each European Union member state has its own national rules governing pricing control and reimbursement policy for pharmaceuticals, there are uncertainties attaching to the review process as it relates to MEPACT, and the level of reimbursement that national governments are prepared to accept. In the current economic environment, governments and private payers or insurers are increasingly looking to contain healthcare costs, including costs on drug therapies. Accordingly, both the "base case" and the "upside case" are subject to substantial risks and uncertainties and the actual pricing and reimbursements approved may be less than the pricing and reimbursements assumed in both the "base case" and the "upside case" projections.

        The "base case" projections included the following estimates of the Company's future financial performance:

	Projected
	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
	(unaudited, amounts in millions)
Total Revenue	$—	$14	$31	$62	$70	$72	$75	$78	$82	$85	$88	$48	$25
Cost of Goods Sold	1	3	6	11	13	13	13	14	14	15	13	7	4

Gross Profit (Loss)	(1)	11	25	51	57	59	62	65	67	70	75	41	21
Operating Expenses	22	18	18	23	25	25	25	25	25	26	27	21	17

Operating Income (Loss)	(23)	(8)	7	27	32	35	36	40	42	44	48	20	4

        The "upside case" projections included the following estimates of the Company's future financial performance:

	Projected
	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
	(unaudited, amounts in millions)
Total Revenue	$—	$16	$37	$74	$84	$87	$90	$94	$98	$102	$106	$58	$30
Cost of Goods Sold	1	3	6	12	14	14	14	15	15	16	14	8	4

Gross Profit (Loss)	(1)	13	31	62	70	73	76	79	83	86	92	50	26
Operating Expenses	22	18	19	25	27	27	28	27	28	29	30	22	18

Operating Income (Loss)	(23)	(5)	11	37	43	46	48	52	54	57	62	27	8

        The Company's non-public business and financial information and projections through fiscal 2021 that the Company provided to JMP for its use in the financial analyses conducted by JMP during the course of JMP's engagement were provided solely in connection with such financial analyses and not expressly for inclusion or incorporation by reference in any Offer documents. There is no guarantee that any projections will be realized, or that the assumptions on which they are based will prove to be correct.

        The Company does not as a matter of course make public any projections as to future performance or earnings, other than limited guidance regarding anticipated cash and cash equivalents for specified periods, and the projections set forth above are included in this Schedule 14D-9 only because this information was provided to JMP. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and the Company's independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them. The Company's internal financial forecasts, upon which the projections were based in part, are, in general, prepared solely for internal use, such as budgeting and other management decisions, and are subjective in many respects. As a result, these internal financial forecasts are susceptible to interpretations and periodic revision based on actual experience and business developments. The projections reflect numerous assumptions made by the management of the Company at the time they were prepared, and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

        The Company expects that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including but not limited to the important factors listed under "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, as amended, and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009. All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in the Company's Form 10-K for the year ended December 31, 2008, as amended, and the Company's Form 10-Q for the quarter ended March 31, 2009.

        The inclusion of the projections herein should not be regarded as an indication that any of the Company, JMP, Takeda America or their respective affiliates or representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such. None of the Company, JMP, Takeda America or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

        The Company's stockholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

Opinion of JMP Securities LLC.

        Pursuant to an engagement letter dated November 28, 2006, as amended, the Company retained JMP to act as financial advisor to the Company concerning the sale or merger of the Company, based on JMP's qualifications, experience and reputation. On May 17, 2009, JMP delivered to IDM's board of directors its oral opinion, subsequently confirmed in writing, that, as of the date of JMP's opinion, and based upon and subject to the assumptions, limitations and qualifications contained in its opinion, the consideration of $2.64 per share in cash (the "Consideration") to be paid to the holders of IDM's common stock (other than Purchaser and its affiliates) in connection with the Offer and the Merger (the "Transactions") was fair, from a financial point of view, to such holders.

        The full text of JMP's written opinion, dated as of May 17, 2009, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in rendering the opinion, is attached as Annex II to this Schedule 14D-9 and incorporated herein by reference. You are urged to, and should, read the opinion carefully and in its entirety. JMP's opinion is directed to IDM's board of directors and is intended for the benefit and use of the board in its consideration of the Transactions, and is directed only to the fairness, from a financial point of view, to the holders of IDM's common stock (other than Purchaser and its affiliates) of the Consideration to be paid to such holders in the Transactions and does not address any other aspect of the Transactions. JMP's opinion is not intended to be and does not constitute a recommendation to IDM's board of directors or any stockholder of IDM as to how to vote or act on any matter relating to the Transactions or any other matter. This summary of JMP's opinion is qualified in its entirety by reference to the full text of the opinion, attached as Annex II.

        In connection with rendering its opinion, JMP, among other things:

  •
  reviewed a near-final draft of the Merger Agreement as of May 17, 2009;

  •
  reviewed internal and publicly available financial statements and other financial and operating data concerning IDM prepared by IDM's management;

  •
  held discussions with members of IDM's management concerning IDM's historical and current operations, financial conditions and business prospects;

  •
  reviewed publicly available financial performance data and other information concerning IDM, including its stock price trading history and certain other relevant financial and operating data furnished to JMP by the management of IDM;

  •
  reviewed "base case" and "upside case" financial projections furnished to JMP by IDM's management which are described above under "—Financial Projections";

  •
  compared IDM's financial performance with the financial performance of other selected publicly-traded companies;

  •
  reviewed financial terms, to the extent publicly available, of selected acquisition transactions involving companies with either orphan drug products or in lines of business similar to IDM's;

  •
  reviewed independent third-party research; and

  •
  considered such other factors and performed such other analyses as JMP deemed appropriate.

        In conducting its review and arriving at its opinion, with IDM's consent, JMP assumed and relied, without independent verification, upon the accuracy and completeness of all information and data furnished to or otherwise reviewed by or discussed with JMP. With respect to the financial projections, and other forward-looking operational information and data relating to IDM provided to, discussed with or reviewed by JMP, JMP assumed, with IDM's consent, that these materials were reasonably prepared in good faith and reflect the best currently available estimates and judgments of IDM's management as to IDM's future financial performance. JMP was not engaged to assess the reasonableness or achievability of such projections or other information and data, or the assumptions on which they were based, and JMP did not assume any responsibility or express any view with respect to such projections, information, data and assumptions.

        JMP assumed that the final form of Merger Agreement would not vary materially from the last draft Merger Agreement reviewed by JMP and that the Transactions would be consummated substantially on the terms described in such draft, without any amendment, modification or waiver of any material term, condition or agreement. JMP also assumed that, in connection with the Transactions, all necessary governmental, regulatory and other consents and approvals contemplated by the Merger Agreement would be obtained and that in the course of obtaining any of those consents and approvals no delays, conditions, costs or restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transactions.

        JMP is not a legal, tax, accounting or regulatory advisor and expressed no opinion with respect to legal, tax, accounting or regulatory matters, as to which JMP understood that IDM obtained such advice as it deemed necessary from qualified professionals. JMP is not in the business of appraising tangible assets and did not make and was not provided with, and was not requested to make or obtain, any independent valuation or appraisal of any or all of the assets or liabilities of IDM, nor did JMP make any physical inspection of such assets. JMP was not asked to evaluate the solvency or fair value of IDM under any state or federal laws relating to bankruptcy, insolvency or similar matters. JMP's opinion was necessarily based on financial, economic, market and other circumstances and conditions as in effect on, and the information disclosed to JMP as of, the date of its opinion. Events occurring after the date of the opinion may affect the opinion and the assumptions used in preparing it, and JMP did not assume any obligation to update, revise or reaffirm its opinion.

        JMP was not requested to consider, and its opinion did not address, IDM's underlying business decision to enter into the Merger Agreement and pursue the Transactions, the structure or accounting treatment or taxation consequences of the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies that may exist or the effect of any other transaction in which IDM might engage. JMP was not requested to consider, and its opinion did not address, the non-financial terms of the Merger Agreement or the Transactions, nor did it address the terms of any of the related agreements to be entered into by the parties. JMP did not express any opinion as to the prices at which IDM's common stock may be traded at any time. In addition, JMP expressed no opinion as to the fairness of the amount or nature of any compensation to be paid to any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the Consideration to be paid to the holders of IDM's common stock. JMP's opinion addresses only the fairness, from a financial point of view, to the holders of IDM's common stock (other than Purchaser and its affiliates) of the Consideration to be paid to such holders in the Transactions. JMP's opinion should not be viewed as determinative of the views of IDM or its board of directors with respect to the Transactions.

        The following is a summary of the material financial analyses performed by JMP in connection with its opinion. This summary of financial analyses includes information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses could create a misleading or incomplete view of the financial analyses. This summary is not intended to be an exhaustive description of the analyses performed by JMP but includes all material factors considered by JMP in rendering its opinion. JMP drew no specific conclusion from any individual analysis, but subjectively factored its observations from all of these analyses in its qualitative assessment of the Transaction.

Selected Public Company Analysis

        For purposes of this analysis, JMP identified a number of publicly-traded life science and biopharmaceutical companies and focused its valuation on a subset of those companies with characteristics that are similar to IDM. Factors taken into account in selecting companies with characteristics that are similar to IDM included, but were not limited to: commercial stage of operations, product offerings, limited revenue growth potential and peak growth potential of the companies' currently marketed products, proportional split amongst revenue sources, market size and historical market performance. The four selected companies identified by JMP are listed below (hereafter referred to as the "selected companies"):

  •
  Enzon Pharmaceuticals, Inc.

  •
  Inspire Pharmaceuticals, Inc.

  •
  Santarus, Inc.

  •
  Spectrum Pharmaceuticals, Inc.

        For IDM and each of the selected companies, JMP initially calculated the applicable company's forward-looking revenue multiples as of May 15, 2009 based on the applicable company's enterprise value divided by that company's forecasted revenue for each of the calendar years 2010, 2011 and 2012. For this purpose, each company's enterprise value was calculated as the company's fully diluted market capitalization using the treasury stock method, plus the company's total debt less the company's cash and cash equivalents. The calendar year 2010, 2011 and 2012 forecasts for the selected companies were based on research analyst consensus estimates and excluded extraordinary items. Corresponding estimates for IDM were based on the "base case" financial projections provided by IDM's management which are described above under "—Financial Projections".

        JMP next calculated the mean, median, high and low values among the selected companies for each forward-looking revenue multiple described above, and compared each resulting value to the corresponding implied forward-looking transaction revenue multiple for IDM calculated using IDM's "base case" financial projections which are described above under "—Financial Projections". The table below summarizes such comparisons:

Forward-Looking Enterprise Value/Revenue Multiples
	2010E	2011E	2012E
Selected Companies Multiples
High	2.2x	2.0x	1.7x
Mean	1.7x	1.4x	1.0x
Median	2.1x	1.5x	1.0x
Low	0.5x	0.5x	0.4x
IDM Implied Revenue Transaction Multiple	5.7x	2.5x	1.2x

        JMP then derived a range of implied enterprise values for IDM by applying the multiple ranges for the selected companies to IDM's calendar year revenue estimate for 2010, 2011 and 2012, respectively, and then subtracted IDM's estimated net debt of $2.3 million to arrive at a range of implied equity values. This analysis resulted in the implied per share equity value reference ranges below:

Year of Revenue Estimate	Implied Per Share Equity Value Reference Range for IDM	Per Share IDM Transaction Consideration
2010	$0.17—$1.06	$2.64
2011	$0.49—$2.24	$2.64
2012	$0.92—$3.92	$2.64

        Information for the selected companies was based on publicly available filings, selected press releases and other publicly available data.

        No company considered in the foregoing analysis is identical to IDM. In evaluating the selected companies, JMP made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond IDM's control, such as the impact of competition on IDM and the industry generally, industry growth and the absence of any adverse material change in IDM's financial condition and prospects or in that of the industry or the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using selected company data.

Precedent Transaction Analysis

        JMP also reviewed the following five acquisition transactions involving life sciences and biopharmaceutical companies who, like IDM, have orphan disease drug products with characteristics that are similar to IDM. JMP conducted an analysis of these transactions based on certain publicly available financial data. Factors taken into account in selecting these transactions with characteristics similar to the Transactions included, but were not limited to: size of the transaction, indication and size of the addressable orphan disease patient population, market pricing for orphan disease drugs, regulatory prospects, and proportion of total consideration paid at closing. The five selected transactions identified by JMP are listed below (hereafter referred to as precedent transactions):

Announcement Date	Acquirer	Target Company (or Product, if applicable)
July 15, 2008	ViroPharma Incorporated	Lev Pharmaceuticals, Inc.
July 3, 2008	Shire plc	Jerini AG
April 24, 2008	Shire plc	Metazym (Zymenex A/S)
February 9, 2006	Eisai Co., Ltd.	Prialt (Elan Corporation, plc)
June 13, 2005	Cephalon, Inc.	Trisenox (Cell Therapeutics, Inc.)

        For each precedent transaction involving the sale of the target company as a whole, JMP calculated the transaction enterprise value of the target in the precedent transaction, calculated as the applicable company's equity value implied for the target based on the consideration offered in the precedent transaction, plus the applicable company's total debt less the applicable company's cash and cash equivalents, if publicly disclosed. For each precedent transaction involving the sale of a target company's product, JMP assumed the transaction enterprise value for the precedent transaction was equal to the purchase price publicly disclosed at the time of the announcement of the transaction by the acquirer and seller. For each precedent transaction JMP then derived a transaction enterprise value per patient by dividing the transaction enterprise value of each precedent transaction by the estimated addressable orphan disease patient population of the target's lead product/product candidate on an absolute basis including (i) the full value of upfront consideration and the full nominal value of the maximum contingent consideration payout (assuming a full payout), and (ii) on an upfront consideration only basis.

        JMP next calculated the mean, median, high and low transaction enterprise value per patient paid in the precedent transactions and applied the range of values to IDM's addressable orphan disease patient population estimated by IDM's management. The table below summarizes such comparisons:

	Transaction Enterprise Value/Patient (Upfront Consideration)	Transaction Enterprise Value/Patient (Maximum Contingent Consideration Payout)
Precedent Transactions
High	$67,500	$113,333
Mean	$53,680	$74,721
Median	$50,276	$66,826
Low	$46,667	$51,900
IDM Implied Transaction Enterprise Value/Patient	$66,677	$66,677

        JMP then derived a range of implied enterprise values for IDM by applying the range of per patient transaction enterprise values to IDM's estimated addressable orphan disease patient population, and then subtracted IDM's estimated net debt of $2.3 million to arrive at a range of implied equity values for IDM taking into account only the upfront consideration in the selected transactions and separately calculated based upon both the upfront consideration and the maximum contingent consideration (assuming a full payout), if any, included in the precedent transactions. This analysis resulted in the per share equity reference ranges below:

	Implied Per Share Equity Value Reference Range for IDM	IDM Per Share Transaction Consideration
Upfront Consideration Only	$1.99—$2.91	$2.64
Upfront and Maximum Contingent Consideration Payout in Precedent Transactions	$2.22—$4.92*	$2.64

*
Calculation of this value reference range was based upon the total dollar amount of the maximum contingent consideration payable in the selected transactions without a net present value or other probability discount.

        Information for the precedent transactions were based on publicly available SEC filings, selected press releases and other publicly available data.

        No transaction utilized in the precedent transactions analysis is identical to the proposed acquisition of IDM, including with respect to timing and size of the Transactions, and, accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning IDM's financial and operating characteristics and other factors that would affect the acquisition value of companies to which IDM is being compared. In evaluating the precedent transactions, JMP made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond IDM's control, such as the impact of competition on IDM and the industry generally, industry growth and the absence of any adverse material change in IDM's financial condition and prospects or that of the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using precedent transaction data.

Premiums Paid Analysis

        JMP analyzed the premiums paid in the following transactions identified by JMP that occurred between January 1, 2005 and May 15, 2009: (i) 22 merger transactions involving cash-only consideration and a public life science or biopharmaceutical company target with a transaction value range between $10 million to $500 million, including contingent future payments, and (ii) 8 transactions including a public life science or biopharmaceutical company target developing and/or marketing therapeutics for oncology indications, which transactions are identified below (four of which are also included in the 22 transaction analysis and the other four of which had transaction values in excess of $2 billion).

  Selected Acquisitions of Public Life Science and Biopharmaceutical Company Targets with Transaction Value Ranges Between $10 Million—$500 Million

Announcement Date	Acquirer	Target
January 13, 2009	The Medicines Company	Targanta Therapeutics Corporation
November 25, 2008	Roche Holding	Memory Pharmaceuticals Corp.
October 30, 2008	GlaxoSmithKline plc	Genelabs Technologies, Inc.
July 9, 2008	Eli Lilly & Co.	SGX Pharmaceuticals, Inc,
May 29, 2008	Bristol-Myers Squibb Company	Kosan Biosciences Incorporated
May 13, 2008	Intercell USA, Inc.	Iomai Corporation
March 31, 2008	Teva Pharmaceuticals Industries Limited	Bentley Pharmaceuticals, Inc.
March 11, 2008	EUSA Pharma, Inc.	Cytogen Corporation
February 26, 2008	Galderma Laboratories, LP	CollaGenex Pharmaceuticals, Inc.
February 20, 2008	Pfizer Inc.	Encysive Pharmaceuticals, Inc.
November 16, 2007	Pfizer Inc.	Coley Pharmaceutical Group, Inc.
October 30, 2007	Nycomed US, Inc.	Bradley Pharmaceuticals, Inc.
September 19, 2007	Evotec AG	Renovis, Inc.
May 29, 2007	Genzyme Corporation	Bioenvision Inc.
May 7, 2007	Peptech Ltd.	Evogenix Pty Ltd.
December 12, 2006	Indevus Pharmaceuticals, Inc.	Valera Pharmaceuticals
November 20, 2006	Actelion Ltd.	CoTherix, Inc.
December 1, 2005	Crucell N.V.	Berna Biotech AG
July 21, 2005	MGI Pharma, Inc.	Guilford Pharmaceuticals, Inc.
June 24, 2005	Salix Pharmaceutical, Ltd.	InKine Pharmaceutical Company, Inc.
May 2, 2005	GlaxoSmithKline plc	Corixa Corporation
April 19, 2005	Jazz Pharmaceuticals, Inc.	Orphan Medical, Inc.

  Selected Acquisitions of Public Life Science and Biopharmaceutical Company Targets Developing and/or Marketing Therapeutics for Oncology Indications

Announcement Date	Acquirer	Target
October 6, 2008	Eli Lilly & Co.	ImClone Systems Incorporated
July 9, 2008	Eli Lilly & Co.	SGX Pharmaceuticals, Inc,
May 29, 2008	Bristol-Myers Squibb Company	Kosan Biosciences Incorporated
April 10, 2008	Takeda Pharmaceuticals Company Limited	Millennium Pharmaceuticals, Inc.
December 10, 2007	Eisai Co., Ltd.	MGI Pharma, Inc.
November 19, 2007	Celgene Corporation	Pharmion Corporation
May 29, 2007	Genzyme Corporation	Bioenvision Inc.
July 21, 2005	MGI Pharma, Inc.	Guilford Pharmaceuticals, Inc.

        JMP's analysis was based on the one-day, one-week average and four-week average implied premiums paid in such transactions. The implied premiums in this analysis were calculated by comparing the transaction price to the target company's one-day stock price, one-week average stock price and four-week average stock price prior to the announcement of the applicable transaction as provided below:

	Average Equity Premiums Paid
	1-Day	1-Week	4-Week
Biopharmaceutical Precedent Transactions
75th Quartile	123%	154%	171%
Mean	115%	120%	127%
Median	49%	53%	57%
25th Quartile	26%	26%	28%
IDM Implied Transaction Price Premium	55%	60%	55%

	Average Equity Premiums Paid
	1-Day	1-Week	4-Week
Oncology Precedent Transactions
75th Quartile	61%	63%	67%
Mean	70%	70%	77%
Median	54%	57%	61%
25th Quartile	8%	20%	32%
IDM Implied Transaction Price Premium	55%	60%	55%

        The premium range between the 25th and 75th percentile of the selected comparable transactions applied to IDM's closing share price on May 15, 2009 produced the per share equity reference ranges below:

	Implied Per Share Equity Value Reference Range for IDM	IDM Per Share Transaction Consideration
Biopharmaceutical Transactions	$2.14—$4.60	$2.64
Oncology Transactions	$1.84—$2.84	$2.64

        Information for the selected comparable transactions was based on publicly available SEC filings, selected press releases and other publicly available data.

        No transaction utilized in the premiums paid analysis is identical to the proposed acquisition of IDM, including with respect to timing and size of the Transactions, and, accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning IDM's financial and operating characteristics and other factors that would affect the acquisition value of companies to which IDM is being compared. Mathematical analysis is not in itself a meaningful method of using selected comparable transaction data.

Discounted Cash Flow Analysis

        JMP performed a discounted cash flow ("DCF") analysis using estimated "base case" and "upside case" financial projections provided by IDM's management which are described above under "—Financial Projections" based on two possible pricing scenarios for MEPACT in Europe. These two possible pricing scenarios were based on currently available information and included a base case and an upside case for each of the calendar years ended 2009 through 2021. For purposes of estimating unlevered free cash flows, JMP utilized a 33% tax rate, as provided by IDM's management and which reflected the application of net operating losses in France available to IDM for the proportional sales of MEPACT expected to be made in France.

        To generate a range of enterprise values for IDM, JMP first estimated IDM's cost of debt at 5.2%, cost of equity at 17.2% and weighted average cost of capital, or discount rate, at 16.2%. Based on these assumptions, JMP then applied a range of discount rates from 14% to 18% applied to the estimated unlevered, after-tax free cash flows to arrive at a present value as of June 30, 2009. The estimated discount rates were calculated based on the four selected public companies mentioned above in "Selected Public Company Analysis" as well as industry standards. Per IDM's management, JMP did not calculate a terminal value or factor in a perpetuity growth into its DCF analysis because of the 10 year limit on marketing exclusivity for MEPACT by virtue of its orphan drug designation in Europe.

        JMP then derived a range of implied enterprise values for IDM by applying the range of discount rates and then subtracted IDM's estimated net debt of $2.3 million to arrive at a range of implied equity values. This analysis resulted in the per share equity reference ranges below.

	Implied Per Share Equity Value Reference Range for IDM	IDM Per Share Transaction Consideration
Base Case	$1.57—$2.24	$2.64
Upside Case	$2.62—$3.52	$2.64

        While discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates and discount rates. The valuation derived from the discounted cash flow analysis is not necessarily indicative of IDM's present or future value or results.

Conclusion

        The summary set forth above describes the material financial analyses performed by JMP and does not purport to be a complete description of the financial analyses performed by JMP or data presented by JMP in connection with its opinion delivered to the IDM board of directors on May 17, 2009. The preparation of a financial opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to particular circumstances and, therefore, the analyses underlying the opinion are not readily susceptible to a partial analysis or summary description. In arriving at its opinion, JMP considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. JMP believes that the summary set forth and the analyses described above must be considered as a whole and that selecting portions thereof, without considering all its analyses, would create an incomplete or misleading view of the process underlying its analyses and opinion. JMP based its analyses on numerous assumptions with respect to general business and economic conditions and industry-specific factors and other matters, many of which are beyond the control of IDM. JMP's analyses are not necessarily indicative of actual values or actual future results that might be achieved, and such values may be higher or lower than those indicated. The analyses were performed solely in connection with the delivery of JMP's opinion to IDM's board of directors. JMP's analyses are not, and do not purport to be, appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

        The issuance of JMP's opinion was approved by its fairness opinion review committee.

Fees and Expenses

        Pursuant to the terms of an engagement letter dated November 28, 2006, as amended, IDM agreed to pay JMP a fee of approximately $1.8 million for its financial advisory services, all of which is contingent upon consummation of the Offer. IDM also has agreed to pay JMP $250,000 for rendering its opinion, which fee is not contingent upon consummation of the Offer or the Merger. Whether or not the Offer or the Merger is consummated, IDM also agreed to reimburse JMP for all reasonable travel and out-of-pocket expenses and up to $100,000 in outside counsel fees, and to indemnify JMP, its affiliates, and each of their respective members, officers, directors, agents, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of JMP's engagement.

        In the ordinary course of JMP's trading, brokerage, investment management and financing activities, JMP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of their customers, in debt or equity securities of other companies or any currency that may be involved in the Transactions. JMP has not otherwise had a material relationship with, nor otherwise received fees from, IDM or any other party to the Transactions, during the two years preceding the date of its opinion.

Intent to Tender.

        To the Company's knowledge, after making reasonable inquiry, all of the Company's executive officers, directors, affiliates and subsidiaries intends to tender any Shares held by them pursuant to the Offer (other than Shares for which such holder does not have discretionary authority). In addition, Palo Alto Investors and various of its affiliates, Medarex, and all of the Company's executive officers and directors have entered into the Stockholders' Agreement, pursuant to which they have agreed, in their capacities as stockholders of the Company, to tender all of their Shares, as well as any additional Shares that they may acquire (pursuant to the exercise of the Company's stock options, warrants or otherwise), to Offeror in the Offer (see Item 3 ("Past Contacts, Transactions, Negotiations and Agreements—Stockholders' Agreement")). The outstanding Shares subject to the Stockholders' Agreement represented, as of May 18, 2009, approximately 55% of the total outstanding Shares. The outstanding Shares subject to the Stockholders' Agreement also represented approximately 49% of Shares then estimated to be deemed outstanding on a fully diluted basis for purposes of determining the Minimum Condition.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        Information pertaining to the retention of JMP by the Company in Item 4 ("The Solicitation or Recommendation—Opinion of JMP Securities") is hereby incorporated by reference in this Item 5.

        Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company.

        No transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days except for the following transactions: (i) on March 23, 2009, Palo Alto Healthcare Master Fund II, L.P., an affiliate of Palo Alto Investors and the Company, purchased 45,900 Shares on the open market at a price of $2.37 per Share; (ii) on March 24, 2009, Palo Alto Healthcare Master Fund II, L.P., an affiliate of Palo Alto Investors and the Company, purchased 96,200 Shares on the open market at a price of $2.38 per Share; (iii) on March 25, 2009, Palo Alto Healthcare Master Fund II, L.P., an affiliate of Palo Alto Investors and the Company, purchased 30,000 Shares on the open market at a price of $2.47 per Share; (iv) on March 26, 2009, Palo Alto Healthcare Master Fund II, L.P., an affiliate of Palo Alto Investors and the Company, purchased 69,500 Shares on the open market at a price of $2.53 per Share; (v) on March 27, 2009, Palo Alto Healthcare Master

Fund II, L.P., an affiliate of Palo Alto Investors and the Company, purchased 100,000 Shares on the open market at a price of $2.53 per Share; (vi) on March 30, 2009, Palo Alto Healthcare Master Fund II, L.P., an affiliate of Palo Alto Investors and the Company, purchased 20,000 Shares on the open market at a price of $2.05 per Share; (vii) on April 1, 2009, Palo Alto Healthcare Master Fund, L.P., an affiliate of Palo Alto Investors and the Company, sold 540,000 Shares on the open market at a price of $1.76 per Share; and (viii) on April 1, 2009, Palo Alto Healthcare Master Fund II, L.P., an affiliate of Palo Alto Investors and the Company, purchased 540,000 Shares on the open market at a price of $1.76 per Share. The Company has been advised that Palo Alto Investors expressly disclaims that it is an affiliate of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

        In addition, pursuant to Section 7.1 of the Merger Agreement, the Company has agreed not to (1) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any acquisition proposal from a third party, or (2) enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any information with respect to, knowingly assist, or participate in any effort or attempt by any person with respect to, or otherwise cooperate in any way with, any acquisition proposal.

        Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of IDM's board of directors, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

Item 8.    Additional Information.

Delaware Anti-Takeover Statute.

        As a Delaware corporation, the Company is subject to DGCL Section 203. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by DGCL Section 203, (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's outstanding voting stock.

        IDM's board of directors has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement from the provisions of Section 203 of the DGCL, and such action is effective as of the date of the Merger Agreement.

Appraisal Rights.

        Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is completed, stockholders who have neither voted in favor of the Merger nor consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash (all such Shares, the "Dissenting Shares"). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Offer Price paid pursuant to the Offer or the Merger. Moreover, Takeda America could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the Offer Price paid pursuant to the Offer or the Merger. In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

        The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the Offer Price paid in the Offer.

        APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

        STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE PAID IN THE OFFER.

Contractual Change of Control Provisions.

        In the Company's Annual Report on Form 10-K for the year ended December 31, 2008, the Company describes its material contracts. Some of these contracts contain change in control provisions that could allow the Company's counterparty to terminate the contract in the event of a change of control of the Company, such as the successful completion of the Offer.

Regulatory Approvals.

        The Company is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for the Offeror's or the Takeda America's acquisition or ownership of the Shares.

Top-Up Option.

        Subject to the terms of the Merger Agreement, the Company has granted Takeda America and Offeror an irrevocable option (the "Top-Up Option"), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase from the Company an aggregate number of newly-issued Shares equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Offeror as of immediately prior to the exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares then outstanding on a fully diluted basis (assuming the issuance of the Top-Up Option Shares) or (ii) the aggregate of the number of Shares held as treasury shares by the Company and its subsidiaries and the number of Shares that the Company is authorized to issue under its Certificate of Incorporation, but that are not issued and outstanding (and are not reserved for issuance pursuant to the exercise of stock options or warrants) as of immediately prior to the exercise of the Top-Up Option. The obligation of the Company to issue such Shares is subject to compliance with all applicable regulatory and stock exchange requirements.

        The Top-Up Option may be exercised by Offeror, in whole or in part, at any time at or after the Acceptance Time, and no exercise of the Top-Up Option shall be effective prior to the Acceptance Time. The aggregate purchase price payable for the Shares acquired upon exercise of the Top-Up Option shall be determined by multiplying the number of such Shares by the Offer Price. Such purchase price will be paid by Offeror, at its election, either entirely in cash or by executing and delivering to the Company a promissory note having a principal amount equal to such purchase price, or by any combination of the foregoing. Any such promissory note shall bear interest at the applicable federal rate determined under Section 1274(d) of the Code, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Offeror to effect a "short-form" merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the Company's stockholders would be assured because their ownership would represent at least a majority of the voting power of all Shares entitled to vote at such a meeting and required to complete the Merger.

Short-Form Merger.

        Section 253 of the DGCL provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if Offeror or any other subsidiary of Takeda America shall own, by virtue of the Offer or otherwise, 90% of the outstanding Shares, Takeda America, Offeror and the Company shall take all actions necessary and appropriate to cause the Merger to become effective as soon as practicable following the expiration of the Offer, without a stockholders' meeting in accordance with Section 253 of the DGCL.

Stockholders' Meeting.

        If approval of the Company's stockholders is required under applicable law in order to complete the Merger (i.e. Offeror or any other subsidiary of Takeda America does not own at least 90% of the outstanding Shares of the Company and is unable to complete a short-form merger pursuant to Section 253 of the DGCL), the Company shall, at Takeda America's request, as soon as practicable following the Acceptance Time, call, give notice of and hold a meeting of the Company's stockholders to vote on the adoption of the Merger Agreement.

Section 14(f) Information Statement.

        The Information Statement attached as Annex I is being furnished in connection with the possible designation by Offeror, pursuant to the Merger Agreement, of certain persons to be appointed to the board of directors, other than at a meeting of the Company's stockholders as described in Item 3 above and in the Information Statement which is incorporated herein by reference.

Legal Proceeding.

        On May 22, 2009, a lawsuit was filed in the Superior Court of the State of California, Orange County, against the Company, each member of the Company's board of directors including its President and Chief Executive Officer, Takeda America and the Offeror. The complaint, captioned Hartman v. Walbert et al., is brought by Richard Hartman and Bryan Burnett, who claim to be stockholders of the Company, on their own behalf, and seeks certification as a class action on behalf of all Company stockholders, except the defendants and their affiliates. The complaint alleges that the defendants breached their fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to Company stockholders in connection with the Offer and the Merger, including with respect to the Offer Price and other terms of the Merger Agreement and the process by which the Merger Agreement was approved by the Company's board of directors. The complaint seeks injunctive relief enjoining the Offer and the Merger, or, in the event the Offer or the Merger have been consummated prior to the court's entry of final judgment, rescinding the Offer and the Merger. The complaint also seeks an accounting for all damages and an award of costs, including a reasonable allowance for attorneys' and experts' fees and expenses. The Company believes the plaintiff's allegations lack merit and will contest them vigorously.

Cautionary Note Regarding Forward-Looking Statements.

        Certain statements contained in, or incorporated by reference in, this Schedule 14D-9 are forward-looking statements and are subject to a variety of risks and uncertainties. Additionally, words such as "would," "will," "intend," and other similar expressions are forward-looking statements. Such forward-looking statements include the ability of the Company, Offeror and Takeda America to complete the transactions contemplated by the Merger Agreement, including the parties' ability to satisfy the conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this Schedule 14D-9 are based on the Company's current expectations, and those made at other times will be based on the Company's expectations when the statements are made. Some or all of the results anticipated by these forward-looking statements may not occur. Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the Offer and the Merger, the impact of the current economic environment, operating losses and fluctuations in operating results, capital requirements, regulatory review and approval of products, the conduct and timing of clinical trials, commercialization of products, market acceptance of products, product labeling, concentrated customer base, reliance on strategic partnerships and collaborations, uncertainties in drug development, uncertainties regarding intellectual property and other risks detailed from time to time in the Company's SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 2008. The Company disclaims any intent or obligation to update these forward-looking statements.

Item 9.    Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated May 26, 2009 (incorporated herein by reference to Exhibit (a)(1)(A) to Jade Subsidiary Corporation's Offer to Purchase Statement on Schedule TO, filed by Jade Subsidiary Corporation, Takeda America Holdings, Inc. and Takeda Pharmaceutical Company Limited with respect to IDM Pharma, Inc. on May 26, 2009).
(a)(1)(B)
Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO, filed by Jade Subsidiary Corporation, Takeda America Holdings, Inc. and Takeda Pharmaceutical Company Limited with respect to IDM Pharma, Inc. on May 26, 2009).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to Schedule TO).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Instructions for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(A)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex I hereto).
(a)(5)(B)	Summary Newspaper Advertisement published in The Wall Street Journal on May 26, 2009 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO).
(a)(5)(C)
Joint Press Release, dated May 18, 2009, issued by Takeda Pharmaceutical Company Limited and IDM Pharma, Inc. (incorporated herein by reference to the Joint Press Release filed under the cover of Schedule 14D-9C by IDM Pharma, Inc. on May 18, 2009).
(a)(5)(D)	Notice dated May 26, 2009 from IDM to Holders of Stock Options under the IDM 1989 and 2000 Stock Option Plans (incorporated herein by reference to Exhibit (a)(5)(D) to the Schedule TO.
(a)(5)(E)	Opinion of JMP Securities LLC, dated May 17, 2009 (incorporated herein by reference to Annex II hereto).
(e)(1)
Agreement and Plan of Merger, dated as of May 18, 2009, by and among Jade Subsidiary Corporation, Takeda America Holdings, Inc. and IDM Pharma, Inc. (incorporated herein by reference to Exhibit 2.1 to IDM Pharma, Inc.'s Current Report on Form 8-K dated May 18, 2009).
(e)(2)
Form of Stockholders' Agreement, dated as of May 18, 2009, between Takeda America Holdings, Inc. and certain stockholders of IDM Pharma, Inc. (incorporated herein by reference to Exhibit 99.1 to IDM Pharma, Inc.'s Current Report on Form 8-K dated May 18, 2009).

Exhibit Number	Description
(e)(3)	Confidentiality Agreement, dated December 8, 2006, between IDM Pharma, Inc. and Millennium Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).
(e)(4)
Amended and Restated Employment Agreement between IDM Pharma, Inc. and Timothy P. Walbert, dated December 11, 2008 (incorporated herein by reference to IDM Pharma, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 31, 2009).
(e)(5)
Employment Agreement between IDM Pharma, Inc. and Robert J. De Vaere, dated May 2, 2007 (incorporated herein by reference to IDM Pharma, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, filed with the SEC on May 15, 2007).
(e)(6)
Amendment to Employment Agreement between IDM Pharma, Inc. and Robert J. De Vaere, dated October 16, 2008 (incorporated herein by reference to IDM Pharma, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 31, 2009).
(e)(7)
Amended and Restated Employment Agreement between IDM Pharma, Inc. and Jeffrey W. Sherman, dated December 11, 2008 (incorporated herein by reference to IDM Pharma, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 31, 2009).
(e)(8)
Amended and Restated Employment Agreement between IDM Pharma, Inc. and Timothy C. Melkus, dated December 11, 2008 (incorporated herein by reference to IDM Pharma, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 31, 2009).
(e)(9)
IDM Pharma, Inc. 2009 Transaction Bonus Plan effective as of January 1, 2009, as amended on May 17, 2009 (incorporated herein by reference to Exhibit 10.1 to IDM Pharma, Inc.'s Current Report on Form 8-K dated May 18, 2009).
(e)(10)	IDM Pharma, Inc. 2000 Stock Plan, as amended (incorporated herein by reference to IDM Pharma, Inc.'s Current Report on Form 8-K, filed with the SEC on June 27, 2008).
(e)(11)	Form of February 2007 Warrant (incorporated herein by reference to IDM Pharma, Inc.'s Current Report on Form 8-K, filed with the SEC on February 21, 2007).
(e)(12)	Form of June 2007 Warrant (incorporated herein by reference to IDM Pharma, Inc.'s Current Report on Form 8-K, filed with the SEC on June 21, 2007).
(e)(13)
Amended and Restated Directors' Deferred Compensation Plan, effective as of January 1, 2009 (incorporated herein by reference to IDM Pharma, Inc.'s Annual Report on Form 10-K, for the year ended December 31, 2008, filed with the SEC on March 31, 2009).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

IDM Pharma, Inc.
	By:	/s/ TIMOTHY P. WALBERT
	Name:	Timothy P. Walbert
	Title:	President and Chief Executive Officer
Dated: May 26, 2009

ANNEX I

IDM PHARMA, INC.
9 PARKER, SUITE 100
IRVINE, CA 92618

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

        This Information Statement is being mailed on or about May 27, 2009 to holders of record of common stock, par value $0.01 per share, of IDM Pharma, Inc., a Delaware corporation ("IDM" or the "Company"), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of IDM with respect to the tender offer by Jade Subsidiary Corporation, a Delaware corporation ("Offeror") and wholly owned subsidiary of Takeda America Holdings, Inc., a New York corporation ("Takeda America") and wholly owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan ("TPC"), for all of the issued and outstanding shares of common stock of IDM ("Shares"). Unless the context indicates otherwise, in this Information Statement, we use the terms "us," "we," and "our" to refer to IDM. You are receiving this Information Statement in connection with the possible election of persons designated by Offeror to at least a majority of the seats on the IDM Board of Directors (the "Board of Directors" or the "Board"). This designation is to be made pursuant to an Agreement and Plan of Merger, dated as of May 18, 2009 (as such agreement may be amended or supplemented from time to time, the "Merger Agreement"), among Takeda America, Offeror and IDM.

        Pursuant to the Merger Agreement, Offeror commenced a cash tender offer on May 26, 2009, to purchase all of the issued and outstanding Shares, for consideration of $2.64 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 26, 2009 and the related Letter of Transmittal (together with the Offer to Purchase, the "Offer"). All references to the Offer to Purchase, the Letter of Transmittal and the Offer include any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, respectively. The initial offering period of the Offer will expire at 12:00 midnight, New York City time, at the end of June 22, 2009, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. At that time, if all the conditions to the Offer have been satisfied or waived, Offeror will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to stockholders of IDM and are filed as exhibits to the Schedule 14D-9 filed by IDM with the Securities and Exchange Commission (the "SEC") on May 26, 2009.

        The Merger Agreement provides that, upon the first time as of which Offeror accepts any Shares for payment pursuant to the Offer, and time to time thereafter as Shares are accepted for payment and paid for by Offeror, Offeror shall be entitled to designate to serve on the Board of Directors the number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Board of Directors (giving effect to any increase in the number of directors pursuant to the Merger Agreement) by (ii) the percentage that the aggregate number of Shares then beneficially owned by Takeda America or Offeror (including Shares accepted for payment pursuant to the Offer) bears to the total number of Shares then outstanding. Promptly following a request from Offeror (and no later than the next business day), the Company has agreed to use reasonable best efforts to cause Offeror's designees to be elected or appointed to the Board of Directors, including by increasing the size of the Board of Directors or securing resignations of incumbent directors. As a result, Offeror will have the ability to designate a majority of the Board of Directors following consummation of the Offer.

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder in connection with the appointment of Offeror's designees to the Board of Directors. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Offeror's designees have been furnished to IDM by Takeda America, and IDM assumes no responsibility for the accuracy or completeness of such information.

OFFEROR DESIGNEES

        Offeror has informed IDM that Offeror will choose its designees for the Board of Directors from the list of persons set forth below. In the event that additional designees of Offeror are required in order to constitute a majority of the Board of Directors, such additional designees will be selected by Offeror from among the executive officers and directors of Takeda America listed in Schedule I of the Offer to Purchase, which is incorporated herein by reference. Offeror has informed the Company that each of the persons set forth below has consented to act as a director of the Company if so appointed or elected. Unless otherwise indicated below, the business address of each such person is Millennium Pharmaceuticals, Inc., 40 Landsdowne Street, Cambridge, MA 02139. The following table sets forth, with respect to each individual who may be designated by Offeror as one of its designees, the name, age of the individual as of May 26, 2009, current principal occupation and employment history during the past five years.

Name	Age	Current Principal Occupation and Employment History
Laurie B. Keating	55	Senior Vice President and General Counsel (since September 2004) and Assistant Secretary (since August 2006). Ms. Keating also served as Secretary of Millennium (September 2004 to August 2006). Prior to joining Millennium, Ms. Keating was Vice President of Operations and Finance (September 2003 to September 2004), a member of the Board of Directors (June 2001 to December 2007) and Chief Executive Officer (June 2001 to September 2003) of Hydra Biosciences, Inc., a biopharmaceutical company. Previously she held a variety of senior executive positions at high technology companies, including serving as Senior Vice President, General Counsel and Secretary of Iomega Corporation and Sybase, Inc.
Anna Protopapas	44

Senior Vice President, Corporate Development since March 2005. Ms. Protopapas was Vice President, Corporate Development of Millennium (March 2001 to March 2005), Senior Director, Corporate Development (April 1999 to March 2001) and Director, Corporate Development (October 1997 to April 1999). Prior to joining Millennium, Ms. Protopapas held a variety of marketing and business development roles in companies outside of the life sciences field.

Daniel J. Curran, M.D.	42

Vice President, Corporate Development since August 2006. Dr. Curran was Senior Director, Development Project Management of Millennium (May 2003—August 2006), serving as Project Leader for two inflammation development programs. Dr. Curran joined Millennium as Director of Corporate Development in June 1999. Dr. Curran's previous professional experiences include a business development role in the Product Planning and Acquisition group at DuPont Merck Pharmaceuticals and Chief Medical Resident at Beth Israel Deaconess Medical Center in Boston.

Name	Age	Current Principal Occupation and Employment History
Jing L. Marantz, M.D. Ph.D.	44

Senior Director, Corporate Development since October 2008. Dr. Marantz was Senior Medical Director, Global Medical Affairs at Millennium (September 2006—October 2008), Medical Director, Global Medical Affairs (May 2004—September 2006), Associate Director, Preclinical Development Strategy and Operations (October 2003—May 2004), and Senior Manager, Finance (March 2001—October 2003). Prior to joining Millennium, Dr. Marantz was a management consultant with the Strategic Decisions Group, and was briefly affiliated with Goldman Sachs and Massachusetts General Hospital.

Dan Darnley	51

Vice President and Chief Intellectual Property Counsel. Mr. Darnley joined Millennium in August 2007. Previously, Mr. Darnley spent four years with Biogen Idec where he served as Associate General Counsel. Prior to that position, Mr. Darnley spent ten years with Pharmacia Inc. (and its predecessor companies), ultimately fulfilling the role of Associate General Counsel and Site Director of Patent Operations in Kalamazoo, Michigan. Before corporate practice, Mr. Darnley practiced law for six years at two law firms specializing in intellectual property matters: Marshall, Gerstein & Borun (Chicago) and Price, Heneveld, Cooper, De Witt & Litton (Grand Rapids, Michigan).

CERTAIN INFORMATION CONCERNING IDM

        The authorized capital stock of IDM consists of 55,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of May 18, 2009, there were 25,278,599 shares of common stock and no shares of preferred stock issued and outstanding. The common stock is the only class of voting securities of IDM outstanding that is entitled to vote at a meeting of stockholders of IDM. Each Share of IDM common stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the ownership of the Company's common stock as of May 18, 2009 by: (i) each director; (ii) each of the executive officers named in the Summary Compensation Table below; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its common stock. Except as otherwise noted below, the address for each person listed in the following table is c/o IDM Pharma, Inc., 9 Parker, Suite 100, Irvine, CA 92618.

	Beneficial Ownership(1)
Beneficial Owner	Number of Shares	Percent of Total
Palo Alto Investors, LLC and its affiliates	11,322,662	43.15%
470 University Ave.
Palo Alto, CA 94301
Medarex, Inc.	2,624,279	10.38%
707 State Road
Princeton, NJ 08540
Mr. Timothy P. Walbert	420,324	1.64%
Dr. John P. McKearn	136,840	*
Mr. Robert J. De Vaere	219,636	*
Dr. Jeffrey W. Sherman	130,091	*
Mr. Timothy C. Melkus	101,921	*
Mr. Michael G. Grey	80,411	*
Dr. Robert Beck	36,841	*
Mr. Gregory J. Tibbitts	16,250	*
All executive officers and directors as a group (8 persons)	1,142,314	4.34%

*
Less than one percent.

(1)
This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 25,278,599 shares outstanding on May 18, 2009, adjusted as required by rules promulgated by the SEC.

(2)
Includes shares held by Palo Alto Healthcare Master Fund, L.P., Palo Alto Healthcare Master Fund II, L.P., Micro Cap Partners, L.P., Palo Alto Fund II, L.P., Palo Alto Small Cap Master Fund, L.P., and UBTI Free, L.P. William L. Edwards and A. Joon Yun, M.D. share voting and investment power with respect to the shares held by Palo Alto Investors, LLC, and one or more of its affiliates, and each of such individuals disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes 964,805 shares subject to warrants of which 539,765 shares will terminate in February 2012 and 425,040 shares will terminate in June 2012.

(3)
Includes shares, which certain executive officers and directors have the right to acquire within 60 days after May 18, 2009 pursuant to outstanding options, as follows:

Mr. Walbert, 420,324 shares;
Dr. McKearn, 116,840 shares;
Mr. De Vaere, 209,235 shares;
Dr. Sherman, 130,091 shares;
Mr. Melkus, 99,207 shares;
Mr. Grey, 40,411 shares;
Dr. Beck, 36,841 shares; and
Mr. Tibbitts, 16,250 shares.

 CURRENT DIRECTORS AND NAMED EXECUTIVE OFFICERS OF THE COMPANY

        Set forth below are the name, age and position of each executive officer and director of IDM as of May 18, 2009. To the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of the Company.

Name	Age	Principal Occupation/ Position Held With the Company
Timothy P. Walbert	42	President, Chief Executive Officer and Director
Robert J. De Vaere	51	Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary
Timothy C. Melkus	49	Senior Vice President, Business Development and Operations
Jeffrey W. Sherman, M.D.	54	Senior Vice President, Research and Development, Chief Medical Officer
Michael G. Grey	56	Non-Executive Chair and Director
Robert Beck, M.D.	55	Director
John P. McKearn, Ph.D.	55	Director
Gregory J. Tibbitts	42	Director

        Mr. Walbert has served as our President and Chief Executive Officer since May 2007, and as a member of the Board since July 2007, and in addition, currently serves as the President and Chief Executive Officer of Horizon Therapeutics, Inc., a privately held biopharmaceutical company. Prior to joining IDM Pharma, Mr. Walbert was with NeoPharm, Inc., a biopharmaceutical company, from January 2006 until May 2007 where he was Executive Vice President, Commercial Operations. Prior to NeoPharm, Inc., Mr. Walbert was at Abbott Laboratories, a pharmaceutical company, from June 2001 to August 2005 where he served as Divisional Vice President and General Manager of Abbott Immunology and Divisional Vice President of Global Cardiovascular Marketing. Mr. Walbert was responsible for Abbott's Immunology franchise and under his leadership, Abbott Immunology successfully obtained approval, launched and commercialized HUMIRA® for the treatment of rheumatoid arthritis and built a successful life cycle management plan in the United States, Europe and other countries. From April 1998 to June 2001, Mr. Walbert served as Director, Celebrex North America, Arthritis Team Leader, Asia Pacific, Latin America and Canada and Team Leader, Associate Director and Senior Product Manager and Product Manager, Arthrotec/Cytotec at G.D. Searle and, after its acquisition, Pharmacia Corporation, each a pharmaceutical company. From August 1997 to April 1998, Mr. Walbert was manager, market integration at Merck & Co., Inc, a pharmaceutical company. From February 1995 to August 1997, Mr. Walbert was in product management and sales roles at G.D. Searle and Co. Mr. Walbert also was a Territory Manager with Wyeth, a pharmaceutical company, from September 1991 to February 1995. Mr. Walbert earned a Bachelor of Arts degree in business from Muhlenberg College in Allentown, Pennsylvania.

        Mr. De Vaere has served as our Senior Vice President, Finance and Administration and Chief Financial Officer since May 2007 and in addition, currently serves as the Executive Vice President and Chief Financial Officer of Horizon Therapeutics, Inc., a privately held biopharmaceutical company. He previously served as our Vice President, Finance and Chief Financial Officer from May 2000 to March 2006, and was our Vice President, Finance and Administration from December 2001 to March 2006.

From August 2006 to April 2007, Mr. De Vaere was Chief Financial Officer of Nexa Orthopedics, a medical device manufacturer. Prior to joining us in May 2000, Mr. De Vaere was with Vista Medical Technologies, Inc., a medical device company, from January 1996 to 2001, where he served as Vice President of Finance and Administration and Chief Financial Officer. Prior to his employment with Vista, he was Director of Finance and Business Management for Kaiser Electro-Optics from April 1993 to January 1996 and Controller for Kaiser Rollmet, an aerospace company, from January 1991 to April 1993. In 1980, Mr. De Vaere received a Bachelor of Science degree from the University of California, Los Angeles.

        Mr. Melkus joined IDM Pharma as Vice President, Business Development and Operations in July 2007 and was named Senior Vice President, Business Development and Operations in December 2007. Prior to joining IDM Pharma, Mr. Melkus was with NeoPharm, Inc., a biopharmaceutical company, from November 2006 until June 2007 where he served as Vice President, Business Development. Prior to NeoPharm, Mr. Melkus served as an Executive Consultant from January 1999 until November 2006, advising a number of clients on business planning, strategy and operational issues. From October 1995 until December 1998, Mr. Melkus served as Vice President, VIHMS Commercialization where he was responsible for Sales, Marketing, Business Development and Intellectual Property for the innovative health care services business of Monsanto. From October 1983 through September 1995, Mr. Melkus held various positions at G.D. Searle and Co., a pharmaceutical company, including Corporate Financial Analyst, U.S. Operations Field Analyst, Manager, Financial Analysis, Assistant Controller, U.S. Pharmaceutical Operations, Foreign Exchange and Investment Manager, and Associated Director, U.S. Business Development. Mr. Melkus earned a Masters in Business Administration from the J. L. Kellogg Graduate School of Management and earned a Bachelor of Science degree, with honors, from Northwestern University.

        Dr. Sherman has served as Chief Medical Officer and Senior Vice President Research & Development at IDM Pharma since August 2007. Before joining IDM Pharma, Dr. Sherman was Vice President of Clinical Science at Takeda Global Research and Development Center, Inc., a pharmaceutical research and development center, from June 2007 to August 2007. Prior to Takeda, he served as Chief Medical Officer and Executive Vice President at NeoPharm, Inc., a biopharmaceutical company, from September 2000 to June 2007. Dr. Sherman held various positions in Clinical Research and Development at G.D. Searle and Co. and, after its acquisition, Pharmacia Corporation, each a pharmaceutical company, including Director, Senior Director, and Executive Director of Clinical Research, for a variety of therapeutic areas, including infectious diseases, women's health, sleep, central nervous system, and oncology from October 1992 to January 2000. He also served as Head, Oncology Global Medical Operations from January 2000 to August 2000. Prior to joining Searle/Pharmacia, Dr. Sherman worked at Bristol-Myers Squibb Company, a pharmaceutical company, in Clinical Pharmacology and Clinical Research from April 1988 to October 1992. Dr. Sherman received his medical degree from The Chicago Medical School. He completed an internship and residency in internal medicine at Northwestern University, where he also served as chief medical resident. Additionally, he completed fellowship training at the University of California-San Francisco (UCSF) and was a research associate at the Howard Hughes Medical Institute at UCSF. Dr. Sherman is an Adjunct Assistant Professor of Medicine at the Northwestern University Feinberg School of Medicine and a member of several professional societies as well as a Diplomat of the National Board of Medical Examiners and the American Board of Internal Medicine. Dr. Sherman is currently President-Elect and a board member of the Drug Information Association (DIA) and chairperson of the 2009 DIA Annual Meeting.

        Mr. Grey has served as our director since July 1999 and since December 2007, as our Non-Executive Chairman of the Board. Since January 1, 2009, he has served as President and Chief Executive Officer of Auspex Pharmaceuticals, Inc., a privately held biotechnology company. Prior to Auspex, Mr. Grey served as President and Chief Executive Officer of SGX Pharmaceuticals, Inc., a

biotechnology company, from January 2005 until August 2008 and previously served as President from June 2003 to January 2005 and as Chief Business Officer from April 2001 until June 2003. Between January 1999 and April 2001, he served as President and Chief Executive Officer of Trega Biosciences, Inc., a biotechnology company. Prior to joining Trega, Mr. Grey served as President of BioChem Therapeutics, Inc., a division of BioChem Pharma, Inc., a pharmaceutical company, from November 1994 to August 1998. During 1994, Mr. Grey served as President and Chief Operating Officer of Ansan, Inc., a biopharmaceutical company. From 1974 to 1993, Mr. Grey served in various roles with Glaxo, Inc. and Glaxo Holdings, plc, a pharmaceutical company, culminating in his position as Vice President, Corporate Development. Mr. Grey serves on the Board of Directors of Achillion Pharmaceuticals, Inc. and BioMarin Pharmaceuticals, Inc. Mr. Grey received a B.Sc. degree in chemistry from the University of Nottingham, United Kingdom.

        Dr. Beck has served as our director since August 2005. He has been the Senior Vice President and Chief Academic Officer of the Fox Chase Cancer Center since September 2007. From September 2001 through August 2007 he was the Vice President and Chief Information Officer at Fox Chase, and has served as a senior faculty member in the Population Science Department since July 2003. From October 1992 to August 2001 he served as a director for the Houston Academy of Medicine—Texas Medical Center Library, where he was the Chair from July 1998 to August 1999 and Interim Executive Director from August 1999 to August 2001. From August 1992 to September 2001, Dr. Beck served as a Professor of Pathology with the Baylor College of Medicine, where he also served as a Professor of Family and Community Medicine from July 1997 to September 2001, Vice President for Information Research and Planning from July 2000 to September 2001 and Vice President for Information Technology from August 1992 to June 2000. Since July 1999, Dr. Beck has served as an Adjunct Professor of Health Informatics with the University of Texas—Houston Health Science Center. Since March 2000, Dr. Beck has served as a director for RosettaMed, a start-up company based in Houston developing automated patient data entry forms and devices. From July 1997 to June 2000, Dr. Beck served as a director for VidiMedix Corporation, a start-up telemedicine company that was acquired by e-MedSoft.com in June 2000. In 1974, Dr. Beck received a Bachelor's degree in mathematics from Dartmouth College. In 1978, Dr. Beck received a Medical degree from Johns Hopkins University.

        Dr. McKearn has served as our director since April 2000. Dr. McKearn joined RiverVest Venture Partners, LLC, a venture capital firm, as a Venture Partner in April 2008 and has served as the owner and President of Pennyhead, LLC, a pharmaceutical and biotechnology consulting firm, since September 2007. From January 2007 to August 2007, Dr. McKearn served as an advisor to Kalypsys, Inc., a privately held biotechnology company, where he served as Chief Executive Officer from June 2005 to December 2006. He also served as President and Chief Scientific Officer at Kalypsys from August 2004 to June 2005 and Chief Scientific Officer from July 2003 to August 2004. In addition, Dr. McKearn was a member of the Board of Directors of Kalypsys from July 2003 to December 2006. Prior to that, he was with Pharmacia Corporation, formerly G.D. Searle and Co., a pharmaceutical company, from 1987 to 2003. From August 2000 until June 2003, he served as Senior Vice President, Pharmacia Discovery Research, responsible for worldwide research activities. Prior to that he served as Vice President, Searle Discovery Research from 1999 to 2000, Executive Director of Oncology from 1995 to 1999, and directed all arthritis, inflammation and oncology research from 1987 to 1995. Dr. McKearn was a Senior Scientist at E.I. DuPont de Nemours and Company, a pharmaceutical company, from 1985 to 1987 and a member of the Basel Institute for Immunology from 1982 to 1985. Dr. McKearn received a Bachelor's degree in biology from Northern Illinois University and a Ph.D. in Immunology from the University of Chicago.

        Mr. Tibbitts has served as our director since April 2008. Since August 2008 he has served as the interim Chief Financial Officer of Alsius Corporation, a medical device company. From July 2004 until May 2008, Mr. Tibbitts served as Vice President, Finance and Chief Financial Officer of Cryocor, Inc., a medical technology company. From April 2000 to June 2004, he held various positions including

Chief Financial Officer with Elitra Pharmaceuticals Inc., a biotechnology company. From December 1996 to March 2000, Mr. Tibbitts was a senior manager in the audit department of Ernst & Young LLP, an accounting firm, specializing in the biotechnology, medical device and other high technology industries. He also worked with Ernst & Young LLP from September 1989 to April 1993 before joining the mortgage banking division of ITT Financial, a financial services company, as Controller. Mr. Tibbitts received a B.A. degree in business administration from the University of San Diego and a Master of Business Administration degree in finance from San Diego State University. He is a Certified Public Accountant in the State of California.

IDM BOARD OF DIRECTORS AND
CORPORATE GOVERNANCE INFORMATION

Independence of the Board of Directors

        As required under the NASDAQ Stock Market, LLC ("NASDAQ") listing standards, a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board of Directors. The Board consults with the Company's counsel to ensure that the Board's determinations are consistent with relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of NASDAQ, as in effect time to time.

        Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of their family members, and us, our senior management and our independent auditors, the Board affirmatively has determined that all of our directors are independent directors, as defined in Rule 5605(a)(2) of the NASDAQ listing standards, except for Mr. Walbert, our President and Chief Executive Officer, and Dr. McKearn, who had a consulting agreement with the Company from May 2007 through July 2007 to assist us with management and operational matters on an interim basis, and who, as a result of the compensation paid to him under the agreement, is no longer considered an independent director. Dr. McKearn resigned from each of the Audit Committee and Compensation Committee when he entered into the consulting arrangement with us, and the Board appointed Dr. Beck, who meets the requirements to be a member of the Audit Committee under applicable rules to replace Dr. McKearn on the Audit Committee, and Mr. Grey, who meets the requirements to be a member of the Compensation Committee under applicable rules to replace Dr. McKearn on the Compensation Committee.

Meetings of the Board of Directors

        The Board of Directors met eleven times during the last fiscal year. All directors attended at least 75% of the aggregate of the meetings of the Board and of the committees on which they served, held during the period for which they were directors or committee members, respectively.

        In fiscal 2008, the Company's independent directors met on a number of occasions in regularly scheduled executive sessions at which only independent directors were present, in accordance with applicable NASDAQ listing standards.

        It is the Company's policy to encourage nominees for director to attend the Company's Annual Stockholders' Meetings. Each of the six nominees for election as a director at the 2008 Annual Meeting of Stockholders attended the 2008 Annual Meeting of Stockholders, except for Edward E. Penhoet, Ph.D., who resigned from the Board on October 8, 2008.

Board Committees

        Our Board of Directors currently has an Audit Committee, a Compensation Committee and a Nominating Committee. Below is a description of each committee of the Board of Directors and information regarding committee meetings held in 2008. The Board of Directors has determined that each member of each committee meets the applicable rules and regulations regarding independence and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment with regard to us. The charters for the Audit, Compensation and Nominating Committees can be found on our corporate website at www.idm-pharma.com.

        Audit Committee.    The Audit Committee of the Board oversees our corporate accounting and financial reporting process. The Board of Directors has adopted an Audit Committee Charter, which among other responsibilities, requires that this committee monitor our financial reporting process and internal control systems, review audit and management reports and review and approve the engagement of the independent auditors. Prior to April 3, 2008, the Audit Committee met a total of two times in 2008 and was comprised of Drs. Deleage and Beck and Mr. Grey. Mr. Tibbitts was appointed to the Audit Committee on April 3, 2008 and became Chairman of the Audit Committee effective as of the 2008 Annual Stockholders' Meeting on June 25, 2008. The Audit Committee met once while it was comprised of Drs. Deleage and Beck and Messrs. Grey and Tibbitts. Dr. Deleage did not stand for re-election at the 2008 Annual Stockholders' Meeting and was removed from the Audit Committee following that meeting. The Audit Committee met a total of five times after June 25, 2008 and was then and is now comprised of three Board members, Dr. Beck and Messrs. Grey and Tibbitts. The Audit Committee held a total of eight meetings in 2008. The Audit Committee selects the independent auditors and provides a direct line of communication between the auditors and the Board. The independent auditors separately meet with the Audit Committee, with and without our management present, to review and discuss various matters, including our financial statements, the report of the independent auditors on the results, scope and terms of their work and their recommendations concerning our financial practices and procedures.

        The Board annually reviews the NASDAQ listing standards definition of independence for Audit Committee members and has determined that all members of our Audit Committee are independent, as independence is currently defined in Rule 5605(c)(2)(A)(i) and (ii) of the NASDAQ listing standards. The Board has determined that Mr. Tibbitts qualifies as an audit committee financial expert, as defined in applicable SEC rules. The Board made a qualitative assessment of Mr. Tibbitts' level of knowledge and experience based on a number of factors, including his formal education, his experience as a Chief Financial Officer in both public and private companies, and his status as a Certified Public Accountant.

        Compensation Committee.    The Compensation Committee of the Board of Directors reviews and approves our overall compensation strategy and policies. The Compensation Committee administers our stock option plans, employee stock purchase plan and 401(k) plan, approves (or recommends to the Board for approval) salaries, bonuses and other compensation arrangements for our officers, including our Chief Executive Officer, reviews with management the Company's Compensation Discussion and Analysis and considers whether to recommend that it be included in proxy statements and other filings and performs such other functions regarding compensation as our Board of Directors may delegate. The charter of the Compensation Committee provides that the Compensation Committee may form and delegate authority to subcommittees as appropriate, including, but not limited to, a subcommittee composed of one or more members of the Board to grant stock awards under the Company's equity incentive plans to persons who are not (a) "Covered Employees" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"); (b) individuals with respect to whom the Company wishes to comply with Section 162(m) of the Code or (c) then subject to Section 16 of the Exchange Act. All members of the Compensation Committee are independent, as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards. Prior to October 2, 2008, the Compensation Committee met a total of three times in 2008 and was comprised of Drs. Penhoet and Beck and Mr. Grey. On October 2, 2008, Dr. Penhoet resigned from the Board and the Compensation Committee and on October 8, 2008, Mr. Tibbitts was appointed to the Compensation Committee to replace Dr. Penhoet. After October 8, 2008, the Compensation Committee met one additional time and was then and is now comprised of three Board members, Dr. Beck and Messrs. Grey and Tibbitts. Mr. Grey currently chairs the Compensation Committee. The Compensation Committee held a total of four meetings in 2008.

        Nominating Committee.    The Nominating Committee, currently comprised of Dr. Beck and Mr. Tibbitts, did not have an in-person meeting during 2008. The Nominating Committee was comprised of Drs. Deleage and Beck until April 3, 2008 when Mr. Tibbitts was appointed to the Nominating Committee. Dr. Deleage did not stand for re-election at the 2008 Annual Stockholders' Meeting and was removed from the Nominating Committee following that meeting. The nominees for election to our Board at the 2008 Annual Meeting of Stockholders were approved by the Nominating Committee pursuant to a written consent. The Nominating Committee is responsible for interviewing, evaluating, nominating and recommending individuals for membership on our Board and committees thereof and nominating specific individuals to be elected as our officers by the Board. All members of the Nominating Committee are independent, as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards.

        The Nominating Committee believes that candidates for director should have certain minimum qualifications, including the ability to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Nominating Committee also considers such factors as relevant experience for offering advice and guidance to management, sufficient time to devote to the affairs of IDM Pharma, demonstrated excellence in his or her field, the ability to exercise sound business judgment and the commitment to rigorously represent the long-term interests of our stockholders. However, the Nominating Committee retains the right to modify these qualifications from time to time.

        The Nominating Committee uses its network of contacts to compile a list of potential director candidates, but may also engage, if it deems appropriate, a professional search firm. The Company has not used a professional search firm to identify potential director candidates in 2008 and to date in 2009. The Nominating Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. Candidates for director nominees are reviewed in the context of the current composition of the Board, our operating requirements and the long-term interests of our stockholders. In conducting this assessment, the Nominating Committee considers experience, skills, age, diversity and such other factors as it deems appropriate given the current needs of the Board and the Company, to maintain a balance of knowledge, experience and capability. The Nominating Committee also determines whether the nominee is independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating Committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to the Board of Directors by majority vote. In the case of incumbent directors whose terms of office are set to expire, the Nominating Committee reviews these directors' overall service to us during their terms, including the number of meetings attended, level of participation, quality of performance and any other relationships and transactions that might impair the directors' independence.

        The Nominating Committee will consider director candidates recommended by stockholders. The Nominating Committee does not intend to alter the manner in which it evaluates candidates based on whether or not the candidate was recommended by a stockholder. Stockholders who wish to recommend individuals for consideration by the Nominating Committee to become nominees for election to the Board may do so by delivering a written notice to our Secretary at IDM Pharma, Inc., 9 Parker, Suite 100, Irvine, CA 92618 at least 120 days prior to the anniversary date of the mailing of the Company's proxy statement for the last Annual Meeting of Stockholders. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record holder of the Company's stock and has been a holder for at least one year. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Shareholder Communications

        Historically, the Company has not provided a formal process related to stockholder communications with the Board. Nevertheless, every effort has been made to ensure that the views of stockholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. We believe our responsiveness to stockholder communications to the Board has been excellent. Nevertheless, during the upcoming year the Nominating Committee will give full consideration to the adoption of a formal process for stockholder communications with the Board and, if adopted, publish it promptly and post it to the Company's website.

AUDIT COMMITTEE REPORT(1)

        Management is responsible for IDM Pharma's internal controls and the financial reporting process. Ernst & Young LLP, Independent Registered Public Accounting Firm, as the independent auditors of the Company is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States and to issue a report thereon. The Audit Committee is responsible for monitoring and overseeing these processes, as well as selection of the Company's independent accountants.

        In this context, the Audit Committee has met and held discussions with management and the independent accountants. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2008 with management and the independent accountants. The Audit Committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AU section 380), as adopted by the Public Company Accounting Oversight Board, or the PCAOB, in Rule 3200T.

        The Company's independent accountants also provided to the Audit Committee the written disclosures and the letter required by the current version of PCAOB Rule 3526 (Communications with Audit Committees Concerning Independence), and the Audit Committee discussed with the independent accountants that firm's independence.

        Based on the Audit Committee's discussion with management and the independent accountants as well as the Audit Committee's review of the representation of management and the report of the independent accountants to the Audit Committee, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC.

        From the members of the Audit Committee of IDM Pharma, Inc.:

Robert Beck, M.D.
Michael G. Grey
Gregory J. Tibbitts

(1)
The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the SEC nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in any such filing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related-Person Transactions Policy and Procedures

        The Company has adopted a written Related-Person Transactions Policy that sets forth the Company's policies and procedures regarding the identification, review, consideration and approval or ratification of "related-persons transactions." For purposes of our policy only, a "related-person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company and any "related person" are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to the Company as an employee, director or consultant by a related person are not covered by this policy. A related person is any executive officer, director, or more than 5% stockholder of the Company, including any of their immediate family members, and any entity owned or controlled by such persons.

        Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to the Audit Committee (or by such other committee of the board, including where Audit Committee approval would be inappropriate, to another independent body of the board) for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to the Company of the transaction and whether any alternative transactions were available. In considering related-person transactions, the Committee takes into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to the Company, (b) the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the Committee looks at, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders, as the Committee determines in the good faith exercise of its discretion.

Certain Related-Person Transactions

        Our bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers, employees and other agents to the fullest extent permitted by Delaware law. We are also empowered under our bylaws to enter into indemnification contracts with our directors and officers and to purchase insurance on behalf of any person whom it is required or permitted to indemnify. Pursuant to this provision, we have entered into indemnity agreements with each of our directors and executive officers.

        In addition, our certificate of incorporation provides that to the fullest extent permitted by Delaware law, our directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each director will continue to be subject to liability for breach of the director's duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to our best interests or our stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to us or our stockholders when the director was aware or should have been aware of a risk of serious injury to us or our stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to us or our stockholders, for improper transactions between the director and us, and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

        We have entered into certain additional transactions with our directors and officers, as described under the captions "Compensation of Directors" and "Executive Compensation."

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports in changes in ownership of our common stock and other of our equity securities. Specific due dates for these reports have been established, and we are required to disclose any failure to file by these dates during 2008. Our officers, directors and greater than 10% stockholders are required by the SEC regulations to furnish us with copies of all Section 16(a) forms they file.

        To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the year ended December 31, 2008, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        This section discusses the principles underlying our executive compensation decisions and the most important factors relevant to an analysis of these decisions. We are providing this information regarding the manner and context in which compensation is awarded to and earned by our executive officers to place in perspective the data presented in the tables and other quantitative information that follows this section.

Executive compensation philosophy and objectives

        The Compensation Committee of our Board of Directors is responsible for establishing, implementing and overseeing our executive compensation and benefit policies, including our 2000 Stock Plan, as amended, which we refer to as the 2000 Plan. The compensation of our executive officers is designed to attract executives with the ability, skills and commitment necessary for IDM Pharma to achieve its strategic goals, to reward those individuals adequately and fairly over time, and to retain those individuals who continue to perform at or above our expectations. The Compensation Committee's overall objective is to make compensation decisions that motivate and reward achievement of the Company's business objectives, particularly focused on the objective of obtaining European marketing approval of our lead product candidate, MEPACT (mifamurtide), for the treatment of osteosarcoma, and disciplined management of our financial resources. Our executive officers' compensation has four primary components—base salary, discretionary cash bonuses, either based on annual achievement of target objectives or achievement of a specific performance milestone or strategic objective, cash retention and bonus plans based on timely achievement of performance milestones or strategic objectives and long-term incentive compensation primarily in the form of stock options and restricted stock awards. In addition, our executive officers are provided with benefits that are generally available to all of our salaried employees.

        Our Compensation Committee views the four components of our executive compensation as related but distinct. Although our Compensation Committee does consider total compensation, we do not believe that significant compensation of one type should necessarily negate or reduce other types of compensation because each component of compensation serves a purpose in rewarding and motivating our executives. Our Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid-out compensation, between cash and non-cash compensation, or among different forms of compensation. This is due in part to the small size of our executive team and the need to tailor each executive officer's award to attract and retain that executive officer. Our Compensation Committee determines the appropriate level for each compensation component based in part, but not exclusively, on our Company view of internal equity and consistency, individual performance and other information the Compensation Committee deems relevant, such as compensation survey data from Radford and compensation data of comparable companies, including Dendreon, Cell Genesys, Avax Technologies, Antigenics and Micromet.

Primary components of executive compensation

        As described above, the aggregate compensation paid to our executive officers is comprised of four primary components: base salary, discretionary cash bonuses, cash retention and bonus plans and long-term incentive compensation primarily in the form of stock options and restricted stock awards. Each component is described below in more detail.

        Base salary.    Our Compensation Committee fixes the base salary of each of our executive officers at a level it believes enables us to hire and retain these individuals and reward our executive officers for satisfactory individual performance and a satisfactory level of contribution to our overall business goals. In determining the base salaries of our executive officers, the Compensation Committee also takes into account the base salaries paid to executives of other companies with which we believe we compete for talent, including companies of similar size and stage of development in the biotechnology industry, as well as other private and public companies located in our geographical location and which take part in annual compensation surveys. The base salary of each of our executive officers was initially established under employment agreements with those executive officers that took these factors into account. We originally entered into an employment agreement with Dr. Mills in connection with a business combination completed in August 2005, although Dr. Mills' employment agreement was terminated in 2008 as part of her separation from the Company. We entered into employment agreements with Mr. Walbert and Mr. De Vaere in May 2007, with Dr. Sherman in July 2007 and Mr. Melkus in December 2007. The employment agreement with Mr. De Vaere was amended in October 2008 to reflect the reduced time Mr. De Vaere was required to commit to IDM Pharma as its Chief Financial Officer. The employment agreements for Messrs. Walbert, Melkus and Dr. Sherman were amended and restated in December 2008 to, primarily, comply with requirements pursuant to Section 409A of the Code. For newly hired executive officers, the base salary would be initially established through negotiation at the time the executive officer is hired, taking into account the executive officer's qualifications, experience, prior salary and competitive salary information and any particular circumstance that motivated the executive officer to leave his or her prior position and join IDM Pharma. Year-to-year adjustments to each executive officer's base salary, if any, are based upon individual performance for that year, changes in the general level of base salaries of persons in comparable positions within our industry and geographical location, and the average merit salary increase for such year for all of our employees, as well as other factors the Compensation Committee judges to be pertinent during that assessment period. Generally, the salaries for our executive officers are adjusted effective in the last quarter of each year or the first quarter of the following year. When reviewing executive compensation and making executive hiring decisions, the Compensation Committee takes into account publicly available data relating to the compensation practices and policies of other companies within and outside of our industry as well as input from other sources, including input from other independent members of our Board of Directors. The Compensation Committee has in the past engaged compensation consultants to provide information for use in establishing or revising executive compensation and may do so in the future, but did not use a compensation consultant to establish compensation for 2008. Our Compensation Committee realizes that benchmarking the Company's compensation against the compensation earned at comparable companies may not always be appropriate, but believes that comparison of the Company's compensation practices is useful because it defines the competitive environment for hiring and retaining executive officers that the Company faces.

        Discretionary cash bonuses.    Although the employment agreements with our executive officers established target bonus amounts for any fiscal year, the annual cash bonus payments to our executive officers were entirely discretionary for 2008 and are also discretionary for any subsequent year. We use annual incentive bonuses to compensate our executive officers for achieving Company financial and operational goals. These objectives relate generally to Company-wide goals and performance objectives and other strategic factors including progress on development and regulatory objectives with regard to our product development candidates, particularly MEPACT, financial objectives such as raising capital and managing our existing resources and strategic business development or corporate development objectives. Our Compensation Committee believes that it is most appropriate and meaningful at this point in the life cycle of the Company to determine discretionary cash bonus amounts, if any, of our Chief Executive Officer based in part upon performance and achievement of Company-wide goals as a whole, as well as the Chief Executive Officer's performance against specific business development or corporate development transactions. Our Compensation Committee also bases its determination of discretionary cash bonus amounts, if any, to our executive officers other than our Chief Executive Officer, on our management team's performance and achievement of Company-wide goals as a whole, performance against specific business development or corporate development transactions, as well as achievement of individual objectives that focus on the executive officer's operational responsibilities. Bonus payment recommendations for executive officers are initiated by the Chief Executive Officer and submitted to the Compensation Committee for review.

        Cash retention and bonus plans.    In consideration of the Company's focus on specific development and regulatory objectives with regard to MEPACT and its exploration of strategic alternatives, the Compensation Committee, in 2008, approved various cash retention and bonus programs for the executive officers of the Company. We used these retention and bonus programs in 2008 to provide our executive officers with cash incentives for the achievement of regulatory approval for MEPACT by the EMEA and the filing of an amended NDA related to mifamurtide in the U.S. with the FDA within specific timeframes determined by the Compensation Committee and our Board. These retention plans also addressed the need to provide incentives for our executive officers to continue working with us through the closing of any strategic transaction that would result in a change of control of IDM Pharma and provide for cash payments in the event a change of control transaction is completed and our executive officers' employment is terminated in connection with such a transaction. These cash incentives are earned only upon timely achievement of the specified objective or change of control conditions and otherwise expire if the objective or conditions are not met by a certain date. These plans provide added incentive for our executive officers to focus on and achieve milestones which our Board has established and which we believe are in the best interests of our stockholders and also takes into account our cash resources available to fund our operations through such dates. The Compensation Committee considers the terms and participants in each retention plan subjectively, considering factors such as the anticipated contribution of the executive officer to the attainment of the specified objective or strategic transaction.

        Long-term equity incentive awards.    We primarily use stock options and restricted stock awards to reward long-term performance. Our grant of stock options and restricted stock awards is intended to produce significant value for each executive officer if our performance is outstanding and if the executive officer stays with the Company. To conserve our cash resources, we place special emphasis on equity-based incentives to attract, retain and motivate executive officers as well as other employees. The Compensation Committee provides our executive officers with long-term incentive compensation through grants of stock options and restricted stock awards, generally under the 2000 Plan. We believe that stock options provide our executive officers with the opportunity to purchase and maintain an equity interest in IDM Pharma and to share in the appreciation of the value of our common stock. We believe that stock options align employee incentives with the interests of our stockholders because options have value only if our stock price increases over time. The stock options also utilize vesting periods, generally daily vesting over a four-year period following the date of grant for existing employees, that encourage executive officers to continue their employment with us. We also use stock awards, primarily in the form of deferred issuance restricted stock awards, as additional incentive for our executive officers. These stock awards may vest over a period of time, or earlier upon achievement of a significant corporate objective or event, as was the case with the stock awards granted to our executive officers in January 2008. They may also vest only upon achievement of a significant corporate objective or event and otherwise expire if the objective or event is not met by a certain date, as is the case with the stock awards granted to our executive officers in April 2008. This provides added incentive for our executive officers to focus on and achieve milestones which our Board has established and which we believe are in the best interests of our stockholders. The Compensation Committee considers the grant of each option or other stock award subjectively, considering factors such as the individual performance of the executive officer and the anticipated contribution of the executive officer to the attainment of our long-term strategic performance goals. Long-term incentives granted in prior years are also taken into consideration. Grants are made to all employees when hired based on salary level and position. All employees, including executive officers, are eligible for subsequent, discretionary grants, which are generally based on either individual or corporate performance as well as position within the Company. All of the stock option grants made to our executive officers in 2008 and to date in 2009 were made at the fair market value of our common stock on the grant date, determined by the closing market value of our common stock as reported on The NASDAQ Global Market on the date of grant. We do not have any program, plan or obligation that requires us to grant equity compensation to any executive officers on specified dates. The authority to make equity grants to executive officers rests with our Board of Directors, on recommendation from the Compensation Committee, although, as noted above, the Compensation Committee does consider the recommendations of our Chief Executive Officer in setting the compensation of our other executive officers.

Severance benefits

        Each of Messrs. Walbert, De Vaere, Melkus and Dr. Sherman has a provision in his employment agreement providing for certain severance benefits, including accelerated vesting of certain stock awards, in the event of termination of the executive officer's employment without cause or the executive officer's resignation of employment with good reason. These severance provisions are described in the "Employment, Change of Control and Severance Agreements" section below, and certain estimates of these change of control benefits are provided in "Potential Payments Upon Termination or Change of Control" section below.

Other benefits

        Our executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life and disability insurance and our 401(k) plan, in each case on the same basis as our other employees. Except for Mr. Walbert, who was provided with temporary living expenses of $4,500 per month for the first six months of 2008, there were no special benefits or significant perquisites provided to any executive officer in 2008.

Material tax and accounting implications of executive compensation policies

        We account for the equity compensation expense for our employees under the rules of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," as interpreted by SEC Staff Accounting Bulletin No. 110, "FAS 123(R)," which requires us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued. Unless and until we achieve sustained profitability, the availability to us of a tax deduction for compensation expense is not material to our financial position. We structure discretionary cash bonus compensation so that it is taxable to our employees at the time it becomes available to them. Federal income tax law prohibits publicly held companies from deducting certain compensation paid to a named executive officer that exceeds $1 million during the tax year. To the extent that compensation is based upon the attainment of performance goals set by the Compensation Committee pursuant to plans approved by our stockholders, the compensation is not included in the computation of this limit. Although the Compensation Committee intends, to the extent feasible and where it believes it is in the best interests of the Company and our stockholders, to attempt to qualify executive compensation as tax deductible, it does not intend to permit this tax provision to dictate the Compensation Committee's development and execution of effective compensation plans.

Executive compensation review process

        Our Compensation Committee currently performs an annual review of our executive officers' cash compensation and share and equity incentive holdings to determine whether they provide adequate incentives and motivation to our executive officers and whether they adequately compensate our executive officers relative to comparable executive officers in other companies. Compensation Committee meetings have sometimes included, for all or a portion of each meeting, not only the committee members but also formerly our Executive Chair and our Chief Executive Officer. For compensation decisions relating to executive officers (other than our Chief Executive Officer) including decisions regarding the grant of equity compensation, the Compensation Committee typically considers the recommendations of our Chief Executive Officer. The charter for our Compensation Committee provides for the Compensation Committee to evaluate the performance of the Chief Executive Officer and other executive officers in light of relevant corporate performance goals and objectives and to recommend to the Board for determination and approval the compensation of the Company's Chief Executive Officer and other executive officers. Our Compensation Committee has authority under its charter to administer the Company's stock plans and recommends grants and awards under those plans to the Board of Directors.

2008 Executive compensation decisions

        December 2007 and March 2008 Compensation Committee meetings.    Our Compensation Committee reviewed compensation matters in December 2007, at which time, and in consideration of the Company's decision to restructure and seek strategic alternatives available to it, the Compensation Committee approved a retention program for certain key, non-executive employees, and made a recommendation to the Board regarding a retention plan for the executive officers of the Company, and the Compensation Committee postponed its annual compensation review for 2007. The Board approved the recommendations of the Compensation Committee regarding a retention plan for the executive officers of the Company in January 2008. Under the terms of the retention plan, if a specified executive officer was terminated without cause prior to August 31, 2008 (8 months), the executive officer would have been entitled to receive a lump sum cash payment equal to his base salary, less standard deductions and withholding, for the period from the date of termination through August 31, 2008. No such compensation was awarded in connection with this aspect of the retention program as none of the executives were terminated without cause before August 31, 2008. We would have also had to pay a bonus to our executives upon a change of control of the Company or a financing of at least $7,000,000 in gross proceeds to the Company. The aggregate bonus that could have been earned by our executives was $0.6 million, which was in addition to severance benefits in accordance with the executives' employment agreements. This amount was subsequently reduced to $0.4 million in October 2008 following our Chief Financial Officer's decision to begin serving on a part-time basis and the Board's determination to reduce certain compensation and benefits for which the Chief Financial Officer was eligible based on his part-time employment. As a change in control or a financing did not occur by December 31, 2008, this bonus was not earned. The Compensation Committee also recommended, and the Board approved, the grant of deferred issuance restricted stock units for 135,000 shares to Mr. Walbert, 60,000 shares to Mr. De Vaere, 30,000 shares to Dr. Sherman and 25,000 shares to Mr. Melkus. The shares had a total grant date fair value of $0.2 million on January 10, 2008, vested over one year from December 20, 2007 and will be issued upon the earlier of (a) the 60-month anniversary of the date of grant, (b) the specified executive officer's termination without cause, or (c) the executive's death or disability. Vesting of these restricted stock awards would have accelerated if a change in control occurred or if the executive was terminated without cause. All of these awards are vested as of the date of this report. In approving the retention programs for its employees, the Board and the Compensation Committee intended to provide appropriate incentives for the Company's employees to remain with the Company through a time period that is critical to the Company's ability to attain its regulatory objectives with regard to MEPACT and to potentially facilitate the achievement of a strategic transaction involving the Company.

        At a meeting held in March 2008, the Compensation Committee performed a review of our executive officer's cash compensation and share and option holdings in order to recommend to the Board the compensation for our executive officers for 2008. After completing its review, our Compensation Committee took the following compensation actions at this meeting:

  •
  2008 base salaries:  In arriving at its recommendations regarding base salaries, the Compensation Committee reviewed the Company's executive officers' compensation relative to the 50th percentile in base salaries for comparable positions at comparable companies, according to the Radford Survey, as well as reviewing base salaries paid to executive officers at peer biotechnology companies which compete in the oncology and/or immunotherapy sector. Following its review, in order to bring the base salaries of the Company's executive officers (in the context of overall compensation to executive officers) in line with the comparable measures described above, the Compensation Committee recommended to the Board an increase of $20,000, or 5.1%, in Mr. Walbert's base salary, an increase in Mr. De Vaere's base salary of $11,000, or 2.6%, an increase in Mr. Melkus' bases salary of $15,000, or 6.8% and an increase in Dr. Sherman's base salary of $11,000, or 2.6%. All of the recommended increases were to take effect on April 1, 2008. The Board ratified the recommendation of the Compensation

    Committee with regard to executive officer base salaries for 2008. The 2008 base salaries for our Named Executive Officers (defined below) are as follows:

Executive Officer	Jan-Mar 2008 Base Salary	Apr-Dec 2008 Base Salary
Timothy P. Walbert,	$390,000	$410,000
President and Chief Executive Officer
Robert J. De Vaere,	$300,000	$311,000
Senior Vice President and Chief Financial Officer
Timothy C. Melkus,	$220,000	$235,000
Senior Vice President, Business Development and Operations
Jeffrey W. Sherman, M.D.,	$300,000	$311,000
Senior Vice President, Research and Development, Chief Medical Officer
  •
  Equity compensation.  The Compensation Committee also recommended, and the Board approved, the grant of performance or milestone based deferred issuance restricted stock units of 98,000 shares for Mr. Walbert, 54,000 shares for Mr. De Vaere, 43,000 shares for Dr. Sherman, and 43,000 shares for Mr. Melkus. The milestone based shares only vest upon achievement of the related performance objective. In reaching its decision to provide multiple stock grants to the Company's executive officers as part of total compensation for 2008, the Board considered several factors. The initial stock grant was made in connection with a retention plan aimed at providing incentives to retain the services of the executive officers through August 2008 in order to assess alternatives available to the Company and potentially complete a strategic transaction during that time. The second stock grant was made to provide added incentive to the executive officers to achieve a specific milestone and the shares would only vest if the Committee for Human Medicinal Products ("CHMP") issued a positive opinion with respect to MEPACT by December 31, 2008, provided that the vesting of the shares would be accelerated in connection with a change of control of the Company or termination without cause of the specified executive officer prior to the date the CHMP issues a positive opinion with respect to MEPACT or December 31, 2008. The Board also considered the number of shares included in prior grants to the executive officers, the current value and potential value of those shares, the number of shares awarded in stock grants to non-executive employees at the same time and with the same vesting terms, and the expense to the Company relative to other options available to it in making its decision to provide multiple stock grants, as well as survey data and equity compensation at comparable companies. In November 2008, the CHMP issued a positive opinion with respect to MEPACT and the milestone based deferred issuance restricted stock units related to that milestone vested in full.

        June 2008 Compensation Committee meeting.    At a meeting held in June 2008, our Compensation Committee recommended and our Board approved an executive officer retention and bonus plan which included the following potential cash payments:

  •
  if an executive officer (other than the CEO, and following his decision to move to part-time status in October 2008, our CFO) eligible under the plan were terminated without cause after August 31, 2008 but prior to December 31, 2008, they would be entitled to receive a lump sum cash payment equal to such executive officer's base salary, less standard deductions and withholding, for the period from the date of termination through December 31, 2008, which amounts equaled $103,667 for Mr. De Vaere (which was subsequently reduced to $0 following his decision to move to part-time status in October 2008), $103,667 for Dr. Sherman and $78,333

    for Mr. Melkus. As none of the executives were terminated without cause before December 31, 2008, none of these bonuses were awarded;

  •
  our executive officers (other than our CEO, and following his decision to move to part-time status in October 2008, our CFO) were also eligible for a bonus under the retention and bonus plan upon the earlier of the filing of an amended NDA with the FDA for mifamurtide prior to December 31, 2008 or a change of control (as defined in the executive plan) prior to December 31, 2008. The bonus eligibility amounts were $103,667 for Mr. De Vaere (which was subsequently reduced to $0 following his decision to move to part-time status in October 2008), $103,667 for Dr. Sherman and $78,333 for Mr. Melkus. Because we did not file the amended NDA by December 31, 2008, this milestone was not achieved. As such, no such compensation was awarded related to this bonus; and

  •
  our executive officers were also eligible for a bonus under the retention and bonus plan upon the earlier of our receipt of a positive opinion for MEPACT from the CHMP of the EMEA prior to December 31, 2008, or a change of control prior to December 31, 2008. The bonus eligibility amounts were $136,667 for Mr. Walbert, $103,667 for Mr. De Vaere (which continued in effect following his decision to move to part-time status in October 2008), $103,667 for Dr. Sherman and $78,333 for Mr. Melkus. As we received the positive opinion from the CHMP on November 17, 2008, this bonus was paid out as of December 31, 2008. All benefits payable to the executive officers under this retention and bonus plan are in addition to severance benefits in accordance with their respective employment agreements.

        December 2008 Compensation Committee Meeting.    On December 11, 2008, upon the recommendation of the Compensation Committee, our Board approved the following compensation actions:

  •
  Amended NDA filing bonus plan:  in recognition of the fact that the Company would be unable to file the amended NDA by December 31, 2008 and that the bonuses related to such a filing approved at the June 2008 Compensation Committee and Board meetings would not be achieved, the Board adopted a revised version of the June 2008 retention and bonus plan for certain of our executive officers (applicable to executive officers other than our CEO and CFO) primarily providing for a cash bonus payable in connection with the filing of an amended NDA with the FDA for mifamurtide on or prior to March 31, 2009. Under the terms of this plan, upon the earlier of (i) the filing of an NDA amendment with the FDA for mifamurtide prior to March 31, 2009 or (ii) a change of control of the Company prior to March 31, 2009, a lump sum cash bonus payment would have been payable to certain of our specified executive officers, provided such executive officer was an employee of the Company immediately prior to the closing of such change of control or filing of such NDA amendment. These bonuses were $125,000 for Dr. Sherman and $50,000 for Mr. Melkus. This cash payment would have been in addition to any payment the specified executive officer is entitled to under such officer's employment agreement or any other compensation arrangement. As we have placed the U.S. mifamurtide NDA amendment submission on hold until we complete our review of strategic alternatives available to the Company, this milestone was not achieved. As such, no compensation was awarded related to this bonus in 2008 or 2009;

  •
  2008 discretionary cash bonuses:  In determining the 2008 discretionary cash bonus amounts for our executive officers, the Compensation Committee reviewed performance assessments and compensation recommendations made by our Chief Executive Officer. After completing its review, our Compensation Committee recommended and our Board of Directors approved final bonus payments to be made to certain of our executive officers based upon the achievement of target corporate goals in 2008, which goals included:

  ➢
  completion of the shutdown of our Paris, France operations;

    ➢
    receipt of a positive opinion for MEPACT from the CHMP of the EMEA on or before the 3rd quarter of 2008;

    ➢
    completion of a strategic transaction on or before the 3rd quarter of 2008;

    ➢
    raising additional capital (with a target of $7 million or greater) following the occurrence of a positive corporate event related to mifamurtide and/or the trading of our common stock above $3.00 per share;

    ➢
    filing of an amended NDA with the FDA for mifamurtide in the 2nd half of 2008; and

    ➢
    finishing 2008 with a cash balance of at least $10 million, taking into account the costs of obtaining a positive opinion for MEPACT from the CHMP and the filing of an amended NDA with the FDA.

        Executive officers were eligible to receive a percentage of their target bonus which ranged from 25% to 50% of their current annual base salary. Our Board concluded that we had performed at 70% against our 2008 corporate goals and therefore each executive officer eligible to receive such bonus was entitled to 70% of his bonus target. The 2008 cash bonuses and stock awards for performance in 2008 for our Named Executive Officers are reflected in the summary compensation table below.

  •
  2009 Transaction Bonus Plan:  Our Board also adopted a plan for certain of our executive officers providing for a cash bonus payable in connection with closing of a change of control of the Company (the "2009 Transaction Bonus Plan") which our Board amended in connection with its approval of the Merger. Under this bonus plan, as amended, upon the closing of a change of control of the Company on or prior to August 31, 2009, a lump sum cash bonus payment will be payable to those specified executive officers, provided such executive officer is an employee of the Company immediately prior to the closing of such change of control. The bonus eligibility amounts are $300,000 for Mr. Walbert, $225,000 for Mr. De Vaere, $100,000 for Dr. Sherman and $75,000 for Mr. Melkus. This cash payment would be in addition to any payment to which the specified executive officer is entitled to under such officer's employment agreement or any other compensation arrangement.

  Compensation of former Vice President, Clinical Operations

        Bonnie Mills, Ph.D., became our Vice President, Clinical Operations upon the closing of the share exchange transaction between Epimmune Inc. and the shareholders of IDM S.A. (now referred to as IDM Pharma S.A., our wholly-owned subsidiary), completed on August 16, 2005, referred to as the Combination. Dr. Mills terminated service with the Company on June 2, 2008. In 2008, prior to her termination of service, Dr. Mills' base salary was $244,400. Dr. Mills also received a discretionary cash bonus of $50,000 in 2007 related to performance in 2006, as approved by the Board. Under her employment agreement with the Company entered into in connection with the closing of the Combination in June 2005, Dr. Mills was entitled to severance benefits upon termination of her employment by the Company without cause or her resignation with good reason. These severance provisions are described in the "Employment, Change of Control and Severance Agreements" section below. On June 30, 2008, Dr. Mills and the Company entered into a letter agreement regarding the terms of her separation from the Company (the "Letter Agreement") and continuation as an ongoing consultant to the Company. Under the terms of the Letter Agreement, Dr. Mills was entitled to the following payments from the Company: (i) severance payments consisting of nine months of her base salary in effect at the time of her resignation, less required deductions, paid in three installments over the period of six-months from the date of the Letter Agreement and (ii) COBRA health insurance premiums payable until the earlier of June 3, 2009 or the date upon which Dr. Mills becomes employed by another organization offering group health insurance coverage.

Summary Compensation Table

        The following table shows for fiscal years ended December 31, 2008, 2007 and 2006, compensation awarded to or paid to, or earned by, the Company's Chief Executive Officer, Principal Financial and Accounting Officer and its three other most highly compensated executive officers at December 31, 2008 (including Dr. Mills who served as our Vice President, Clinical Operations until June 3, 2008) (the "Named Executive Officers").

Summary Compensation Table for Fiscal 2008, 2007 and 2006

Name and Principal Position (a)	Year	Salary ($) (b)	Bonus ($)(1) (c)	Stock Awards ($)(2) (d)	Option Awards ($)(2) (e)	All Other Compensation $ (f)		Total ($) (g)
Mr. Timothy P. Walbert,	2008	405,000	280,167	518,687	141,213	25,444	(3)	1,370,511
President and Chief Executive	2007	216,000	—	80,338	76,454	19,833	(3)	392,625
Officer	2006	—	—	—	—	—		—
Mr. Robert J. De Vaere,	2008	264,192	190,747	270,427	146,173	7,320	(5)	878,859
Senior Vice President, Finance and	2007	186,923	—	41,892	95,707	5,919	(5)	330,441
Administration, Chief Financial	2006	84,224	141,000	79,385	—	113,218	(6)	417,827
Officer and Secretary(4)
Dr. Jeffrey W. Sherman,	2008	308,250	179,862	157,709	31,162	7,404	(5)	684,387
Senior Vice President, Research &	2007	117,692	—	5,530	9,118	2,804	(5)	135,144
Development and Chief Medical	2006	—	—	—	—	—		—
Officer
Mr. Timothy C. Melkus,	2008	231,250	127,683	137,591	30,761	7,270	(5)	534,555
Senior Vice President, Business	2007	128,996	—	—	14,806	—		143,802
Development and Operations	2006	—	—	—	—	—		—
Dr. Bonnie Mills,	2008	100,619	—	—	52,166	151,208	(8)	303,993
Vice President, Clinical	2007	231,789	50,000	14,826	105,755	6,750	(5)	409,120
Operations(7)	2006	230,000	45,500	11,949	35,664	6,600	(5)	329,713

(1)
The Compensation Committee approved a bonus to the Company's executives for 2006 performance in February 2007 upon the completion of the February 20, 2007 financing. 2008 bonus compensation includes bonuses earned in connection with the Company's receipt of a positive opinion for MEPACT by the CHMP of the EMEA and bonuses for achieving 70% of the Company's 2008 corporate goals, which were approved by the Compensation Committee in June 2008 and in December 2008, respectively.

(2)
Amounts are calculated utilizing the provisions of SFAS No. 123R, "Share-based Payments". See Note 7 to the Company's Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, as amended, for a discussion of the assumptions underlying valuation of our equity awards.

(3)
This amount represents reimbursement for temporary living expenses and life insurance premiums.

(4)
Mr. De Vaere served as our Vice President, Finance and Chief Financial Officer beginning in May 2000 and resigned effective March 31, 2006. He worked as a consultant for the Company from April to June 2006. Mr. De Vaere rejoined the company in May 2007 as Senior Vice President, Finance and Administration and Chief Financial Officer.

(5)
This amount represents a 401(k) matching contribution and life insurance premiums.

(6)
Includes $94,418 paid in connection with a retention plan and $18,800 in consulting fees.

(7)
Dr. Mills terminated employment with the Company on June 2, 2008.

(8)
This amount includes severance from June to December 2008 of $122,200, vacation payout in connection with termination of $25,045, 401(k) matching contribution of $3,766 and life insurance premiums of $197.

For a description of the plans, awards and agreements that underlie the compensation set forth in the above Summary Compensation Table, refer to the detailed discussions regards those plans, awards and agreements provided elsewhere in this Information Statement under "Executive Compensation".

Grants of Plan-Based Awards

        The following table shows for the fiscal year ended December 31, 2008, certain information regarding grants of plan-based awards to the Named Executive Officers:

Grants of Plan-Based Awards in Fiscal 2008

								All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)		Grant Date Fair Value of Stock and Option Awards ($)(1) (l)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards					Exercise or Base Price of Option Awards ($/Sh) (k)
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold ($) (f)	Target ($) (g)	Maximum ($) (h)
Mr. Timothy P. Walbert	1/10/08	—	—	—	—	—	—	135,000	—	—	102,600
	4/3/08	—	—	—	—	—	—	98,000	—	—	271,460
Mr. Robert J. De Vaere	1/10/08	—	—	—	—	—	—	60,000	—	—	45,600
	4/3/08	—	—	—	—	—	—	54,000	—	—	149,580
Dr. Jeffrey W. Sherman	1/10/08	—	—	—	—	—	—	30,000	—	—	22,800
	4/3/08	—	—	—	—	—	—	43,000	—	—	119,110
Mr. Timothy C. Melkus	1/10/08	—	—	—	—	—	—	25,000	—	—	19,000
	4/3/08	—	—	—	—	—	—	43,000	—	—	119,110
Dr. Bonnie Mills	4/3/08	—	—	—	—	—	—	10,000	—	—	27,700

(1)
Amounts are calculated utilizing the provisions of SFAS No. 123R, "Share-based Payments". See Note 7 to the Company's Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, as amended, for a discussion of the assumptions underlying valuation of our equity awards.

For a description of the plans and agreements that underlie the awards set forth in the above Grants of Plan-Based Awards Table, refer to the detailed discussions regards those plans and agreements provided elsewhere in this Information Statement under "Executive Compensation".

Employment, Change of Control and Severance Agreements

Current Agreements.

        On May 25, 2007, we entered into an employment agreement with Mr. Walbert, our President and Chief Executive Officer which was amended and restated in December 2008 primarily to address certain tax matters set forth in Section 409A of the Code. The employment agreement provided for a minimum annual salary of $390,000, an annual discretionary performance based bonus in a target amount of 50% of base salary, temporary living expenses of $4,500 per month for six months, a relocation allowance of up to $25,000, an option grant for 200,000 shares of the Company's common stock and a deferred issuance restricted stock grant for 80,000 shares of the Company's common stock. The term of the temporary living expenses was subsequently extended from six to twelve months in exchange for cancellation of the $25,000 relocation allowance. The stock option grant was subject to the following terms:

  •
  the stock options vest daily over four years, subject to continuous employment with us;

  •
  the stock options are subject to accelerated vesting if Mr. Walbert is terminated without cause by the Company or voluntarily terminates service with the Company for good reason (as "good reason" is defined in the employment agreement); and

  •
  the stock options were granted at an exercise price equal to the closing price of the Company's common stock as quoted on the NASDAQ Global Market on the date of the grant.

        The restricted stock grant was subject to the following terms:

  •
  half of the restricted shares, or 40,000 shares, shall vest on the one year anniversary of May 25, 2007 and the remaining half, or 40,000 shares shall vest on the two year anniversary of May 25, 2007, subject to continuous employment with us;

  •
  the restricted stock is subject to accelerated vesting if Mr. Walbert is terminated without cause (as "cause" is defined in the employment agreement) by the Company or voluntarily terminates service with the Company for good reason; and

  •
  shares subject to the restricted stock grant that become vested will be issued on the earlier of (i) the executive's termination, or (ii) 60 months from May 25, 2007.

        In the event that we terminate Mr. Walbert's employment without cause, or Mr. Walbert terminates his employment with good reason, in each case during the term of his agreement, or upon the expiration of the term of his agreement, Mr. Walbert would be entitled to, subject to the execution by Mr. Walbert of an effective waiver and release of claims:

  •
  severance payments, consisting of Mr. Walbert's base salary in effect at the time of termination, paid for a period of 12 months;

  •
  reimbursement for a portion of COBRA health insurance premiums for a period of up to 12 months;

  •
  accelerated vesting of the restricted stock such that 40,000 of the restricted stock shares shall be fully vested, and accelerated vesting of the stock options such that 25% of the stock option shares shall be deemed vested and immediately exercisable in the event Mr. Walbert is terminated before the first anniversary of May 25, 2007, and such termination is not in connection with a change in control (as "change in control" is defined in the employment agreement), or accelerated vesting of the restricted stock such that 100% of the restricted stock shall be fully vested in the event Mr. Walbert is terminated on or after the first anniversary of May 25, 2007, and such termination is not in connection with a change in control; and

  •
  accelerated vesting of the stock options and restricted stock such that on the effective date of such termination 100% of the stock options and restricted stock shares shall be fully vested and immediately exercisable in the event Mr. Walbert is terminated within the 90 days immediately preceding or the 12 months immediately following a change in control of the Company.

        On May 2, 2007, we entered into an employment agreement with Mr. De Vaere, our Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary. The employment agreement provides for a minimum annual salary of $300,000, an annual discretionary performance based bonus in a target amount of 40% of base salary, an option grant for 100,000 shares of the Company's common stock and a deferred issuance restricted stock grant for 40,000 shares of the Company's common stock. The stock option grant was subject to the following terms:

  •
  the stock options vest daily over four years, subject to continuous employment with us;

  •
  the stock options are subject to accelerated vesting if Mr. De Vaere is terminated without cause (as "cause" is defined in the employment agreement) by the Company or voluntarily terminates service with the Company for good reason (as "good reason" is defined in the employment agreement); and

  •
  the stock options were granted at an exercise price equal to the closing price of the Company's common stock as quoted on the NASDAQ Global Market on the date of the grant.

        The restricted stock grant was subject to the following terms:

  •
  half of the restricted shares, or 20,000 shares, shall vest on the one year anniversary of May 2, 2007 and the remaining half, or 20,000 shares shall vest on the two year anniversary of May 2, 2007, subject to continuous employment with us;

  •
  the restricted stock is subject to accelerated vesting if Mr. De Vaere is terminated without cause by the Company or voluntarily terminates service with the Company for good reason; and

  •
  shares subject to the restricted stock grant that become vested will be issued on the earlier of (i) the executive's termination, or (ii) 60 months from May 2, 2007.

        In the event that we terminate Mr. De Vaere's employment without cause, or Mr. De Vaere terminates his employment with good reason, in each case during the term of his agreement, or upon the expiration of the term of his agreement, Mr. De Vaere would be entitled to, subject to the execution by Mr. De Vaere of an effective waiver and release of claims:

  •
  reimbursement for a portion of COBRA health insurance premiums for a period of up to 12 months;

  •
  accelerated vesting of the restricted stock such that 20,000 of the restricted shares shall be fully vested and immediately exercisable in the event that Mr. De Vaere is terminated before the first anniversary of May 2, 2007, and such termination is not effected within the ninety (90) days immediately preceding or the 12 months immediately following a change in control (as defined in the agreement); and

  •
  accelerated vesting of the stock options and the restricted stock such that on the effective date of such termination 100% of the stock options and restricted stock shall be fully vested and immediately exercisable in the event that Mr. De Vaere is terminated immediately preceding or the 12 months immediately following a change in control (as "change in control" is defined in the employment agreement), of the Company, which change in control is consummated after the first anniversary of May 2, 2007, or accelerated vesting of the stock options and restricted stock such that on the effective date of such termination 50% of the stock options and restricted stock that are unvested as of the effective date of such termination shall be fully vested and immediately exercisable in the event that Mr. De Vaere's employment is terminated within the 90 days immediately preceding or the 12 months immediately following a change in control of the Company which change in control is consummated on or before the first anniversary of May 2, 2007.

        On October 8, 2008, we entered into the first amendment to the employment agreement with Mr. De Vaere to reduce his compensation and make other necessary changes to reflect his part-time status effective as of October 16, 2008 (the "Employment Agreement Amendment"). Pursuant to the Employment Agreement Amendment, Mr. De Vaere's base salary was reduced to $124,400 (prorated for the remainder of the year). In addition, Mr. De Vaere became eligible to receive an annual performance-based bonus in a target amount for the fiscal year 2009 of up to $49,760, which represents 40% of his current annual base salary instead of an annual performance-based bonus target amount of up to $124,400 which represented 40% of Mr. De Vaere's annual base salary prior to the amendment. The Employment Agreement Amendment also provides that Mr. De Vaere is no longer entitled to severance payments at the time of termination as originally contemplated pursuant to his May 2007 agreement. The Company also entered into amendments to other compensation arrangements with Mr. De Vaere to reflect his part-time status as specified elsewhere in this Compensation Discussion and Analysis.

        On August 27, 2007, we entered into an employment agreement with Dr. Sherman, our Senior Vice President, Research and Development and Chief Medical Officer which was amended and restated

in December 2008 primarily to address certain tax matters set forth in Section 409A of the Code. The employment agreement provided for a minimum annual salary of $300,000, an annual discretionary performance based bonus in a target amount of 35% of base salary, an option grant for 100,000 shares of the Company's common stock, and a deferred issuance restricted stock grant for 20,000 shares of the Company's common stock. The stock option grant was subject to the following terms:

  •
  the stock options vest daily over four years, subject to continuous employment with us;

  •
  the stock options are subject to accelerated vesting if Dr. Sherman is terminated without cause (as "cause" is defined in the employment agreement) by the Company or voluntarily terminates service with the Company for good reason (as "good reason" is defined in the employment agreement); and

  •
  the stock options were granted at an exercise price equal to the closing price of the Company's common stock as quoted on the NASDAQ Global Market on the date of the grant.

        The restricted stock grant was subject to the following terms:

  •
  half of the restricted shares, or 10,000 shares, shall vest on the one year anniversary of August 27, 2007 and the remaining half, or 10,000 shares shall vest on the two year anniversary of August 27, 2007, subject to continuous employment with us;

  •
  the restricted stock is subject to accelerated vesting if Dr. Sherman is terminated without cause by the Company or voluntarily terminates service with the Company for good reason, as defined in the employment agreement; and

  •
  shares subject to the restricted stock grant that become vested will be issued on the earlier of (i) the executive's termination, or (ii) 60 months from August 27, 2007.

        In the event that we terminate Dr. Sherman's employment without cause or Dr. Sherman terminates his employment with good reason, in each case during the term of his agreement, or upon the expiration of the term of his agreement, Dr. Sherman would be entitled to, subject to the execution by Dr. Sherman of an effective waiver and release of claims:

  •
  severance payments, consisting of Dr. Sherman's base salary in effect at the time of termination, paid for a period of 6 months if such termination occurred before the one year anniversary of August 27, 2007, or for a period of 12 months if such termination occurred after the one year anniversary of August 27, 2007;

  •
  reimbursement for a portion of COBRA health insurance premiums for a period of up to 12 months;

  •
  accelerated vesting of the restricted stock such that 20,000 of the restricted shares shall be fully vested and immediately exercisable in the event that Dr. Sherman is terminated before the first anniversary of August 27, 2007, and such termination is not effected within the 90 days immediately preceding or the 12 months immediately following a change in control (as defined in the agreement); and

  •
  accelerated vesting of the stock options and the restricted stock such that on the effective date of such termination 100% of the stock options and restricted stock shall be fully vested and immediately exercisable in the event that Dr. Sherman is terminated immediately preceding or the 12 months immediately following a change in control (as "change in control" is defined in the employment agreement), of the Company, which change in control is consummated after the first anniversary of August 27, 2007, or accelerated vesting of the stock options and restricted stock such that on the effective date of such termination 50% of the stock options and restricted stock that are unvested as of the effective date of such termination shall be fully vested and immediately exercisable in the event that Dr. Sherman's employment is terminated within the

    90 days immediately preceding or the 12 months immediately following a change in control of the Company which change in control is consummated on or before the first anniversary of August 27, 2007.

        On December 3, 2007, we entered into an employment agreement with Mr. Melkus, our Senior Vice President, Business Development and Operations which was amended and restated in December 2008 primarily to address certain tax matters set forth in Section 409A of the Code. The employment agreement provided for a minimum annual salary of $220,000 and an annual discretionary performance based bonus in a target amount of 30% of base salary.

        In the event that we terminate Mr. Melkus' employment without cause (as "cause" is defined in the employment agreement), or Mr. Melkus terminates his employment with good reason (as "good reason" is defined in the employment agreement), in each case during the term of his agreement, or upon the expiration of the term of his agreement, Mr. Melkus would be entitled to, subject to the execution by Mr. Melkus of an effective waiver and release of claims:

  •
  severance payments, consisting of Mr. Melkus' base salary in effect at the time of termination, paid for a period of 6 months if such termination occurred before the one year anniversary of December 3, 2007, or for a period of 12 months if such termination occurred after the one year anniversary of December 3, 2007;

  •
  reimbursement for a portion of COBRA health insurance premiums for a period of up to 12 months;

  •
  accelerated vesting of the stock award such that 100% of the stock award shall be fully vested and immediately exercisable in the event that Mr. Melkus is terminated before the first anniversary of December 3, 2007, and such termination is not effected within the 90 days immediately preceding or the 12 months immediately following a change in control (as defined in the agreement); and

  •
  accelerated vesting of the stock award such that on the effective date of such termination 100% of the stock award shall be fully vested and immediately exercisable in the event that Mr. Melkus is terminated immediately preceding or the 12 months immediately following a change in control (as "change in control" is defined in the employment agreement), of the Company, which change in control is consummated after the first anniversary of December 3, 2007, or accelerated vesting of the stock award such that on the effective date of such termination 50% of the stock award that is unvested as of the effective date of such termination shall be fully vested and immediately exercisable in the event that Mr. Melkus' employment is terminated within the 90 days immediately preceding or the 12 months immediately following a change in control of the Company which change in control is consummated on or before the first anniversary of December 3, 2007.

        Prior Agreements.    On June 6, 2005, we entered into an employment agreement with Bonnie Mills, Ph.D., Vice President, Clinical Operations. The employment agreement became effective upon the closing of the Combination and provides that Dr. Mills will serve as our Vice President, Clinical Operations. The agreement provided for a minimum annual salary of $230,000, as well as an annual performance-based bonus in a target amount of 25% of base salary. In addition, the agreement granted Dr. Mills the right to receive a restricted stock grant of up to 7,142 shares. The restricted stock grant was subject to the following terms:

  •
  the restricted stock vests as to 100% of the underlying shares on the date 42 months after June 6, 2005;

  •
  the restricted stock is subject to accelerated vesting upon the closing of one or more transactions providing a specified level of financing to us, the timely filing of a marketing approval application with the appropriate agency with respect to MEPACT (mifamurtide), and the regulatory approval in the U.S. or Europe of MEPACT (mifamurtide); and

  •
  shares subject to the restricted stock grant that become vested will be issued to Dr. Mills on the earlier of (i) Dr. Mills' termination, or (ii) 48 months from June 6, 2005.

        The agreement also provided for the grant of an option to purchase up to 21,428 shares of our common stock. The option grant vested over a four-year period with 25% of the underlying shares vesting on the first anniversary of the grant date and the balance vesting ratably on a daily basis thereafter, subject to Dr. Mills' continuous employment with us through the applicable vesting date.

        The agreement provided for continued exercisability of outstanding options to purchase ordinary shares of IDM Pharma S.A. granted to Dr. Mills prior to the effective date of the agreement which were replaced with substitute options to purchase our common stock in connection with the Combination, to the extent the current market price of the shares underlying the options is less than the exercise price of the options on June 6, 2005, generally until the later of (i) three months after employee's employment termination, or (ii) December 31, 2008.

        In case of termination of Dr. Mills' employment due to death or disability, she was entitled to full acceleration of vesting and exercisability of any outstanding options granted before June 6, 2005. In the event that we terminated her employment without cause (as "cause" is defined in the employment agreement), or Dr. Mills terminated her employment with good reason (as "good reason" is defined in the employment agreement), Dr. Mills was entitled to, subject to the execution by her of an effective waiver and release of claims:

  •
  severance payments, consisting of her base salary in effect at the time of termination, paid for a period of 12 months (or, at her option, payment in a lump sum of such amount), in the case of termination without cause, and, in the case of termination by Dr. Mills with good reason, such severance shall be paid from the date of termination until the earlier of 12 months or until the date she begins full time employment with another entity;

  •
  reimbursement for a portion of COBRA health insurance premiums, for up to 12 months in the case of termination with good reason or termination without cause, or until the date she begins full time employment with another entity, up to the maximum period permitted under COBRA;

  •
  full acceleration, as of the date of termination, of vesting and exercisability of any outstanding options granted before June 6, 2005; and

  •
  full acceleration of vesting and exercisability of any unvested restricted stock or options granted pursuant to the agreement.

        On June 3, 2008, Dr. Mills resigned as Vice President, Clinical Operations of the Company. Dr. Mills and the Company entered into the Letter Agreement regarding the terms of her separation from the Company and continuation as an ongoing consultant to the Company. Under the terms of the Letter Agreement, Dr. Mills was required to be available to provide consulting services to the Company through September 30, 2008, as determined and requested by Dr. Sherman, and, in lieu of the severance payments and COBRA premiums provided for under her employment agreement, was entitled to the following payments from the Company: (i) severance payments consisting of nine months of her base salary in effect at the time of her resignation, less required deductions, paid in three installments over the period of six-months from the date of the Letter Agreement and (ii) COBRA health insurance premiums payable until the earlier of June 3, 2009 or the date upon which Dr. Mills becomes employed by another organization offering group health insurance coverage. The vesting of all of the outstanding options and restricted stock held by Dr. Mills prior to her separation ceased as of June 3, 2008.

        On May 18, 2009, we entered into the Merger Agreement, pursuant to which Offeror commenced a cash tender offer on May 26, 2009, to purchase all of the issued and outstanding Shares, for consideration of $2.64 per Share. A description of the Merger Agreement and the transaction contemplated thereby is included in the Schedule 14D-9 of which this Information Statement forms a part.

Outstanding Equity Awards at Fiscal Year—End

        The following table shows for the fiscal year ended December 31, 2008, certain information regarding outstanding equity awards at fiscal year end for the Named Executive Officers. Table of Contents

Outstanding Equity Awards At December 31, 2008

	Option Awards					Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#) (j)
Mr. Timothy P. Walbert(2)	57,879	86,424	—	3.18	5/25/17	40,000	63,200	—	—
	22,340	33,357	—	3.18	6/14/17	135,000	213,300	—	—
Mr. Robert J. De Vaere(2)	36,716	51,366	—	8.02	5/1/17	20,000	31,600	—	—
	4,968	6,950	—	8.02	6/12/17	60,000	94,800	—	—
Dr. Jeffrey W. Sherman(2)	33,539	66,461	—	1.64	8/28/17	10,000	15,800	—	—
Mr. Timothy C. Melkus(3)	22,731	39,769	—	2.59	7/15/17	25,000	39,500	—	—
Dr. Bonnie Mills	—	—	—	—	—	—	—	—	—

(1)
Based on $1.58 per share, using the closing price of the Company's common stock on December 31, 2008, the last trading day of the year.

(2)
These options vest over four year from the date of grant in equal daily installments.

(3)
One quarter of the option vests on the one-year anniversary of the grant date with the remaining shares vesting in equal daily installments over the remaining three years.

Option Exercises and Stock Vested

        The following table shows for the fiscal year ended December 31, 2008, certain information regarding option exercises and stock vested during the last fiscal year with respect to the Named Executive Officers:

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2008

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)		Value Realized on Vesting ($)(2)
Mr. Timothy P. Walbert	—	—	138,000	(3)	235,500
Mr. Robert J. De Vaere	—	—	74,000	(4)	126,100
Dr. Jefferey W. Sherman	—	—	53,000	(5)	102,850
Mr. Timothy C. Melkus	—	—	43,000	(6)	66,650
Dr. Bonnie Mills	—	—	—		—

(1)
Receipt of these shares is deferred until the earlier of separation from service to the Company or the 5th anniversary of grant date.

(2)
Represents the number of shares vested multiplied by the market value of the underlying shares on the vesting date.

(3)
Includes 20,000 shares under a restricted stock unit award granted June 14, 2007 which vests 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date. Also includes 98,000 shares under a restricted stock unit award granted April 3, 2008 which vested upon the Company's receipt of a positive opinion from CHMP with respect to MEPACT in November 2008.

(4)
Includes 20,000 shares under a restricted stock unit award granted June 13, 2007 which vests 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date. Also includes 54,000 shares under a restricted stock unit award granted April 3, 2008 which vested upon the Company's receipt of a positive opinion from CHMP with respect to MEPACT in November 2008.

(5)
Includes 10,000 shares under a restricted stock unit award granted August 29, 2007 which vests 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date. Also includes 43,000 shares under a restricted stock unit award granted April 3, 2008 which vested upon the Company's receipt of a positive opinion from CHMP with respect to MEPACT in November 2008.

(6)
Represents 43,000 shares under a restricted stock unit award granted April 3, 2008 which vested upon the Company's receipt of a positive opinion from CHMP with respect to MEPACT in November 2008.

Pension Benefits

        None of our Named Executive Officers participates in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. The Compensation Committee may elect to adopt qualified or non-qualified defined benefit plans in the future if the Compensation Committee determines that doing so is in our best interests.

Nonqualified Deferred Compensation

        The following table shows for the fiscal year ended December 31, 2008, certain information regarding non-qualified deferred compensation benefits for the Named Executive Officers.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2008

Name	Aggregate Earnings in Last FY ($)(1)	Aggregate Balance at Last FYE ($)(2)
Mr. Timothy P. Walbert	(17,460)	218,040
Mr. Robert J. De Vaere	(9,180)	116,920
Dr. Jefferey W. Sherman	(19,110)	83,740
Mr. Timothy C. Melkus	1,290	67,940
Dr. Bonnie Mills	(4,536)	5,642

    (1)
    The amount shown represents the gain/(loss) in share value from the share vesting date to December 31, 2008, for shares vested in 2008 and deferred past 2008.

    (2)
    Amount represents the market value of vested but unreleased shares multiplied by the closing price for the Company's Common Stock of $1.58 on December 31, 2008, the last trading day of the year.

Potential Payments upon Termination or Change-in-Control

        The summary below sets forth potential payments payable by us to certain of our current Named Executive Officers upon termination of employment or a change in control of the Company, assuming the triggering event has taken place on the last business day of the Company's prior fiscal year, December 31, 2008, and that the Company's stock price is $1.58 per share, the closing market price on that date. The summary below does not include amounts (if any) in which the Named Executive Officers had already vested as of December 31, 2008. The Compensation Committee may in its discretion revise, amend or add to these benefits in the future if it deems doing so advisable and in our best interests. Timothy P. Walbert, our President and Chief Executive Officer, Robert J. De Vaere, our Senior Vice President and Chief Financial Officer, Dr. Jeffrey W. Sherman, our Senior Vice President, Research and Development and Chief Medial Officer and Mr. Timothy C. Melkus, our Senior Vice President, Business Development and Operations, are the only Named Executive Officers who currently have any severance and/or change of control arrangements.

Mr. Walbert

        In the event that we terminate Mr. Walbert's employment without cause or he terminates his employment for good reason, he will be entitled to, subject to the execution by him of an effective waiver and release of claims:

  •
  severance payments, consisting of his base salary in effect at the time of termination, paid for a period of 12 months. As of December 31, 2008, Mr. Walbert's annual base salary was $410,000. Assuming a termination effective December 31, 2008 he would be entitled to receive $410,000, less standard deductions and withholdings, to be paid in a lump sum promptly following termination;

  •
  reimbursement for a portion of COBRA health insurance premiums, for up to the shorter of (i) 12 months, or (ii) the date he begins full time employment with another entity. Currently, Mr. Walbert also serves as the President and Chief Executive Officer of Horizon Therapeutics, Inc., a privately held biopharmaceutical company and his health benefits are not currently paid by IDM Pharma. As such, Mr. Walbert would not be eligible for COBRA reimbursement;

  •
  in the event the termination is not in connection with a change in control, acceleration of vesting and exercisability of 40,000 restricted shares. Assuming a termination effective December 31, 2008, Mr. Walbert would be entitled to the acceleration of vesting of $63,200 related to restricted stock; and

  •
  in the event the termination is in connection with a change in control, acceleration of vesting and exercisability of 175,000 restricted shares, and acceleration of vesting and exercisability of 100% of Mr. Walbert's unvested, outstanding stock options, or 119,781 stock option shares. Assuming a termination effective December 31, 2008, Mr. Walbert would be entitled to the acceleration of vesting of $276,500 related to restricted stock and $0 related to stock subject to outstanding unvested stock-options as of December 31, 2008, based on the spread between the $1.58 closing price of our common stock on December 31, 2008, and the exercise price of the stock-options.

In addition, pursuant to the 2009 Transaction Plan, Mr. Walbert would be entitled to a lump sum cash bonus payment of $300,000 upon the closing of a change of control of the Company on or prior to June 30, 2009, provided Mr. Walbert is an employee of the Company immediately prior to the closing of such change of control.

Mr. De Vaere

        In the event that we terminate Mr. De Vaere's employment without cause or he terminates his employment for good reason, he will be entitled to, subject to the execution by him of an effective waiver and release of claims:

  •
  in the event the termination is in connection with a change in control, acceleration of vesting and exercisability of 80,000 restricted shares and acceleration of vesting and exercisability of 100% of Mr. De Vaere's unvested, outstanding stock options, or 58,286 stock option shares. Assuming a termination effective December 31, 2008, Mr. De Vaere would be entitled to the acceleration of vesting of $126,400 related to restricted stock and $0 related to stock subject to outstanding unvested stock-options as of December 31, 2008, based on the spread between the $1.58 closing price of our common stock on December 31, 2008, and the exercise price of the stock-options.

In addition, pursuant to the 2009 Transaction Plan, Mr. De Vaere would be entitled to a lump sum cash bonus payment of $225,000 upon the closing of a change of control of the Company on or prior to June 30, 2009, provided Mr. De Vaere is an employee of the Company immediately prior to the closing of such change of control.

Dr. Sherman

        In the event that we terminate Dr. Sherman's employment without cause or he terminates his employment for good reason, he will be entitled to, subject to the execution by him of an effective waiver and release of claims:

  •
  severance payments, consisting of his base salary in effect at the time of termination, paid for a period of twelve months. As of December 31, 2008, Dr. Sherman's annual base salary was $311,000. Assuming a termination effective December 31, 2008 he would be entitled to receive $311,000 less standard deductions and withholdings, to be paid over a period of twelve months following termination;

  •
  reimbursement for a portion of COBRA health insurance premiums, for up to the shorter of (i) twelve months, or (ii) the date he begins full time employment with another entity. Currently, Dr. Sherman's COBRA health insurance premiums are $2,786 per month, $2,638 being paid by us and $148 paid by him. He would therefore be entitled to receive a total of $16,716 assuming that the longest twelve month period applies;

  •
  in the event the termination is not in connection with a change in control, acceleration of vesting and exercisability of 10,000 restricted shares. Assuming a termination effective December 31, 2008, Dr. Sherman would be entitled to the acceleration of vesting of $15,800 related to restricted stock; and

  •
  in the event the termination is in connection with a change in control, acceleration of vesting and exercisability of 40,000 restricted shares, and acceleration of vesting and exercisability of 100% of Dr. Sherman's unvested, outstanding stock options, or 66,461 stock option shares. Assuming a termination effective December 31, 2008, Dr. Sherman would be entitled to the acceleration of vesting of $63,200 related to restricted stock and $0 related to stock subject to outstanding unvested stock-options as of December 31, 2008, based on the spread between the $1.58 closing price of our common stock on December 31, 2008, and the exercise price of the stock-options.

In addition, pursuant to the 2009 Transaction Plan, Dr. Sherman would be entitled to a lump sum cash bonus payment of $100,000 upon the closing of a change of control of the Company on or prior to June 30, 2009, provided Dr. Sherman is an employee of the Company immediately prior to the closing of such change of control.

Mr. Melkus

        In the event that we terminate Mr. Melkus' employment without cause or he terminates his employment for good reason, he will be entitled to, subject to the execution by him of an effective waiver and release of claims:

  •
  severance payments, consisting of his base salary in effect at the time of termination, paid for a period of twelve months. As of December 31, 2008, Mr. Melkus' annual base salary was $235,000. Assuming a termination effective December 31, 2008 he would be entitled to receive $235,000, less standard deductions and withholdings, to be paid over a period of twelve months following termination;

  •
  reimbursement for a portion of COBRA health insurance premiums, for up to the shorter of (i) twelve months, or (ii) the date he begins full time employment with another entity. Currently, Mr. Melkus' COBRA health insurance premiums are $981 per month, $884 being paid by us and $97 paid by him. He would therefore be entitled to receive a total of $5,886 assuming that the longest twelve month period applies; and

  •
  in the event the termination is in connection with a change in control, acceleration of vesting and exercisability of 25,000 restricted shares, and acceleration of vesting and exercisability of 100% of Mr. Melkus' unvested stock options, or 39,769 stock option shares. Assuming a termination effective December 31, 2008, Mr. Melkus would be entitled to the acceleration of vesting of $39,500 related to restricted stock and $0 related to stock subject to outstanding unvested stock-options as of December 31, 2008, based on the spread between the $1.58 closing price of our common stock on December 31, 2008, and the exercise price of the stock-option.

In addition, pursuant to the 2009 Transaction Plan, Mr. Melkus would be entitled to a lump sum cash bonus payment of $75,000 upon the closing of a change of control of the Company on or prior to June 30, 2009, provided Mr. Melkus is an employee of the Company immediately prior to the closing of such change of control.

Compensation of Directors

        Our directors, other than Mr. Walbert, receive annual retainer fees, payable in equal quarterly installments, for service as shown in the table below.

	Annual Fee
Director Position	Before June 25, 2008	Effective June 25, 2008
Member of the Board of Directors	$20,000	$30,000
Audit Committee Chairman	$8,000	$15,000
Audit Committee Member	$4,000	$7,500
Compensation Committee Chairman	$4,000	$10,000
Compensation Committee Member	$2,000	$5,000
Nominating Committee Chairman	$3,000	$5,000
Nominating Committee Member	$1,500	$2,500

        In addition, prior to June 25, 2008, our directors received $2,000 for each regularly scheduled Board meeting attended in person and $1,000 for the first hour and $500 for each additional hour for each regularly scheduled Board meeting attended by telephone, and received $750 for each regularly scheduled committee meeting prior to June 25, 2008. Effective June 25, 2008, with the change in retainer fees paid to Board and committee members, we no longer pay our directors separate fees for meetings attended, either in person or by phone. We also reimburse our directors for their reasonable expenses incurred in attending meetings of our Board of Directors. The Directors' Deferred Compensation Plan allows participating directors to elect to defer a percentage of their cash compensation in a deferred compensation account pursuant to which the deferred fees are credited in the form of share units having a value equal to shares of our common stock share units, based on the market price of the stock at the time the deferred fees are earned. In December 2008, our Board approved an amendment to the Directors' Deferred Compensation Plan, where the director must enter into an agreement in order to elect to defer his or her receipt of a selected percentage of his or her director's retainer and meeting fees and the participant must enter into such agreement either (i) within 30 days of the participant first becoming an eligible director, or (ii) prior to the first day of the first plan year for which this agreement is to commence to be effective, whichever is applicable. When a participant ceases serving as a director, the participant will be entitled to receive the value of his or her account either in a single lump-sum payment or in equal annual installments, as determined by us, in our sole discretion, provided that if the distribution amount is less than $50,000, we are required to pay it in a lump sum.

        Directors are eligible to receive option grants under our stock option plan in accordance with the policy regarding non-employee director compensation adopted by the Board of Directors. This policy allowed each non-employee director to be granted annual options to purchase 5,000 shares of our common stock as of the date of each annual meeting of our stockholders prior to June 25, 2008, which was increased to 10,000 shares of our common stock effective as of June 25, 2008. The shares subject to such option vest monthly over a 12 month period, provided the director remains a director upon the date of his re-election to our Board. Newly appointed or elected non-employee directors are eligible for a 20,000-share option grant under this policy with monthly vesting over a 48 month period.

        The Board has also adopted an informal policy pursuant to which any director serving as Non-Executive Chairman of the Board is granted an annual restricted stock grant of 20,000 shares as compensation for service in that capacity. In January 2008, Michael G. Grey, a current member of the Board, received a restricted stock grant of 20,000 shares in his capacity as newly appointed Non-Executive Chairman of the Board. On December 11, 2008, the Board approved another restricted stock grant of 20,000 shares for Mr. Grey as compensation for his service as Non-Executive Chairman of the Board during 2009. The shares subject to these restricted stock grants vest in full upon the one year anniversary of the grant date and are subject to certain vesting acceleration provisions as set forth in the relevant restricted stock award agreements related to the grants.

        The following table shows for the fiscal year ended December 31, 2008 certain information with respect to the compensation of all non-employee directors of the Company:

Director Compensation for Fiscal 2008

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (1)(6) (c)	Option Awards ($) (1)(7) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Nonqualified Deferred Compensation Earnings (f)	All Other Compensation (g)	Total ($) (h)
Dr. Robert Beck	47,080	—	32,176	—	—	—	79,256
Dr. Jean Deleage(2)	18,989	—	11,642	—	—	—	30,631
Dr. Sylvie Gregoire(2)	14,420	—	11,791	—	—	—	26,211
Mr. Michael G. Grey	48,104	16,637(3)	32,176	—	—	—	96,917
Dr. John P. McKearn	33,665	—	26,355	—	—	—	60,020
Dr. Edward Penhoet(4)	35,964	—	27,550	—	—	—	63,514
Mr. Gregory J. Tibbitts(5)	35,488	—	17,839	—	—	—	53,327

(1)
Amounts are calculated utilizing the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-based Payments". See Note 7 to the Company's Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, as amended, for a discussion of the assumptions underlying valuation of our equity awards.

(2)
Dr. Deleage and Dr. Grégoire chose not to stand for re-election as member of the Board in connection with the 2008 Annual Meeting held in June 2008.

(3)
Mr. Grey also received a restricted stock award of 20,000 shares on December 11, 2008 for his service as Non-Executive Chairman of the Board.

(4)
Dr. Penhoet resigned from the Board in October 2008.

(5)
Mr. Tibbitts was elected to the Board in April 2008. Pursuant to the policy regarding non-employee director compensation previously adopted by the Board, Mr. Tibbitts received an initial option grant to purchase 20,000 shares of our common stock under the 2000 Plan upon his election to the Board.

(6)
Mr. Grey had restricted stock awards of 40,000 shares outstanding as of December 31, 2008.

(7)
For the listed directors, the following options to purchase shares of our common stock were outstanding as of December 31, 2008:

    Dr. Beck, 40,000 shares;
    Mr. Grey, 46,427 shares;
    Dr. McKearn, 119,999 shares; and
    Mr. Tibbitts, 30,000 shares.

Compensation Committee Report(1)

        The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis (the "CD&A") and, based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the CD&A be included in this Information Statement.

        From the members of the Compensation Committee of IDM Pharma, Inc.:

  Michael G. Grey
  Robert Beck, M.D.
  Gregory J. Tibbits

COMPENSATION COMMITTEE INTERLOCKS
AND INSIDER PARTICIPATION

        As indicated above, the Compensation Committee consists of Messrs. Grey and Tibbitts and Dr. Beck. No member of the Compensation Committee has ever been our officer or employee. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

(1)
The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the SEC nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference into any such filing.

ANNEX II

May 17, 2009

Board of Directors of IDM Pharma, Inc.
9 Parker Suite 100
Irvine, CA 92618

Members of the Board of Directors of IDM Pharma, Inc.:

        We understand that pursuant to the Agreement and Plan of Merger (the "Agreement") to be entered into by and among Takeda America Holdings, Inc., a New York corporation ("Parent"), Jade Subsidiary Corporation, a Delaware corporation and wholly-owned subsidiary of Parent ("Buyer"), and IDM Pharma, Inc., a Delaware corporation ("IDM"), the Buyer will make a tender offer (the "Offer") to purchase, upon the terms and subject to the conditions set forth in the Agreement, all of IDM's issued and outstanding shares of common stock, $0.01 par value, at a price of $2.64 per share (the "Consideration"), net to the holders thereof in cash, without interest thereon. Following the consummation of the Offer, Buyer will merge with and into IDM (the "Merger"), and each outstanding share of IDM Common Stock (other than shares not then owned by the Buyer) will be converted into the right to receive the Consideration, in cash, without interest. The Offer and the Merger are collectively referred to herein as the "Transactions." The terms and conditions of the Transactions are more fully set forth in the Agreement.

        You have requested the opinion of JMP Securities LLC ("JMP") as to the fairness, from a financial point of view, of the Consideration to be paid to the holders of IDM's common stock (other than Buyer and its affiliates) in the Transactions.

        In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

  (i)
  The last updated draft of the Agreement dated May 17, 2009;

  (ii)
  certain internal and publicly available financial statements and other financial and operating data concerning IDM prepared by IDM's management;

  (iii)
  discussions with certain members of IDM's management concerning IDM's historical and current operations, financial conditions and business prospects;

  (iv)
  certain publicly available financial performance data and other information concerning IDM, including its stock price trading history and certain other relevant financial and operating data furnished to us by the management of IDM;

  (v)
  certain financial forecasts furnished to us by the management of IDM;

  (vi)
  financial performance of certain other publicly-traded companies;

  (vii)
  financial terms, to the extent publicly available, of certain acquisition transactions involving companies with either orphan drug products or in lines of business similar to IDM's;

JMP Securities LLC
600 Montgomery Street Suite 1100 San Francisco, CA 94111	tel 415.835.8900 fax 415.835.8910 www.jmpsecurities.com

  (viii)
  independent third-party research; and

  (ix)
  such other factors and analyses we deemed appropriate.

        In conducting our review and arriving at our opinion, with your consent, we have assumed and relied, without independent verification, upon the accuracy and completeness of all information and data furnished to or otherwise reviewed by or discussed with us. With respect to the financial forecasts, projections, and other forward-looking information and data relating to IDM provided to, discussed with or reviewed by us, we have assumed, with your consent, that they have been reasonably prepared in good faith and reflect the best currently available estimates and judgments of IDM's management as to IDM's future financial performance. We have not been engaged to assess the reasonableness or achievability of such forecasts, projections, or other information and data, or the assumptions on which they were based, and we do not we do not assume any responsibility and express no view with respect to such forecasts, projections, information, data and assumptions.

        We have assumed that the final form of the Agreement will not vary materially from the last draft Agreement reviewed by us and that the Transactions will be consummated substantially on the terms described in such draft, without any amendment, modification or waiver of material term, condition or agreement. We have also assumed that, in connection with the Transactions, all necessary governmental, regulatory and other consents and approvals contemplated by the Agreement would be obtained and that in the course of obtaining any of those consents and approvals no delays, conditions, costs or restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transactions.

        We are not legal, tax, accounting or regulatory advisors and express no opinion with respect to legal, tax, accounting or regulatory matters, as to which we understand that IDM obtained such advice as it deemed necessary from qualified professionals. We are not in the business of appraising tangible assets and have not made or been provided with, and have not been requested to make or obtain, any independent valuation or appraisal of any or all of the assets or liabilities of IDM, nor have we made any physical inspection of such assets. We were not asked to evaluate the solvency or fair value of IDM under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based on financial, economic, market and other circumstances and conditions as in effect on, and the information disclosed to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

        We were not requested to consider, and our opinion does not address, IDM's underlying business decision to enter into the Agreement and pursue the Transactions, the structure or accounting treatment or taxation consequences of the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies that may exist or the effect of any other transaction in which IDM might engage. We were not requested to consider, and our opinion does not address, the non-financial terms of the Agreement or the Transactions, nor does it address the terms of any of the related agreements to be entered into by the parties. We do not express any opinion as to the prices at which IDM's common stock may be traded at any time. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the Consideration to be received by the holders of IDM's common stock. Our opinion addresses only the fairness, from a financial point of view, to the holders of IDM's common stock (other than the Buyer and its affiliates) of the Consideration to be paid to such holders in the Transactions. Our opinion should not be viewed as determinative of the views of IDM or its board of directors with respect to the Transactions.

        We, as part of our investment banking business, are customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. IDM has agreed to pay us a fee for our financial advisory services, payable upon consummation of the Offer and has paid us a retainer, which retainer will be credited against the fee due upon consummation of the Offer. We will also receive a fee for providing this opinion, no portion of which is contingent upon consummation of the Transactions. In addition, IDM has agreed to reimburse us for all reasonable travel and out-of-pocket expenses, and to indemnify us, our affiliates, and each of our respective members, officers, directors, agents, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of our engagement. In the ordinary course of our trading, brokerage, investment management and financing activities, JMP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities of IDM, Parent or Parent's affiliates or other companies or any currency that may be involved in this transaction. We have not otherwise had a material relationship with, nor otherwise received fees from, IDM or any other party to the Transactions, during the two years preceding the date hereof. In the future, we may maintain other relationships with, and provide advisory and other services to IDM, Parent, the Buyer and their respective affiliates, and may receive fees for the rendering of such services.

        This opinion is given at the request of, and is intended for the benefit and use of, the Board of Directors of IDM in connection with its consideration of the Transactions and may not, in whole or in part, be used for any other purpose or disseminated, reproduced, quoted from or referred to at any time, in any manner or for any purpose without our prior consent, which consent is hereby given to the inclusion of this opinion in full in any proxy or solicitation/recommendation statement of IDM filed with the Securities and Exchange Commission in connection with the Transactions. This letter does not constitute a recommendation to IDM's stockholders with respect to the Transactions. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of JMP to IDM, the Board of Directors of IDM or any other party.

        The issuance of this opinion was approved by our fairness opinion review committee.

        Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof that the Consideration to be paid to the holders of IDM's common stock (other than the Buyer and its affiliates) in the Transactions is fair, from a financial point of view, to such holders.

Very truly yours,

JMP SECURITIES LLC